Exhibit 2.1

LANTRONIX, INC.

and

INTRINSYC TECHNOLOGIES CORPORATION

ARRANGEMENT AGREEMENT

October 30, 2019

i

ii

SCHEDULES

Schedule A	PLAN OF ARRANGEMENT
Schedule B	ARRANGEMENT RESOLUTION
Schedule C	REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Schedule D	REPRESENTATIONS AND WARRANTIES OF THE PURCHASER
Schedule E	COMPANY LOCKED-UP SHAREHOLDERS

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ARRANGEMENT AGREEMENT

THIS AGREEMENT is made as of October 30, 2019,

BETWEEN:

LANTRONIX, INC., a corporation existing under the laws of the State of Delaware, USA

(the “Purchaser”)

- and -

INTRINSYC TECHNOLOGIES CORPORATION, a corporation existing under the laws of Canada

(the “Company”)

WHEREAS the Purchaser and the Company wish to enter into a transaction providing for the acquisition by the Purchaser of all of the Company Shares;

AND WHEREAS the Purchaser and the Company intend to carry out the transactions contemplated by this Agreement by way of a plan of arrangement under the provisions of the CBCA;

AND WHEREAS immediately prior to the execution and delivery of this Agreement, and as a condition precedent in favour of the Purchaser, the Purchaser has entered into the Company Voting Agreements with all of the directors and executive officers of the Company;

NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties agree as follows:

Article 1
INTERPRETATION

Section 1.1	Defined Terms

As used in this Agreement, the following terms have the following meanings:

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“Acquisition Proposal” means, other than the Transactions, and other than any transaction involving only the Company and one or more of its wholly-owned Subsidiaries, any offer, proposal or inquiry (written or oral) from any Person or group of Persons relating to: (i) the direct or indirect acquisition or purchase (or any lease, long-term supply agreement or other arrangement having the same economic effect as a purchase) by any Person or group of Persons of 20% or more of the consolidated assets of the Company and its Subsidiaries determined on a fair-market-value basis or which contribute 20% or more of the consolidated revenue or EBITDA of Company; (ii) the direct or indirect purchase or acquisition by any Person or group of Persons of 20% or more of the issued and outstanding Company Shares or any other class of voting, equity or other securities or any other equity interests (including securities convertible into or exercisable or exchangeable for securities or equity interests) of the Company or any of its Subsidiaries whose assets or revenues or EBITDA, individually or in the aggregate, represent 20% or more of the consolidated assets or contribute 20% or more of the consolidated revenue or EBITDA of the Company; (iii) any direct or indirect take-over bid, tender offer, exchange offer or other transaction that, if consummated, would result in a Person or group of Persons beneficially owning 20% or more (in terms of number of securities or voting power calculated on a non-diluted basis) of the Company Shares or any other class of voting, equity or other securities or any other equity interests (including securities convertible into or exercisable or exchangeable for securities or equity interests) of the Company or any of its Subsidiaries whose assets or revenues or EBITDA, individually or in the aggregate, represent 20% or more of the consolidated assets or contribute 20% or more of the consolidated revenue or EBITDA of the Company; or (iv) any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization or other similar transaction or series of transactions involving the Company and/or one or more of its Subsidiaries whose assets or revenues or EBITDA constitute, individually or in the aggregate, 20% or more of the consolidated assets or contribute 20% or more of the consolidated revenue or EBITDA of the Company, or any liquidation, dissolution, or winding up of the Company and/or one or more of its Subsidiaries whose assets constitute or contribute, individually or in the aggregate, 20% or more of the consolidated assets or the consolidated revenue or EBITDA of the Company.

“Action” means any action, cause of action, claim, demand, litigation, suit, investigation, grievance, citation, summons, subpoena, inquiry, audit, hearing, arbitration or other similar civil, criminal or regulatory proceeding, in law or in equity.

“Adverse Recommendation Change” has the meaning ascribed thereto in Section 5.1(1)(c).

“Affiliate” means, with respect to the Person to which it refers, a Person that directly or indirectly, through one or more intermediaries controls, is controlled by or is under common control with, such Person.

“Agreement” means this Arrangement Agreement, including the Schedules hereto.

“Alternative Transaction Agreement” has the meaning ascribed thereto in Section 5.1(1)(d).

“Antitrust Law” means the Sherman Antitrust Act of 1890, the Clayton Act of 1914, the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and all other United States or non-United States antitrust, competition or other Laws (including the Competition Act, R.S.C. 1985, c. C-34) that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

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“Applicable Anti-Corruption Laws” means (i) the U.S. Foreign Corrupt Practices Act of 1977; (ii) the Corruption of Foreign Public Officials Act (Canada); and (iii) any other Law that prohibits corruption or bribery applicable to the Company, its Subsidiaries or any other Person associated with or acting on behalf of the Company or any of its Subsidiaries, including any director, officer, agent, employee or affiliate of the Company or any of its Subsidiaries.

“Applicable Date” has the meaning ascribed thereto in Section (6)(a) of Schedule C.

“Arrangement” means an arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of this Agreement or made at the direction of the Court in the Final Order with the consent of the Company and the Purchaser, each acting reasonably.

“Arrangement Resolution” means the special resolution approving the Plan of Arrangement to be considered at the Company Meeting by the Company Shareholders, substantially in the form set out in Schedule B.

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement, required by the CBCA to be sent to the Director after the Final Order is made, which will include the Plan of Arrangement and otherwise be in form and content satisfactory to the Company and the Purchaser, each acting reasonably.

“Bank Financing Confirmation” means the confirmation sought by the Purchaser from Silicon Valley Bank or other financial institution concerning, in part, the provision of funds for use by the Company or the Purchaser at or in connection with the Closing.

“Bankruptcy and Equity Exception” has the meaning ascribed thereto in Section (4)(a) of Schedule C.

“Breaching Party” has the meaning ascribed thereto in Section 4.9(2).

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Irvine, California or Vancouver, British Columbia.

“Cash Consideration” means $0.55 per Company Share payable in cash as provided in the Plan of Arrangement.

“CBCA” means the Canada Business Corporations Act, R.S.C. 1985, c. C-44.

“Certificate of Arrangement” means the certificate of arrangement giving effect to the Arrangement, issued by the Director pursuant to Subsection 192(7) of the CBCA after the Articles of Arrangement have been filed.

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“Closing” has the meaning ascribed thereto in Section 2.9(4).

“Closing Date” has the meaning ascribed thereto in Section 2.9(4).

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Company” means Intrinsyc Technologies Corporation, a corporation continued under the CBCA.

“Company Assets” means all of the assets, properties (real or personal), permits, rights, licenses or other privileges (whether contractual or otherwise) of the Company and its Subsidiaries.

“Company Board” means the board of directors of the Company, as constituted from time to time.

“Company Board Recommendation” means, at any point in time, the most recent public statement, if any, of the Company Board, having received the Company Fairness Opinion and outside legal and financial advice, have unanimously determined that the Arrangement is in the best interests of the Company and fair to the Company Shareholders and recommends that Company Shareholders vote in favour of the Arrangement Resolution.

“Company Circular” means the notice of the Company Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to Company Securityholders in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement.

“Company Contractors” means the independent contractors contracted by the Company and its Subsidiaries.

“Company Data Room” means the virtual data room hosted by Donnelly Financial Solutions and created by the Company and made available to the Purchaser, as contained in the folder entitled “Project Kokanee” accessible at ˜, as such was constituted at ˜ p.m. on October 30, 2019, and which at such time contained only those documents as are set out in the index appended to the Company Disclosure Letter as Exhibit A.

“Company Disclosure Letter” has the meaning ascribed thereto in Section 3.1(1).

“Company Employees” means the officers and employees of the Company and/or its Subsidiaries.

“Company Equity Award” means the Company Options and Company RSUs.

“Company Fairness Opinion” means the respective opinion of the Company Financial Advisor to the effect that, as of the date hereof, the Consideration to be received by the Company Shareholders is fair to such holders.

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“Company Financial Advisor” means TD Securities Inc., or such other financial advisors that the Company Board or a subcommittee of the Company Board may engage on behalf of the Company.

“Company Locked-up Shareholders” means those Company Securityholders listed in Schedule E hereto, who have entered into a Company Voting Agreement with the Purchaser pursuant to which they have agreed, among other things and subject to the terms of such Company Voting Agreement, to vote their Company Securities in favour of the Arrangement Resolution.

“Company Material Adverse Effect” means any change, event, occurrence, effect, state of facts, development, condition or circumstance that, individually or in the aggregate with other such changes, events, occurrences, effects, state of facts, developments, conditions or circumstances would reasonably be expected to be material and adverse to the business, operations, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, except to the extent that any such change, event, occurrence, effect, state of facts, development, condition or circumstance results from:

(i)	any effect, change, development or event affecting the secure data access and management solutions for Internet of Things (IoT) industry;

(ii)	any change in general economic, political, business, regulatory, or market conditions or in national or global financial, credit or capital markets;

(iii)	any change in Law, including any Laws in respect to taxes, IFRS or regulatory accounting requirements, in each case after the date hereof;

(iv)	any earthquake, hurricane, tornado, tsunami, flood or other natural disaster or outbreak or escalation of hostilities or acts of war (whether or not declared) or act of terrorism;

(v)	the announcement of this Agreement or the pendency of the Transactions;

(vi)	any change in the market price or trading volume of any securities of the Company or any suspension of trading in securities generally on the TSX, or any credit rating downgrade, negative outlook, watch or similar event relating to the Company (it being understood that the causes underlying such change in market price or trading volume may be taken into account in determining whether a Company Material Adverse Effect has occurred);

(vii)	the failure of the Company or its Subsidiaries to meet any internal or published projections, forecast or estimates of, or guidance related to, revenues, earnings, cash flows or other financial metrics before, on or after the date hereof (it being understood that the causes underlying such failures may be taken into account in determining whether a Company Material Adverse Effect has occurred, provided, that such causes are not referred to in clauses (i) through (vi) above);

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(viii)	actions taken or not taken with the express prior written approval of the Purchaser; and

(ix)	any legal action of a Company Securityholder connected with, or arising from, this Agreement or the Transactions contemplated by this Agreement,

provided however, that (A) with respect to the foregoing clauses (i) – (vi), such change, event, occurrence, effect, state of facts, development, condition or circumstance does not (I) primarily relate to (or have the effect of primarily relating to) the Company and its Subsidiaries or (II) disproportionately adversely affect the Company and its Subsidiaries compared to other companies of similar size operating in the industries in which the Company and its Subsidiaries carry on a material portion of their business in the aggregate; and (B) references in certain Sections of this Agreement to dollar amounts are not intended to be, and will not be deemed to be, illustrative for purposes of determining whether a “ Company Material Adverse Effect” has occurred.

“Company Meeting” means the special meeting of Company Shareholders, including any adjournment or postponement of such meeting in accordance with the terms of this Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution.

“Company Options” means the outstanding options to purchase Company Shares issued pursuant to the Stock Option Plan.

“Company Plan” means any written benefit or compensation plan, program, policy, practice, agreement, Contract, arrangement or other obligation, which is sponsored or maintained by, or required to be contributed to, or with respect to which any potential liability is borne by the Company or any of its Subsidiaries with respect to the Company Employees or former Company Employees and includes: employment, consulting, retirement, severance, termination or change in control agreements, deferred compensation, equity-based, incentive, bonus, supplemental retirement, profit sharing, pension, insurance, medical, welfare, fringe or other material benefits or remuneration of any kind.

“Company Public Disclosure Record” means all documents filed by the Company on SEDAR on or after the Applicable Date and before the date hereof.

“Company Registered Intellectual Property” has the meaning ascribed thereto in Section (16)(a) of Schedule C.

“Company RSUs” means the outstanding restricted share units granted by the Company under the RSU Plan.

“Company Securityholders” means, collectively, the Company Shareholders, the holders of Company Options and the holders of Company RSUs.

“Company Shareholders” means the registered and/or beneficial holders of the Company Shares, as the context requires.

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“Company Shares” means the common shares without par value in the capital of the Company.

“Company’s Knowledge” means the actual knowledge of each of the Chief Executive Officer and Chief Financial Officer of the Company as of the date hereof, after making reasonable inquiries regarding the relevant matter, each in their capacity as an officer of the Company and not in their personal capacity or other capacity, and does not include knowledge or awareness of any other individual or any constructive, implied or imputed knowledge or awareness.

“Company Voting Agreements” means the voting agreements (including any amendments thereto) between the Purchaser and the Company Locked-up Shareholders.

“Confidentiality Agreement” means the mutual confidentiality and standstill agreement dated June 18, 2019 between the Company and the Purchaser.

“Conflict Minerals” has the meaning ascribed thereto in Section (23) of Schedule C.

“Consideration” means, with respect to each Company Share, the aggregate of: (i) the Cash Consideration and (ii) the Share Consideration, issuable or to be paid pursuant to the Plan of Arrangement.

“Contract” means any legally binding agreement, arrangement, commitment, engagement, contract, franchise, license, lease, obligation, note, bond, mortgage, indenture, undertaking, joint venture or other obligation.

“Copyrights” means rights in works of authorship, copyrights therein and thereto, and other similar exclusive exploitation rights and moral rights, and any registrations and applications for registration thereof, and all renewals, extensions, restorations and reversions thereof.

“Court” means the Supreme Court of British Columbia, sitting in Vancouver, British Columbia, or other court as applicable.

“D&O Insurance” has the meaning ascribed thereto in Section 4.7(3).

“Depositary” means such Person as the Purchaser may appoint to act as depositary for the Company Shares in relation to the Arrangement, with the approval of the Company, acting reasonably.

“Director” means the Director appointed under section 260 of the CBCA.

“Disclosing Party” has the meaning ascribed thereto in Section 4.10(1).

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement.

“EBITDA” has the meaning specified in the Company’s Management’s Discussion and Analysis for the three and six months ended June 30, 2019.

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“EDGAR” means the Electronic Data Gathering and Retrieval System of the SEC.

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

“Effective Time” has the meaning ascribed thereto in the Plan of Arrangement.

“Environmental Law” means any Law relating to: (i) the protection, investigation or restoration of the environment or public health or safety matters; (ii) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance; or (iii) noise, odor, indoor air, employee exposure, wetlands, pollution or contamination relating to any Hazardous Substance.

“ERISA” means the United States Employee Retirement Income Security Act of 1974.

“Existing Credit Facility” means the existing line of credit facility made as of March 6, 2018 (as it may have been amended, restated, supplemented or otherwise modified from time to time), entered into by the Company and a senior Canadian chartered bank.

“Export Controls and Sanctions” has the meaning ascribed thereto in Section (21)(a) of Schedule C.

“Final Order” means the final order of the Court in a form acceptable to the Company and the Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided however, that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal.

“Forward Looking Statements” has the meaning ascribed thereto in Section (23) of Schedule D.

“Fraud” means actual and intentional fraud with respect to the making of a representation or warranty contained in this Agreement by a Person with actual knowledge (as opposed to deemed, imputed or constructive knowledge) and intent to deceive.

“Government Official” includes (i) any employee, official or agent of any Governmental Entity; (ii) any person who holds a legislative, administrative or judicial position with any Governmental Entity; or (iii) any official of a political party or candidate for public office.

“Governmental Entity” means (i) any international, multinational, national, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public body, authority or department, central bank, court, tribunal, arbitral body, commission, board, bureau, ministry, agency or instrumentality, domestic or foreign; (ii) any subdivision or authority of any of the above; (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (iv) any stock exchange.

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“Hazardous Substance” means any element, waste or other substance, whether natural or artificial, and whether consisting of gas, liquid, solid or vapour, that is prohibited, listed, defined, judicially interpreted, designated or classified as dangerous, hazardous, radioactive, explosive, toxic, a pollutant or a contaminant under or pursuant to any Environmental Laws.

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board and applicable at the relevant time.

“Import Restrictions” has the meaning ascribed thereto in Section (21)(a) of Schedule C.

“Indemnified Persons” has the meaning ascribed thereto in Section 4.7(1).

“Insurance Policies” has the meaning ascribed thereto in Section (17) of Schedule C.

“Integrated Circuit Topographies” means all rights in integrated circuit topographies or mask works.

“Intellectual Property” means any and all intellectual property and intellectual property rights anywhere in the world including: (i) Patents; (ii) Trademarks; (iii) Copyrights; (iv) Trade Secrets; (v) Integrated Circuit Topographies; (vi) Software; (vii) all rights in internet websites, domain names, web content, links and keywords, as applicable; (viii) all rights of the Company or Purchaser, as applicable, whether conveyed by operation of law or by Contract, to any and all inventions that may be made by a Company Employee or Purchaser Employee, as applicable, working within the scope of his or her employment, using the Company’s or Purchaser’s equipment, or inventing at the Company’s or Purchaser’s expense; and (ix) the goodwill associated with any of the foregoing and all rights pertaining to any of the foregoing, anywhere in the world, including any rights arising under international treaties and convention rights, and all applications, registrations, licences, sublicences, franchises, Contracts or any other evidence of a right in any of the foregoing.

“Interim Order” means the interim order of the Court pursuant to Section 192(4) of the CBCA after being informed of the intention to rely upon the Section 3(a)(10) Exemption from registration under the U.S. Securities Act with respect to the Purchaser Shares issued pursuant to the Arrangement, in a form acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended by the Court with the consent of the Company and the Purchaser, each acting reasonably.

“Law” means, with respect to any Person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, award, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity.

“Leased Real Property” has the meaning ascribed thereto in Section (13)(b) of Schedule C.

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“Licenses” has the meaning ascribed thereto in Section (11)(b) of Schedule C.

“Lien” means any mortgage, deed of trust, charge, pledge, hypothec, security interest, easement, right of way, zoning restriction, lien (statutory or otherwise), or other third party encumbrance, in each case, whether contingent or absolute.

“Matching Period” means the five Business Day period following the day of the Purchaser’s receipt of the Superior Proposal Notice.

“Material Contract” has the meaning ascribed thereto in Section (12)(a) of Schedule C.

“Misrepresentation” has the meaning ascribed thereto under the Securities Act (British Columbia).

“Nasdaq” means the NASDAQ Global Select Market and any successor thereto.

“NCIB” means the normal course issuer bid program established by the Company on September 29, 2017, extended on September 29, 2018 and which commenced on October 4, 2018.

“NI 52-109” means National Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings.

“Non-Arm’s Length Agreement” means any Contract between the Company or any of its Subsidiaries and any Person with whom the Company or any of its Subsidiaries is not dealing, as of and any time after the date of this Agreement, at arm’s length (within the meaning of the Tax Act), excluding, for greater certainty, any employment agreements entered into in the Ordinary Course.

“OFAC” has the meaning ascribed thereto in Section (21)(a) of Schedule C.

“Open Source Software” means software or firmware that is distributed as “free software,” “open source software” or under a “copyleft” agreement or is otherwise subject to the terms of any license which requires, as a condition on the use, copying, modification and/or distribution of such software or firmware that such item, (a) be disclosed or distributed in source code or object code form, (b) be licensed for the purpose of making derivative works or (c) be redistributed at no or minimal charge.

“Order” has the meaning ascribed thereto in Section 6.1(3).

“Ordinary Course” means, with respect to an action taken by any Person, that such action is substantially consistent in nature and scope with the past practices of such Person and is taken in the ordinary course of the normal day-to-day operations of the business of such Person.

“Organizational Documents” means: (i) with respect to any Person that is a corporation, its articles or certificate of incorporation or memorandum and articles of association, as the case may be, and by-laws; (ii) with respect to any Person that is a partnership, its certificate of partnership and partnership agreement; (iii) with respect to any Person that is a limited liability company, its certificate of formation and limited liability company or operating agreement; (iv) with respect to any Person that is a trust or other entity, its declaration or agreement of trust or other constituent document; and (v) with respect to any Person similar to but not set out in (i) through (iv) of this definition, its comparable organizational documents (including a declaration of trust, partnership agreement, articles of continuance, arrangement or amalgamation).

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“Outside Date” means January 31, 2020 or such later date as may be agreed to in writing by the Parties.

“Owned Real Property” has the meaning ascribed thereto in Section (13)(a) of Schedule C.

“Parties” means, collectively, the Company and the Purchaser and “Party” means any one of them.

“Patents” means rights to inventions, patents, patent applications and statutory invention registrations, including, continuations, continuations-in-part, divisionals, provisionals, non-provisionals, re-examinations, re-issues, renewals and extensions, and all improvements and modifications thereto, regardless of the jurisdiction in which the rights are registered, applied for or used.

“Permitted Liens” means, in respect of the Company or any of its Subsidiaries, any one or more of the following:

(a)	Liens for Taxes which are not due or which are being contested in good faith by appropriate proceedings in respect of which adequate reserves have been established in accordance with IFRS in the consolidated statement of financial position of the Company;

(b)	easements, rights of way, servitudes and similar rights in land including rights of way and servitudes for highways and other roads, railways, sewers, drains, gas and oil pipelines, gas and water mains, electric light, power, telephone, telegraph or cable television conduits, poles, wires and cables that do not materially adversely affect the Company Assets;

(c)	inchoate or statutory Liens of contractors, subcontractors, mechanics, workers, suppliers, materialmen, carriers and others in respect of the construction, maintenance, repair or operation of the Company Assets; provided however that such Liens are related to obligations not due, or in respect of which adequate holdbacks are being maintained as required by Law;

(d)	zoning restrictions and other limitations imposed by any Governmental Entity having jurisdiction over real property;

(e)	Liens incurred, created and granted in the Ordinary Course to a public utility, municipality or Governmental Entity in connection with operations conducted with respect to the Company Assets, but only to the extent those Liens relate to costs and expenses for which payment is not due; or

(f)	any Lien listed in Section 1.1 (Permitted Liens) of the Company Disclosure Letter provided that such Lien is discharged prior to the Closing Date.

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“Permitted Purchaser Lien” means, in respect of the Purchaser or any of its Subsidiaries, any one or more of the following:

(a)	Liens for Taxes which are not due or which are being contested in good faith by appropriate proceedings in respect of which adequate reserves have been established in accordance with U.S. GAAP in the consolidated balance sheet of the Purchaser;

(b)	easements, rights of way, servitudes and similar rights in land including rights of way and servitudes for highways and other roads, railways, sewers, drains, gas and oil pipelines, gas and water mains, electric light, power, telephone, telegraph or cable television conduits, poles, wires and cables that do not materially adversely affect the Purchaser Assets;

(c)	inchoate or statutory Liens of contractors, subcontractors, mechanics, workers, suppliers, materialmen, carriers and others in respect of the construction, maintenance, repair or operation of the Purchaser Assets; provided however that such Liens are related to obligations not due, or in respect of which adequate holdbacks are being maintained as required by Law;

(d)	zoning restrictions and other limitations imposed by any Governmental Entity having jurisdiction over real property;

(e)	Liens incurred, created and granted in the Ordinary Course to a public utility, municipality or Governmental Entity in connection with operations conducted with respect to the Purchaser Assets, but only to the extent those Liens relate to costs and expenses for which payment is not due;

(f)	Liens incurred, created and granted in the Ordinary Course;

(g)	Liens incurred, created and granted in connection with the borrowing of funds for the Transactions and the subsequent operations of the Company; or

(h)	any Lien listed in Section 1.1 (Permitted Liens) of the Purchaser Disclosure Letter.

“Person” includes any individual, partnership, limited partnership, association, body corporate, organization, joint venture, trust, estate, trustee, executor, administrator, legal representative, government (including a Governmental Entity), syndicate or other entity.

“Plan of Arrangement” means the plan of arrangement, substantially in the form set out in Schedule A, subject to any amendments or variations to such plan made in accordance with this Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of the Company and the Purchaser, each acting reasonably.

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“Privacy Law” means the Personal Information Protection and Electronic Documents Act (Canada), the Personal Information Protection (British Columbia), the United States Privacy Act of 1974 and any comparable applicable Law.

“Purchaser” means Lantronix, Inc., a corporation incorporated under the State of Delaware, USA.

“Purchaser Assets” means all of the assets, properties (real or personal), permits, rights, licenses or other privileges (whether contractual or otherwise) of the Purchaser and its Subsidiaries.

“Purchaser Board” means the board of directors of the Purchaser, as constituted from time to time.

“Purchaser Convertible Securities” has the meaning ascribed thereto in Section 2.1.

“Purchaser Data Room” means the virtual data room created by the Purchaser and made available to the Company, as contained in the cabinet entitled “Project Kokanee” accessible at Vault Rooms, as such was constituted at ˜ p.m. on ˜, 2019, and which at such time contained only those documents as are set out in the index appended to the Purchaser Disclosure Letter.

“Purchaser Disclosure Letter” has the meaning ascribed thereto in Section 3.2(1).

“Purchaser Employee Stock Purchase Plan” means the 2013 Employee Stock Purchase Plan of the Purchaser, as amended on November 13, 2018.

“Purchaser Employees” means the officers and employees of the Purchaser and/or its Subsidiaries.

“Purchaser Equity Award” means the Purchaser Options, Purchaser RSUs and Purchaser Shares issued under the Purchaser Employee Stock Purchase Plan.

“Purchaser Licenses” has the meaning ascribed thereto in Section (12)(c) of Schedule D.

“Purchaser Material Adverse Effect” means any change, event, occurrence, effect, state of facts, development, condition or circumstance that, individually or in the aggregate with other such changes, events, occurrences, effects, state of facts, developments, conditions or circumstances would reasonably be expected to be material and adverse to the business, operations, financial condition or results of operations of the Purchaser and its Subsidiaries, taken as a whole, except to the extent that any such change, event, occurrence, effect, state of facts, development, condition or circumstance results from:

(i)	any effect, change, development or event affecting the secure data access and management solutions for Internet of Things (IoT) industry;

(ii)	any change in general economic, political, business, regulatory, or market conditions or in national or global financial, credit or capital markets;

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(iii)	any change in Law, including any Laws in respect to taxes, U.S. GAAP or regulatory accounting requirements, in each case after the date hereof;

(iv)	any earthquake, hurricane, tornado, tsunami, flood or other natural disaster or outbreak or escalation of hostilities or acts of war (whether or not declared) or act of terrorism;

(v)	the announcement of this Agreement or the pendency of the Transactions;

(vi)	any change in the market price or trading volume of any securities of the Purchaser or any suspension of trading in securities generally on the Nasdaq, or any credit rating downgrade, negative outlook, watch or similar event relating to the Purchaser (it being understood that the causes underlying such change in market price or trading volume may be taken into account in determining whether a Purchaser Material Adverse Effect has occurred);

(vii)	the failure of the Purchaser or its Subsidiaries to meet any internal or published projections, forecast or estimates of, or guidance related to, revenues, earnings, cash flows or other financial metrics before, on or after the date hereof (it being understood that the causes underlying such failures may be taken into account in determining whether a Purchaser Material Adverse Effect has occurred, provided, that such causes are not referred to in clauses (i) – (vi) above);

(viii)	actions taken or not taken with the express prior written approval of the Company; and

(ix)	any legal action of a Purchaser Shareholder connected with, or arising from, this Agreement or the Transactions contemplated by this Agreement,

provided however, that (A) with respect to the foregoing clauses (i) through (vi), such change, event, occurrence, effect, state of facts, development, condition or circumstance does not (I) primarily relate to (or have the effect of primarily relating to) the Purchaser and its Subsidiaries or (II) disproportionately adversely affect the Purchaser and its Subsidiaries compared to other companies of similar size operating in the industries in which the Purchaser and its Subsidiaries carry on a material portion of their business in the aggregate; and (B) references in certain Sections of this Agreement to dollar amounts are not intended to be, and will not be deemed to be, illustrative for purposes of determining whether a “ Purchaser Material Adverse Effect” has occurred.

“Purchaser Material Contract” has the meaning ascribed thereto in Section (13) of Schedule D.

“Purchaser Options” means the outstanding stock options to purchase Purchaser Shares issued pursuant to the Purchaser Stock Incentive Plan.

“Purchaser Plan” means any written benefit or compensation plan, program, policy, practice, agreement, Contract, arrangement or other obligation, which is sponsored or maintained by, or required to be contributed to, or with respect to which any potential liability is borne by the Purchaser or any of its Subsidiaries with respect to the Purchaser Employees or former Purchaser Employees and includes employment, consulting, retirement, severance, termination or change in control agreements, deferred compensation, equity-based, incentive, bonus, supplemental retirement, profit sharing, pension, insurance, medical, welfare, fringe or other material benefits or remuneration of any kind.

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“Purchaser Preferred Shares” means the undesignated preferred shares of the Purchaser having a par value of $0.0001.

“Purchaser Public Disclosure Record” means all documents filed by the Purchaser on EDGAR on or after the Applicable Date and before the date hereof.

“Purchaser RSUs” means the outstanding restricted stock units granted under the Purchaser Stock Incentive Plan.

“Purchaser Share Value” means $0.76 per Purchaser Share.

“Purchaser Shareholder” means the registered and/or beneficial holders of the Purchaser Shares, as the context requires.

“Purchaser Shares” means the common stock having a par value of $0.0001 in the capital of the Purchaser.

“Purchaser Significant Customer” means the ten (10) largest customers of the Purchaser and its Subsidiaries, taken as a whole (measured by dollar value of sales during the last six months immediately prior to June 30, 2019).

“Purchaser Significant Supplier” means the ten (10) largest suppliers of the Purchaser, supplying components and services related to the products of the Purchaser and its Subsidiaries, taken as a whole (measured by dollar volume of purchases by the Purchaser and/or its Subsidiaries during the last six months immediately prior to June 30, 2019).

“Purchaser Stock Incentive Plan” means the Amended and Restated 2010 Stock Incentive Plan of the Purchaser.

“Purchaser’s Knowledge” means the actual knowledge of each of the Purchaser’s Chief Executive Officer and Chief Financial Officer, as of the date hereof, after making reasonable inquiries regarding the relevant matter, each in their capacity as an officer of the Purchaser and not in their personal capacity or other capacity, and does not include knowledge or awareness of any other individual or any constructive, implied or imputed knowledge or awareness.

“Real Property Leases” has the meaning ascribed thereto in Section (13)(b) of Schedule C.

“Recipient” has the meaning ascribed thereto in Section 4.10(1).

“Representatives” has the meaning ascribed thereto in Section 5.1(1).

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“Required Third-Party Consents” means the written approval of QUALCOMM Incorporated and certain of its subsidiaries to the Transactions.

“RSU Plan” means the restricted share unit plan approved by the Company Shareholders on May 15, 2017.

“SEC” means the United States Securities and Exchange Commission.

“Section 3(a)(10) Exemption” has the meaning ascribed thereto in Section 2.3.

“Securities Authority” means the applicable securities commissions or securities regulatory authority of a province or territory of Canada and, in the case of the Purchaser, also includes the SEC.

“Securities Laws” means the Securities Act (British Columbia) and any other applicable Canadian provincial and territorial securities Laws, rules, regulations and published instruments, policies, bulletins and notices of the applicable Securities Authorities made thereunder, the U.S. Exchange Act, the U.S. Securities Act and all other state and federal securities laws, rules, regulations and policies published thereunder, in each case as not in effect and as they may be promulgated or amended from time to time.

“SEDAR” means the System for Electronic Document Analysis and Retrieval maintained on behalf of the Canadian Securities Authorities.

“Share Consideration” means, in respect of each Company Share, 0.2135 of a Purchaser Share, as provided in the Plan of Arrangement.

“Shareholder Rights Plan” means the shareholder rights plan agreement dated May 12, 2015 between the Company and Equity Financial Trust Company.

“Significant Customers” means the ten (10) largest customers of the Company and its Subsidiaries, taken as a whole (measured by dollar value of revenues during the 6-month period ending on June 30, 2019).

“Significant Suppliers” means the ten (10) largest suppliers of the Company, supplying components and services related to the products of the Company and its Subsidiaries, taken as a whole (measured by dollar volume of purchases by the Company and/or its Subsidiaries during the 6-month period ending on June 30, 2019).

“SRP Right” means a right issued pursuant to the Shareholder Rights Plan.

“Stock Option Plan” means the amended and restated incentive stock option plan of the Company approved by the Company Board on April 11, 2019 and by the Company Shareholders on May 14, 2019.

“Subsidiary” has the meaning ascribed thereto in National Instrument 45-106 – Prospectus and Registration Exemptions and “Subsidiaries” means all of them, collectively.

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“Superior Proposal” means, other than the Transactions, a bona fide written Acquisition Proposal from any Person or group of Persons providing for the direct or indirect acquisition or purchase of all of the outstanding Company Shares or assets of the Company and its Subsidiaries on a consolidated basis:

(a)	that did not result from a breach of any standstill, non-disclosure or similar agreement between any one or more of the Persons making such Acquisition Proposal and its Affiliates and the Company or a breach of Section 5.1;

(b)	that is made in writing after the date hereof, including any variation or other amendment of any Acquisition Proposal made prior to the date hereof;

(c)	that is not subject to any due diligence or financing condition;

(d)	that the Company Board determines, in its good faith judgment, after receiving the advice of its outside legal counsel and the Company Financial Advisor and after taking into account all the terms and conditions of the Acquisition Proposal, including all legal, financial, regulatory, shareholder approval and other aspects of such Acquisition Proposal, including the financing terms thereof, and the Person making such Acquisition Proposal, (A) if accepted, is reasonably likely to be consummated in accordance with its terms and (B) if consummated in accordance with its terms (but without assuming away the risk of non-completion), would result in a transaction which is more favourable, from a financial point of view, to Company Shareholders than the Transactions (after giving effect to any amendments or modifications to the terms of the Transactions proposed by the Purchaser pursuant to Section 5.3(1)(d));

(e)	in respect of which any required financing to complete such Acquisition Proposal is available or committed and subject to conditions that the Company Board determines in its good faith judgment, after consultation with the Company Financial Advisor and its outside counsel are more likely than not to be satisfied; and

(f)	that complies with applicable Canadian Securities Laws.

“Superior Proposal Notice” has the meaning ascribed thereto in Section 5.3(1)(c).

“Tax” (including, with correlative meaning, the term “Taxes”) means (i) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Entity, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, health, employee health, payroll, workers’ compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, and including all license and registration fees and all employment insurance, health insurance and government pension plan premiums or contributions; (ii) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in clause (i) above or this clause (ii); (iii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period; and (iv) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of any express or implied obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any party.

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“Tax Act” means the Income Tax Act (Canada).

“Tax Returns” means all returns and reports (including elections, designations, declarations, notices, disclosures, schedules, estimates and information returns) filed with or supplied to, or required to be filed with or supplied to, a Tax authority, including all amendments, attachments or supplements thereto and whether in tangible or electronic form.

“Technology” has with respect to the Company and its Subsidiaries, the meaning ascribed thereto in Section (16)(b) of Schedule C, and with respect to the Purchaser and its Subsidiaries, the meaning ascribed thereto in Section (17)(a) of Schedule D.

“Terminating Party” has the meaning ascribed thereto in Section 4.9(2).

“Termination Fee” has the meaning ascribed thereto in Section 8.2(2).

“Termination Fee Event” has the meaning ascribed thereto in Section 8.2(2).

“Termination Notice” has the meaning ascribed thereto in Section 4.9(2).

“Trademarks” means any trademarks, service marks, brand names, logos, corporate names and assumed, fictional, business and trade names, and slogans and other indicia of source of origin, whether or not registered, including all common law rights thereto and all goodwill associated therewith, and registrations and applications for registration thereof, regardless of the jurisdiction in which they are registered, applied for or used.

“Trade Secrets” means all know-how, trade secrets, confidential or proprietary technical, business, financial and other information, data, plans, drawings, developments, inventions and ideas, invention disclosures and discoveries, whether or not patentable, including processes, methods of manufacture, process engineering and technology, schematics, sketches, graphs, product specifications, machine settings, techniques, methods, formulae, designs, current and anticipated customer requirements, price lists, client and customer and prospect lists and files, projections and budgets, analyses, and market studies, all business plans, strategic plans, marketing and advertising plans, and all rights therein and thereto.

“Transaction Litigation” has the meaning ascribed thereto in Section 4.8.

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“Transactions” means the Arrangement and all other transactions contemplated by this Agreement.

“Transferred Information” has the meaning ascribed thereto in Section 4.10(1).

“TSX” means the Toronto Stock Exchange and any successor thereto.

“United States” or “U.S.” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia.

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934.

“U.S. GAAP” means accounting principles generally accepted in the United States, consistently applied.

“U.S. Securities Act” means the United States Securities Act of 1933.

“Willful Breach” means a material breach that is a consequence of any act undertaken by the breaching Party with the actual knowledge that the taking of such act would, or would reasonably be expected to, cause a breach of this Agreement.

Section 1.2	Certain Rules of Interpretation

In this Agreement, unless otherwise specified:

(1)	Headings, etc. The provision of a Table of Contents, the division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Agreement.

(2)	Currency. All references to dollars or to “$” are references to United States dollars unless otherwise indicated.

(3)	Gender and Number. Any reference to gender includes all genders. Words importing the singular number also include the plural and vice versa.

(4)	Certain Phrases, etc. The words (i) “including”, “includes” and “include” mean “including (or includes or include) without limitation”, (ii) “day” means “calendar day”, (iii) “hereof”, “herein”, “hereunder” and words of similar import, will refer to this Agreement as a whole and not to any particular provision of this Agreement, (iv) “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of”, and (v) unless stated otherwise, “Article”, “Section”, “Subsection” and “Schedule” followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Agreement.

(5)	Definition of “made available”. The term “made available” means: (i) copies of the subject materials were publicly available, including on SEDAR or EDGAR or the Company’s or Purchaser’s website, as applicable; (ii) substantially complete (except where noted in the Company Disclosure Letter or the Purchaser Disclosure Letter) and unredacted copies of the subject materials were included in the Company Data Room or Purchaser Data Room, as applicable; (iii) copies of the subject materials were provided, or (iv) the subject material was listed in the Company Disclosure Letter or Purchaser Disclosure Letter, as applicable, or referred to in the Company Data Room or Purchaser Data Room, as applicable, and copies were provided to the Party if requested.

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(6)	Disclosure Letters. The Company Disclosure Letter and Purchaser Disclosure Letter and all information contained in the Company Disclosure Letter and Purchaser Disclosure Letter is confidential information and may not be disclosed unless (i) it is required to be disclosed pursuant to applicable Law, unless such Law permits the Parties to refrain from disclosing the information for confidentiality or other purposes; or (ii) a Party needs to disclose it in order to enforce its rights under this Agreement.

(7)	Capitalized Terms. All capitalized terms used in any Schedule or in the Company Disclosure Letter or Purchaser Disclosure Letter have the meanings ascribed to them in this Agreement.

(8)	Accounting Terms. All accounting terms with respect to the Company are to be interpreted in accordance with IFRS and all determinations of an accounting nature in respect of the Company required to be made will be made in a manner consistent with IFRS. All accounting terms with respect to the Purchaser are to be interpreted in accordance with U.S. GAAP and all determinations of an accounting nature in respect of the Purchaser required to be made will be made in a manner consistent with U.S. GAAP.

(9)	Statutes. Any reference to a statute refers to such statute, or successor thereto, and all rules, resolutions and regulations made under it, or its successor, respectively, as it or its successor, or they, may have been or may from time to time be amended or re-enacted, unless stated otherwise.

(10)	Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. (Vancouver time) on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. (Vancouver time) on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Agreement by a Person is not a Business Day, such action will be required or permitted to be taken on the next succeeding day which is a Business Day.

(11)	Time References. References to time are to local time in Vancouver, British Columbia.

(12)	Subsidiaries. To the extent any covenants or agreements relate, directly or indirectly, to a Subsidiary of the Company or the Purchaser, each such provision will be construed as a covenant by the Company or the Purchaser to cause (to the fullest extent to which it is legally capable) such Subsidiary to perform the required action.

(13)	Consent. If any provision requires approval or consent of a Party and such approval or consent is not delivered within the specified time limit, the Party whose consent or approval is required will be conclusively deemed to have withheld its approval or consent.

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(14)	Schedules. The schedules attached to this Agreement form an integral part of this Agreement.

(15)	Agreements. All references in this Agreement to any agreement, Contract, document or instrument means such agreement, Contract, document or instrument, as amended, restated or supplemented in accordance with the terms thereof, and includes all schedules, exhibits and other attachments, in each case as of the date hereof.

Article 2
tHE aRRANGEMENT

Section 2.1	Arrangement

The Company and the Purchaser agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions of this Agreement and the Plan of Arrangement. Notwithstanding anything in this Agreement or the Plan of Arrangement to the contrary, if the aggregate Purchaser Shares (including Share Consideration), Purchaser Options, Purchaser RSUs and other Purchaser Convertible Securities (as defined below) to be issued by the Purchaser in connection with this Agreement and the Plan of Arrangement would result in the Purchaser issuing Purchaser Shares, Purchaser Options, Purchaser RSUs and other securities convertible into or exercisable or exchangeable for Purchaser Shares (“Purchaser Convertible Securities”) in excess of 19.9% of the Purchaser Shares outstanding immediately prior to the Closing (calculating both the numerator and the denominator in accordance with Section 5635(a) of the Nasdaq Listing Rules and the rules, regulations and interpretations thereunder), then the amount of the Cash Consideration shall be proportionately adjusted up and the amount of the Share Consideration shall be proportionately adjusted down such that the aggregate number of Purchaser Shares (including the Share Consideration as proportionately adjusted down pursuant to this sentence), Purchaser Options, Purchaser RSUs and other Purchaser Convertible Securities to be issued by the Purchaser in connection with this Agreement and the Plan of Arrangement, represents 19.9% of the Purchaser Shares outstanding immediately prior to the Closing (calculating both the numerator and the denominator in accordance with Section 5635(a) of the Nasdaq Listing Rules and the rules, regulations and interpretations thereunder); provided, that each holder of a Company Share shall receive the same economic value for each Company Share that it would have received pursuant to this Agreement and the Plan of Arrangement as if this sentence did not apply valuing the Share Consideration using the Purchaser Share Value.

Section 2.2	Interim Order

As soon as reasonably practicable after the date hereof but in any event in sufficient time to permit the Company Meeting to be convened in accordance with Section 2.4(1), the Company will, in a manner acceptable to the Purchaser, acting reasonably, pursuant to Section 192(3) of the CBCA, and, in cooperation with the Purchaser, prepare, file and diligently pursue an application for the Interim Order, the terms of which are acceptable to the Purchaser, acting reasonably, which must provide, among other things:

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(i)	for the classes of Persons to whom notice is to be provided in respect of the Arrangement and the Company Meeting and for the manner in which such notice is to be provided;

(ii)	for confirmation of the record date for the Company Meeting (which date shall be fixed and filed by the Company in consultation with the Purchaser, acting reasonably);

(iii)	that the required level of approval for the Arrangement Resolution will be: (a) 66 2/3% of the votes cast on such resolution by Company Shareholders, voting as a single class, present in person or represented by proxy at the Company Meeting, with each Company Shareholder being entitled to one vote for each Company Share held by such holder; and (b) if applicable, a majority of the votes cast attached to the Company Shares held by Company Shareholders present in person or represented by proxy at the Company Meeting excluding, for the purpose, votes attached to the Company Shares that are required to be excluded pursuant to Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions; and that these will be the only requisite approvals required by the Company Shareholders;

(iv)	that, in all other respects, the terms, restrictions and conditions of the Company’s Organizational Documents, including quorum requirements and all other matters, will apply in respect of the Company Meeting;

(v)	for the grant of the Dissent Rights to those Company Shareholders who are registered Company Shareholders as contemplated in the Plan of Arrangement;

(vi)	that the Company Meeting may be adjourned or postponed from time to time by the Company in accordance with the terms of this Agreement without the need for additional approval of the Court;

(vii)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(viii)	that each Company Securityholder entitled to Consideration pursuant to the Arrangement will have the right to appear before the Court so long as they enter an appearance within a reasonable time and are in accordance with the procedures set out in the Interim Order;

(ix)	that it is the Parties’ intention to rely on the Section 3(a)(10) Exemption with respect to the issuance of the Purchaser Shares to the Company’s Shareholders pursuant to the Arrangement, subject to and conditioned on the Court’s determination that the Arrangement is substantively and procedurally fair to the Company Shareholders and based on the Court’s approval of the Arrangement;

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(x)	that the record date for the Company Shareholders entitled to notice of and to vote at the Company Meeting will not change in respect of or as a consequence of any adjournment(s) or postponement(s) of the Company Meeting, unless required by Law; and

(xi)	for such other matters as the Purchaser and the Company may agree upon, acting reasonably.

Section 2.3	U.S. Securities Law Matters

The Parties agree that the Arrangement will be carried out with the intention that (i) all Purchaser Shares to be issued to the Company Shareholders in exchange for their Company Shares pursuant to the Plan of Arrangement will be issued in reliance on the exemption from the registration requirements of the U.S. Securities Act provided in Section 3(a)(10) of the U.S. Securities Act (the “Section 3(a)(10) Exemption”). In order to ensure the availability of the Section 3(a)(10) Exemption, the Parties agree that the Arrangement will be carried out on the following basis:

(i)	the procedural and substantive fairness of the terms and conditions of the Arrangement will be subject to the approval of the Court;

(ii)	the Court will be advised as to the intention of the Parties to rely on the Section 3(a)(10) Exemption prior to the hearing required to approve the procedural and substantive fairness of the terms and conditions of the Arrangement;

(iii)	the Court will be required to satisfy itself as to the procedural and substantive fairness of the terms and conditions of the Arrangement to the Company Shareholders;

(iv)	the Company will ensure that each Company Shareholder will be given adequate notice advising them of their right to attend the hearing of the Court to approve the procedural and substantive fairness of the terms and conditions of the Arrangement and providing them with sufficient information necessary for them to exercise that right;

(v)	the Company Shareholders will be advised that the Purchaser Shares issued pursuant to the Arrangement have not been registered under the U.S. Securities Act and will be issued by the Purchaser in reliance on the Section 3(a)(10) Exemption;

(vi)	the Interim Order will specify that each Company Shareholder will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement so long as they enter an appearance within a reasonable time in accordance with the procedures set out in the Interim Order and in accordance with the requirements of the Section 3(a)(10) Exemption;

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(vii)	the Court will hold a hearing before approving the procedural and substantive fairness of the terms and conditions of the Arrangement; and

(viii)	the Final Order will expressly state that the Arrangement is approved by the Court as being procedurally and substantively fair to the Company Shareholders, and the Parties will use commercially reasonable efforts to cause the Final Order to state that it serves as a basis of a claim to the Section 3(a)(10) Exemption from the registration requirements otherwise imposed by the U.S. Securities Act regarding the distribution of securities pursuant to the Arrangement.

Section 2.4	The Company Meeting

(1)	The Company will:

(a)	convene and conduct the Company Meeting in accordance with the Interim Order, the Company’s Organizational Documents and Law as promptly as reasonably practicable, after the date hereof (and in any event the Company will use commercially reasonable efforts to do so not later than December 31 2019) and, in this regard, the Company may abridge, any time periods that may be abridged under Securities Laws for the purpose of considering the Arrangement Resolution and for any other proper purpose as may be set out in the Company Circular and agreed to by the Purchaser;

(b)	set the record date for the Company Shareholders entitled to vote at the Company Meeting as promptly as reasonably practicable; and not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Company Meeting without the prior written consent of the Purchaser, which consent will not be unreasonably withheld, delayed or conditioned, except as required for quorum purposes (in which case the Company Meeting will be adjourned and not cancelled) or by Law or by a Governmental Entity, provided that the Company Meeting, so adjourned or postponed, shall not be later than 10 Business Days after the date on which the Company Meeting was originally scheduled and in any event shall not be later than the date that is 5 Business Days prior to the Outside Date; provided however that in the event that (i) an Acquisition Proposal is publicly disclosed; or (ii) the Company provides a Superior Proposal Notice to the Purchaser on a date that is less than 15 Business Days before the Company Meeting, the Company will either proceed with or will postpone the Company Meeting to a date that is not more than 15 Business Days after the scheduled date of the Company Meeting but not later than the date that is 5 Business Days prior to the Outside Date, as directed by the Purchaser, acting reasonably;

(c)	subject to the terms of this Agreement, use its commercially reasonable efforts to solicit proxies in favour of the approval of the Arrangement Resolution and against any resolution submitted by any Person that is inconsistent with the Arrangement Resolution and the completion of any of the Transactions, including, if so requested by the Purchaser, at the Purchaser’s sole cost and expense, acting reasonably, or otherwise desirable to the Company, using dealers and proxy solicitation services firms selected by the Company and approved by the Purchaser, acting reasonably, to solicit proxies in favour of the approval of the Arrangement Resolution;

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(d)	provide the Purchaser with copies of or access to information regarding the Company Meeting generated by any proxy solicitation services firm engaged by the Company, as requested from time to time by the Purchaser, acting reasonably;

(e)	consult with the Purchaser in fixing the date of the Company Meeting and the record date of the Company Meeting;

(f)	promptly advise the Purchaser, at such times as the Purchaser may reasonably request, as to the aggregate tally of the proxies received by the Company in respect of the Arrangement Resolution;

(g)	give notice to the Purchaser of the Company Meeting and allow representatives of the Purchaser and legal counsel to attend the Company Meeting;

(h)	promptly advise the Purchaser of any communication (written or oral) received by the Company, its Subsidiaries or their respective representatives from, or claims brought by (or threatened to be brought by), any Person in opposition to the Transactions and/or relating to the purported exercise or withdrawal of Dissent Rights by Company Shareholders, and the Company will (i) provide the Purchaser with an opportunity to review and comment on any written communications sent by or on behalf of the Company to any such Person and to participate in any discussions, negotiations or proceedings with or including any such Persons, and (ii) not settle or compromise or agree to settle or compromise any such claims or Dissent Rights without the prior written consent of the Purchaser;

(i)	not change the record date for the Company Shareholders entitled to vote at the Company Meeting in connection with any adjournment or postponement of the Company Meeting unless required by Law or if the Purchaser’s prior written consent is provided, not to be unreasonably withheld, delayed or conditioned; and

(j)	promptly advise the Purchaser of any communication (written or oral) received by the Company, its Subsidiaries or their respective representatives from the TSX, any of the Securities Authorities or any other Governmental Entity in connection with the Company Meeting.

Section 2.5	The Company Circular

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(1)	The Company will so as to permit the Company Meeting to be held as promptly as practicable after the date hereof but in any event in sufficient time to permit the Company Meeting to be held in accordance with Section 2.4(1): (i) subject to the Purchaser’s compliance with Section 2.5(4), promptly prepare and complete, in consultation with the Purchaser, the Company Circular, together with any other documents required by Law in connection with the Company Meeting and the Arrangement; (ii) cause the Company Circular and such other documents to be filed with the Securities Authorities and disseminated to each Company Securityholder and other Person as required by the Interim Order and Law; (iii) to the extent required by Law, as promptly as practicable prepare, file with the Securities Authorities and disseminate to the Company Securityholders and other Persons as required by the Interim Order and Law any supplement or amendment to the Company Circular (after the Purchaser has had a reasonable opportunity to review and comment thereon) if any event will occur which requires such action at any time prior to the Company Meeting; and (iv) otherwise use its commercially reasonable efforts to comply with all requirements of Law applicable to the Company Meeting and the Arrangement.

(2)	The Company will ensure that the Company Circular complies in all material respects with the Interim Order and Law, does not contain any Misrepresentation (other than with respect to any information relating to and furnished by the Purchaser for inclusion in the Company Circular) and provides the Company Shareholders with sufficient information to permit them to form a reasoned judgment concerning the matters to be placed before the Company Meeting. Without limiting the generality of the foregoing, but subject to Section 5.3, the Company Circular must include: (i) a copy of the Company Fairness Opinion; (ii) the Company Board Recommendation; and (iii) a statement that the Company Locked-up Shareholders have agreed to support the Transaction pursuant to the terms thereof.

(3)	The Company will allow the Purchaser and its legal counsel a reasonable opportunity to review and comment on drafts of the Company Circular and other related documents, and will give reasonable consideration to any comments made by the Purchaser and its legal counsel, and agrees that all information relating primarily to the Purchaser included in the Company Circular must be in form and content satisfactory to the Purchaser, acting reasonably.

(4)	The Purchaser will provide to the Company in writing all necessary information, including all financial information, concerning the Purchaser that is requested by the Company and required by Law to be included by the Company in the Company Circular or other related documents, and will ensure that such information does not contain any Misrepresentation.

(5)	The Company and the Purchaser will promptly notify each other if any of them becomes aware that the Company Circular contains a Misrepresentation or otherwise requires an amendment or supplement. The Parties will cooperate in the preparation of any such amendment or supplement as required or appropriate and the Company will promptly mail, file or otherwise publicly disseminate any such amendment or supplement to those Persons to whom the Company Circular was sent pursuant to Section 2.5(1) and, if required by the Court or by Law, file the same with the Securities Authorities or any other Governmental Entity as required.

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(6)	The Company will promptly advise the Purchaser of any communication (written or oral) received by the Company, its Subsidiaries or their respective representatives from the TSX, any of the Securities Authorities or any other Governmental Entity in connection with the Company Circular.

Section 2.6	Final Proceedings

If:

(a)	the Interim Order is obtained; and

(b)	the Arrangement Resolution is passed at the Company Meeting by the Company Shareholders as provided for in the Interim Order and as required by applicable Law,

the Company will, as soon as reasonably practicable (but in any event within five (5) Business Days) thereafter, take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Section 192 of the CBCA.

Section 2.7	Court Proceedings

In connection with all Court proceedings relating to obtaining the Interim Order and the Final Order, the Company will diligently pursue, and cooperate with the Purchaser in diligently pursuing, the Interim Order and the Final Order and the Company will provide the Purchaser and its legal counsel with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement (including by providing, on a timely basis and prior to the service and filing of such material, a description of any information required to be supplied by the Purchaser for inclusion in such material) and the Company will accept the reasonable comments of the Purchaser and its legal counsel on such material; provided, however, that all information relating solely to the Purchaser’s reliance on the Section 3(a)(10) Exemption and the effect thereof included in any filing with the Court shall be in form and content satisfactory to the Purchaser, acting reasonably. The Company will ensure that all material filed with the Court in connection with the Arrangement is consistent in all material respects with the terms of this Agreement and the Plan of Arrangement. In addition, the Company will not object to legal counsel to the Purchaser making such submissions in support of the application for the Interim Order and the application for the Final Order; provided however, that the Purchaser advises the Company of the nature of such submissions prior to the hearing and such submissions are consistent with this Agreement and the Plan of Arrangement. The Company will also provide legal counsel to the Purchaser on a timely basis with copies of any notice, evidence or other documents served on the Company or its legal counsel in respect of the application for the Final Order or any appeal therefrom, and any notice, written or oral, indicating the intention of any Person to appeal, or oppose the granting of, the Interim Order or Final Order. Subject to Law, no Party will file any material with, or make any submissions to, the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated hereby or with the other Parties’ prior written consent, not to be unreasonably withheld, delayed or conditioned; provided however that nothing herein will require the Purchaser to agree or consent to any increased purchase price or other consideration or other modification or amendment to such filed or served materials that materially expands or increases the Purchaser’s obligations, or materially diminishes or limits the Purchaser’s rights in respect of the Transactions, set forth in any such filed or served materials or under this Agreement. If at any time after the issuance of the Final Order and prior to the Effective Date, the Company is required by the terms of the Final Order or by Law to return to Court with respect to the Final Order, it will, whenever reasonably practicable, do so after reasonable written notice to the Purchaser.

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Section 2.8	Company Options; Company RSUs

(1)	The Parties acknowledge that the outstanding Company Options and Company RSUs will be treated in accordance with the provisions of the Plan of Arrangement.

(2)	The Parties acknowledge that no deduction will be claimed by the Company in respect of any payment made to a holder of Company Options in respect of the Company Options pursuant to the Plan of Arrangement who is a resident of Canada or who is employed in Canada (both within the meaning of the Tax Act) in computing the Parties’ taxable income under the Tax Act, and the Company will: (i) where applicable, make an election pursuant to subsection 110(1.1) of the Tax Act in respect of the cash payments made in exchange for the surrender of Company Options, and (ii) provide evidence in writing of such election to holders of Company Options, it being understood that holders of Company Options will be entitled to claim any deductions available to such persons pursuant to paragraph 110(1)(d) of the Tax Act in respect of the calculation of any benefit arising from the surrender of Company Options.

Section 2.9	Articles of Arrangement and Effective Date

(1)	The Articles of Arrangement will implement the Plan of Arrangement. The Articles of Arrangement will include the form of the Plan of Arrangement attached to this Agreement as Schedule A, as it may be amended from time to time in accordance with the terms hereof by the prior written agreement of the Parties.

(2)	The Company agrees that it will consent to the amendment of the Plan of Arrangement at any time and from time to time prior to the Effective Date, at the reasonable request of the Purchaser, to modify any of its terms as determined to be necessary or desirable by the Purchaser, acting reasonably, provided that no such amendment (i) is inconsistent with the Interim Order, the Final Order or this Agreement, (ii) is prejudicial to the Company Securityholders, or (iii) creates a reasonable risk of delaying, impairing or impeding in any material respect the satisfaction of any condition set forth in Article 6.

(3)	The Company will file the Articles of Arrangement with the Director no later than the third Business Day after the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of the conditions set out in Article 6 (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of those conditions as of the Effective Date) and receipt of written confirmation from the Depositary that it has received the funds referred to in Section 2.10, unless another time or date is agreed to in writing by the Parties.

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(4)	The closing of the Arrangement will take place at the offices of Farris LLP in Vancouver, British Columbia, or at such other location as may be agreed upon by the Parties (“Closing”). The date on which Closing occurs is referred to herein as the “Closing Date”.

Section 2.10	Payment of Consideration

The Purchaser will, following receipt of the Final Order and prior to the filing by the Company of the Articles of Arrangement with the Director, provide or cause to provide the Depositary with sufficient cash (taking into account the funds to be delivered to the Depositary by the Company on behalf of the Purchaser pursuant to Section 4.11) and Purchaser Shares (to be held in escrow until the Effective Time (the terms and conditions of such escrow to be satisfactory to the Company and the Purchaser, acting reasonably)) to satisfy: (i) the aggregate Cash Consideration and Share Consideration payable to the Company Shareholders as provided in the Plan of Arrangement; (ii) the aggregate amount to be paid by the Company to the holders of the Company Options and Company RSUs pursuant to the Plan of Arrangement to the extent that such amount cannot be satisfied from the Company’s available cash on hand; and (iii) provide or cause to provide the Company with sufficient funds to pay out the Existing Credit Facility if there is any amount owed at the Effective Time and if the Purchaser elects to repay the Existing Credit Facility on or before the Effective Time to the extent such amount cannot be satisfied from the Company’s available cash on hand.

Section 2.11	Employment Matters

(1)	The Purchaser will cause the Company, or any successor to the Company, to offer continued employment of each Company Employee and Company Contractor (as listed in Section 2.11 of the Company Disclosure Letter) on terms and conditions (including but not limited to base salary, target bonus, commissions, benefits, severance entitlement, equity compensation opportunities, duties, and office location) substantially similar to those currently in effect as of the date of this Agreement.

(2)	The Purchaser covenants and agrees, and after the Effective Time will cause the Company and any successor to the Company, to honour and comply in all material respects with the terms of all existing change of control agreements and employment and severance obligations of the Company and its Subsidiaries and all obligations of the Company and its Subsidiaries under the Company’s existing employee plans.

Section 2.12	Withholding Taxes

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The Purchaser, the Company and the Depositary, as applicable, will be entitled to deduct and withhold from any Consideration (whether Cash Consideration or Share Consideration) otherwise payable or otherwise deliverable to any Company Securityholders under the Plan of Arrangement in accordance with Section 4.6 thereof. To the extent that any amounts are so deducted, withheld or remitted to the appropriate Governmental Entity when required by Law, such amounts will be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid. To the extent that the amount required to be deducted or withheld from any payment to any holder or former holder of Company Shares exceeds the Cash Consideration otherwise payable to such holder, the Purchaser, the Company or the Depositary, as applicable, may sell or otherwise dispose of such portion of the Share Consideration payable to such holder or former holder in the form of Purchaser Shares as is necessary to provide sufficient funds to enable the payor to comply with such deduction and/or withholding requirements.

Section 2.13	U.S. Tax Matters

The Parties intend (i) that the Arrangement will qualify as a “reorganization” within the meaning of Section 368(a)(1)(A) of the Code and (ii) that this Agreement will constitute, and the Parties hereby adopt it as, a “plan of reorganization” within the meaning of Section 368 of the Code and the U.S. Treasury Regulations promulgated thereunder.

Article 3
REPRESENTATIONs AND WARRANTIES

Section 3.1	Representations and Warranties of the Company

(1)	Except as set forth in the corresponding sections or subsections of the disclosure letter delivered to the Purchaser by the Company prior to entering into this Agreement (the “Company Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter will be deemed disclosure with respect to any other section or subsection to which the relevance of such item is readily apparent on its face), the Company hereby represents and warrants to the Purchaser as set forth in Schedule C.

(2)	The Purchaser acknowledges that, except as may be expressly set forth in this Agreement including Schedule C, neither the Company nor any of its Subsidiaries nor any of its respective officers, directors, employees or representatives make or have made any representation or warranty, express or implied, at law or in equity, in respect of the Company or its Subsidiary or their businesses, their past, current or future financial condition, their properties, assets, liabilities or operations, their past, current or future profitability or performance, or any other matter, individually or in the aggregate. Any such other representations or warranties are hereby expressly disclaimed. Except for the representations and warranties contained in this Agreement including in Schedule C, the Purchaser expressly disclaims reliance on any representation or warranty, any statement or information made, communicated or furnished (orally or in writing) to the Purchaser or its representatives.

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(3)	The representations and warranties of the Company contained in this Agreement will not survive the completion of the Arrangement and will expire and be terminated at the Effective Time.

Section 3.2	Representations and Warranties of the Purchaser

(1)	Except as set forth in the corresponding sections or subsections of the disclosure letter delivered to the Company by the Purchaser prior to entering into this Agreement (the “Purchaser Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Purchaser Disclosure Letter will be deemed disclosure with respect to any other section or subsection to which the relevance of such item is readily apparent on its face), the Purchaser hereby represents and warrants to the Company as set forth in Schedule C.

(2)	The Company acknowledges that, except as may be expressly set forth in this Agreement including in Schedule C, neither the Purchaser nor any of its officers, directors, employees or representatives make or have made any representation or warranty, express or implied, at law or in equity, in respect of the Purchaser or its businesses, its past, current or future financial condition, its properties, assets, liabilities or operations, its past, current or future profitability or performance, or any other matter, individually or in the aggregate. Any such other representations or warranties are hereby expressly disclaimed. Except for the representations and warranties contained in this Agreement including in Schedule C, the Company expressly disclaims reliance on any representation or warranty, any statement or information made, communicated or furnished (orally or in writing) to the Company or its respective representatives.

(3)	The representations and warranties of the Purchaser contained in this Agreement will not survive the completion of the Arrangement and will expire and be terminated at the Effective Time.

Article 4
COVENANTS

Section 4.1	Conduct of Business of the Company

(1)	The Company covenants and agrees as to itself and its Subsidiaries that, during the period from the date hereof until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except (i) with the express prior written consent of the Purchaser (which consent will not be unreasonably withheld, delayed or conditioned), (ii) as required or permitted by this Agreement, (iii) as required by Law or the rules or requirements of the TSX, or (iv) as contemplated by the Company Disclosure Letter or otherwise made available to the Purchaser, the Company will, and will cause each of its Subsidiaries to: (A) conduct its business in the Ordinary Course, in a proper and prudent manner and in accordance with good industry practice and Laws and (B) use commercially reasonable efforts to maintain and preserve its business organization, assets (including, for greater certainty, the Company Assets), properties, employees, goodwill and business relationships with customers, suppliers, creditors, lessors, distributors, licensors, partners, business associates, Governmental Entities and other Persons with which the Company or any of its Subsidiaries has business relations and to perform and comply with all of its obligations under the Material Contracts.

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(2)	Without limiting the generality of Section 4.1(1), the Company covenants and agrees that, during the period from the date hereof until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, that except in the situations or circumstances contemplated by Section 4.1(1)(i) through (iv), the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly:

(a)	amend any of its Organizational Documents;

(b)	reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire (including under the NCIB), or offer to redeem, repurchase or otherwise acquire (including under the NCIB), directly or indirectly, any of its voting or equity securities or securities convertible or exchangeable into or exercisable for any of its voting or equity securities, other than from holders of any Company Equity Awards in full or partial payment of any exercise price and any applicable Taxes payable by such holder upon the exercise of or the lapse of any restrictions on, as applicable, such Company Equity Awards outstanding, and in accordance with the terms of the applicable Stock Option Plan, RSU Plan and award agreement, as of the date hereof;

(c)	issue, grant, deliver, sell, pledge or otherwise dispose or encumber, or authorize the issuance, grant, delivery, sale, pledge or other encumbrance of any voting or equity securities of the Company or any of its Subsidiaries (other than the issuance of shares by a wholly-owned Subsidiary of the Company to the Company or another wholly-owned Subsidiary, or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities;

(d)	declare, set aside, pay or make any dividends or other distributions (whether in cash, stock, property or otherwise) on or in respect of any of its capital stock, other than dividends or distributions by a direct or indirect wholly-owned Subsidiary of the Company to the Company or to another direct or indirect wholly-owned Subsidiary of the Company;

(e)	acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, in one transaction or in a series of related transactions, any assets, securities, properties, interests or businesses if such acquisition would (i) have a cost, on a per transaction or series of related transactions basis, in excess of $100,000 and subject to a maximum of $500,000 for all transactions, and (ii) reasonably be expected to prevent the consummation of the Transactions;

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(f)	merge or consolidate the Company or any of its Subsidiaries with any other Person, except for any such transactions among wholly-owned Subsidiaries of the Company, or restructure, reorganize or completely or partially liquidate or otherwise enter into any agreements or arrangements imposing material changes or restrictions on its assets, operations or businesses;

(g)	reduce the stated capital of the shares of the Company or any of its Subsidiaries;

(h)	adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of the Company or any of its Subsidiaries;

(i)	transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire, or otherwise dispose of any material assets, licenses, operations, rights, product lines, businesses, Intellectual Property rights or interests in any of the foregoing of the Company or its Subsidiaries having a value greater than $100,000 individually and $500,000 in the aggregate, including capital stock of any of its Subsidiaries, except: (a) in connection with services and products provided in the Ordinary Course, (b) sales of obsolete assets; or (c) pursuant to Contracts in effect prior to the date hereof;

(j)	except as set forth in Section 4.1(2)(j) of the Company Disclosure Letter and consistent therewith or in the Ordinary Course, make or authorize any capital expenditure having a value greater than $100,000 individually and $500,000 in the aggregate;

(k)	make any material Tax election, information schedule, return or designation where the taking of such action is inconsistent with past practice, settle or compromise any material Tax claim, assessment, reassessment or liability, file any amended Tax Return, enter into any material agreement with a Governmental Entity with respect to Taxes, surrender any right to claim a material Tax abatement, reduction, deduction, exemption, credit or refund, consent to the extension or waiver of the limitation period applicable to any material Tax matter or materially amend or change any of its methods for reporting income, deductions or accounting for income Tax purposes, except as may be required by Law;

(l)	make, in one transaction or in a series of related transactions, any loans, guarantees, advances or capital contributions to, or investments in, in excess of $100,000 individually and $500,000 in the aggregate, any other Person, other than the Company or any wholly-owned Subsidiary of the Company;

(m)	create, incur, assume or otherwise become liable, in one transaction or in a series of related transactions, with respect to any indebtedness for borrowed money or guarantees thereof in an amount, on a per transaction or series of related transactions basis, other than: (i) indebtedness owing by one wholly-owned Subsidiary of the Company or owing by the Company or to another wholly-owned Subsidiary of the Company or of the Company to a wholly-owned Subsidiary of the Company, (ii) in connection with advances in the Ordinary Course under the Company’s Existing Credit Facility or any of its Subsidiaries’ existing credit facilities in connection with actions otherwise permitted by this Section 4.1, (iii) indebtedness entered into in the Ordinary Course or in connection with the Arrangement; (iv) in connection with the refinancing of indebtedness outstanding on the date hereof in the Ordinary Course provided, that any indebtedness created, incurred, refinanced, assumed or for which the Company or any of its Subsidiaries becomes liable in accordance with (ii) through (iv) will be prepayable at the Effective Time without any material premium, penalty or other incremental costs (including breakage costs); or (v) except as set forth in Section 4.1(2)(m) of the Company Disclosure Letter;

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(n)	prepay or repay any long-term indebtedness (whether on account of borrowed money, deferred purchase price of property or otherwise) before its scheduled maturity, other than repayments and contractually required prepayments of indebtedness under the Company’s Existing Credit Facility or any of its Subsidiaries’ existing credit facilities, provided that no material breakage or other costs or penalties are payable in connection with any such prepayment;

(o)	make any loan or advance to, or any capital contribution or investment in, or assume, guarantee or otherwise become liable with respect to the liabilities or obligations of, any Person (other than in respect of a liability or obligation incurred by a wholly owned Subsidiary of the Company that is not restricted hereunder from incurring that liability or obligation);

(p)	create or assume any Lien (other than Permitted Liens) on any assets of the Company or its Subsidiaries, other than in the Ordinary Course;

(q)	except in the Ordinary Course and in compliance with the Company’s risk management policies in effect on the date hereof and not to exceed $500,000 of notional debt in the aggregate, enter into any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or similar financial instruments;

(r)	make any material change in the Company’s policies or methods of accounting, except as required by concurrent changes in IFRS;

(s)	except as required by Law or the terms of any Company Plan in effect as of the date hereof or as otherwise set forth in Section 4.1(2)(s) of the Company Disclosure Letter: (i) increase in any manner the compensation or consulting fees, bonus levels, pension, welfare or other benefits or severance, change of control or termination pay payable to any Company Employee, Company Contractor or any director of the Company (other than, (x) in the case of a Company Employee who is not a director or executive officer of the Company, increases in annual salary or wage rate in the Ordinary Course not to exceed 15% individually or 5% in the aggregate or (y) the payment of annual bonuses for completed periods based on actual performance in the Ordinary Course), (ii) adopt, establish, or become a party to any new Company Plan or any amendment, termination or modification of an existing Company Plan, (iii) grant any new awards, or amend or modify the terms of any outstanding awards, under any Company Plan, (iv) take any action to accelerate the vesting or lapsing of restrictions or payment, or fund or in any other way secure the payment, of compensation or benefits under any Company Plan, (v) materially change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Plan that is required by Law to be funded or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by IFRS, or (vi) excluding any Person who has executed an employment agreement prior to the date hereof and who may commence employment after the date hereof, hire any Company Employee or Company Contractor with an annual salary or wage rate or consulting fees in excess of $150,000;

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(t)	terminate, or amend the terms of, the employment of any Company Employee (other than, in the case of a Company Employee other than a director or officer of the Company or any Company Subsidiary, any termination or amendment in the Ordinary Course);

(u)	subject to Section 4.8, commence, waive, release, assign, settle or compromise any Action in excess of an amount of $100,000 individually or $500,000 in the aggregate or which would reasonably be expected to (i) prevent the consummation of the Transactions or (ii) have a Company Material Adverse Effect;

(v)	except in the Ordinary Course, amend, modify or terminate in any material respect any Material Contract, or cancel, modify or waive any material debts or claims held by it or waive any material rights;

(w)	enter into any Contract that would have been a Material Contract had it been entered into prior to the date hereof, other than Contracts with customers or suppliers entered into in the Ordinary Course;

(x)	except as required under this Agreement, (i) enter into any Non-Arm’s Length Agreement, or (ii) amend or agree to amend the terms of any existing Non-Arm’s Length Agreement;

(y)	except as contemplated in Section 4.7(3), amend, modify, terminate, cancel or let lapse any material insurance (or re-insurance) policy of the Company or its Subsidiaries in effect on the date hereof, unless substantially concurrently with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the terminated, cancelled or lapsed policies for substantially similar premiums are in full force and effect;

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(z)	abandon or fail to diligently pursue any application for any material Licenses, leases, permits or registrations or take any action, or fail to take any action, that would reasonably be expected to result in the termination of any material Licenses, leases, permits or registrations; or

(aa)	authorize, agree, resolve or otherwise commit, whether or not in writing, to do any of the foregoing.

(3)	Subject to Law, the Company will keep the Purchaser informed in reasonable detail as to its material decisions not in the Ordinary Course.

Section 4.2	Conduct of Business of the Purchaser

(1)	The Purchaser covenants and agrees as to itself and its Subsidiaries that, during the period from the date hereof until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except (i) with the express prior written consent of the Company (which consent will not be unreasonably withheld, delayed or conditioned), (ii) as required or permitted by this Agreement, (iii) as required by Law or the rules or requirements of the Nasdaq, or (iv) as contemplated by the Purchaser Disclosure Letter or otherwise made available to the Company, the Purchaser will, and will cause each of its Subsidiaries to not do any of the things specified in Section 4.2(2) .

(2)	The Purchaser covenants and agrees that, during the period from the date hereof until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, that except in the situations or circumstances contemplated by Section 4.1(1)(i)-(iv), except with the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed) or as required by Law, the Purchaser will not, and will not permit any of its Subsidiaries to, directly or indirectly:

(a)	amend any of its Organizational Documents;

(b)	reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, or offer to redeem, repurchase or otherwise acquire, directly or indirectly, any of its voting or equity securities or securities convertible or exchangeable into or exercisable for any of its voting or equity securities, other than from holders of any Purchaser Equity Awards in full or partial payment of any exercise price and any applicable Taxes payable by such holder upon the exercise of or the lapse of any restrictions on, as applicable, such Purchaser Equity Awards outstanding, and in accordance with the terms of the applicable Purchaser Stock Incentive Plan, the Purchaser Employee Stock Purchase Plan and any applicable award agreement, as of the date hereof;

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(c)	issue any voting or equity securities of the Purchaser or any of its Subsidiaries in payment, in whole or in part, for the acquisition of assets or securities of another entity except with the Company’s consent, such consent not to be unreasonably withheld, delayed or conditioned, if such issuance of securities of the Purchaser or any of its Subsidiaries is required to be approved by the Purchaser’s shareholders;

(d)	declare, set aside, pay or make any dividends or other distributions (whether in cash, stock, property or otherwise) on or in respect of any of its capital stock, other than in the Ordinary Course or with respect to dividends or distributions by a direct or indirect wholly-owned Subsidiary of the Purchaser to the Purchaser or to another direct or indirect wholly-owned Subsidiary of the Company;

(e)	(i) merge or consolidate the Purchaser or any of its Subsidiaries with any other Person, except for any such transactions among wholly-owned Subsidiaries of the Purchaser, or (ii) restructure, reorganize or completely liquidate or otherwise enter into any agreements or arrangements imposing material changes or restrictions on its assets, operations or businesses, in the case of each of clauses (i) and (ii) above, if, and only if, such transaction is required to be approved by the Purchaser’s stockholders;

(f)	reduce the stated capital of the Purchaser Shares or any of its Subsidiaries;

(g)	make any material change in the Purchaser’s policies or methods of accounting, except as required by concurrent changes in U.S. GAAP;

(h)	materially change the business carried on by the Purchaser or any of its Subsidiaries or take any other action that would materially delay, impede or prevent the consummation of the Transactions;

(i)	take any action that would result in the need for Purchaser shareholder approval of the transactions contemplated by this Agreement;

(j)	take any action that would have the effect of causing the Purchaser to not have the cash available as at the Effective Date in order to fund the Cash Consideration, taking into account the funds to be delivered by the Company to the Depositary pursuant to Section 4.11; or

(k)	authorize, agree, resolve or otherwise commit, whether or not in writing, to do any of the foregoing.

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For greater certainty, nothing in this Section 4.2 will give the Company, directly or indirectly, any right to control or direct the operations of the Purchaser or any of its Subsidiaries.

Section 4.3	Performance of Obligations

(1)	The Company will and, where appropriate, will cause its Subsidiaries to:

(a)	promptly advise the Purchaser in writing of any event, change or development that has resulted in, or that to the Company’s Knowledge, would have a Company Material Adverse Effect;

(b)	promptly notify Purchaser of (i) any written notice or other communication received by it from any third party, subsequent to the date hereof and prior to the Effective Time, alleging any material breach of or default under (x) any Material Contract to which the Company or any of its Subsidiaries is a party or (y) any other Contract to which the Company or any of its Subsidiaries is a party, the breach of or default under which would reasonably be expected to result in liability that is material to the Company and its Subsidiaries, taken as a whole, which would have a Company Material Adverse Effect, or (ii) any written notice or other communication received by the Company or any of its Subsidiaries from any third party, subsequent to the date hereof and prior to the Effective Time, alleging that the consent or waiver of such third party is or may be required in connection with the Transactions;

(c)	use commercially reasonable efforts to assist in effecting the resignations of the Company directors and cause them to be replaced following the Effective Date by individuals nominated by the Purchaser;

(d)	other than the Required Third-Party Consents, at the request of the Purchaser, acting reasonably, use commercially reasonable efforts to obtain all other third person consents, waivers, Licenses, exemptions, orders, approvals, agreements, amendments and modifications to the Material Contracts that are necessary to permit consummation of the Transactions;

(e)	give effect to the waiver, if required, of the application of the Shareholder Rights Plan to the Transactions and ensure that the Shareholder Rights Plan does not interfere with or impede the success of any of the Transactions; and

(f)	not take any action, refrain from taking any reasonable commercial action, or permit any action to be taken or reasonable commercial action to not be taken, which is expressly inconsistent with this Agreement or which would have a Company Material Adverse Effect.

(2)	The Purchaser will and, where appropriate, will cause its Subsidiaries to:

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(a)	use commercially reasonable efforts to assist in effecting the resignations of the Company directors and cause them to be replaced following the Effective Date by individuals nominated by the Purchaser;

(b)	use commercially reasonable efforts to assist the Company in obtaining all other third person consents (including assistance in obtaining the Required Third-Party Consents), waivers, Licenses, exemptions, orders, approvals, agreements, amendments and modifications to the Material Contracts that are necessary to permit consummation of the Transactions;

(c)	subject to the terms and conditions of this Agreement and of the Plan of Arrangement and applicable Laws, pay the aggregate Cash Consideration and issue the aggregate Share Consideration to be paid pursuant to the Arrangement;

(d)	use commercially reasonable efforts to ensure that the Section 3(a)(10) Exemption is available for the issuance of the Purchaser Shares to the Company Shareholders in exchange for their Company Shares pursuant to the Arrangement; and

(e)	apply for and obtain conditional approval of the listing and posting for trading on the Nasdaq of the Purchaser Shares to be issued in accordance with the terms of the Plan of Arrangement; and

(f)	vote any Company Shares held on the record date for the Company Meeting in favor of the Arrangement Resolution.

Section 4.4	Bank Financing Confirmation

The Company covenants to promptly provide, and shall use its commercially reasonable efforts to cause its affiliates, officers, directors, employees, shareholders, agents and representatives to provide, such cooperation as may be reasonably requested by the Purchaser in connection with obtaining the Bank Financing Confirmation, including providing to the Purchaser all information and documents as may be reasonably requested by the Purchaser in order to satisfy the conditions of Silicon Valley Bank or such other financial institution, including: (i) participating in a reasonable number of meetings, presentations, road shows and due diligence sessions, and (ii) furnishing the Purchaser and its financing sources with such financial and other pertinent information regarding the Company and the Company’s subsidiaries as may be reasonably requested by the Purchaser.

Section 4.5	Access to Information; Confidentiality

(1)	Subject to Law, upon reasonable notice, throughout the period prior to the Effective Time the Company will (and will cause its Subsidiaries to): (a) afford the Purchaser’s officers and other authorized Representatives reasonable access to its senior management, books, Contracts and records; (b) furnish promptly to the Purchaser all information concerning its business, properties and personnel as may reasonably be requested (including, for the avoidance of doubt, continuing access to the Company Data Room); and (c) provide reasonable cooperation to the Purchaser’s officers and other authorized Representatives with respect to day one readiness integration planning (such as payroll, regulatory compliance and financial reporting requirements); provided however, in each case (other than continuing access to the Company Data Room) that: (i) the Purchaser provides the Company with reasonable notice of any request under this Section 4.4(1); (ii) access to any materials contemplated in this Section 4.4(1) will be provided during the Company’s normal business hours only; and (iii) the Company’s compliance with any request under this Section 4.4(1) will not unduly interfere with the conduct of the Company’s business, or any obligation of confidentiality owed by the Company to any other Person. Without limiting the generality of the foregoing, the Purchaser and the Company will reasonably cooperate and consult, acting in good faith, with respect to the Purchaser’s ability to access the Company’s properties.

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(2)	The Purchaser acknowledges that the Confidentiality Agreement continues to apply and that any requests for information and any information provided pursuant to Section 4.4(1) will be subject to the terms of the Confidentiality Agreement.

Section 4.6	Public and Employee Communications

The Parties will agree on a communication plan in connection with (a) the execution of this Agreement and/or (b) the completion of the Transactions and will consult with each other in connection with any other internal or external communication with respect to the Transactions; provided that, in each case, nothing will restrict a Party from responding to inquiries from investors or financial analysts in compliance with Securities Law requirements; and, provided further, that each Party is expressly permitted to hold a public call with its investment community to discuss the Transactions and related matters.

Section 4.7	Insurance and Indemnification

(1)	From and after the Effective Time, each of the Purchaser and the Company agrees that it will indemnify and hold harmless each present and former director and officer of the Company (in each case, when acting in such capacity), determined as of the Effective Time (the “Indemnified Persons”), against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Action, arising out of matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company would have been permitted under the CBCA, applicable Law and its Organizational Documents in effect on the date hereof to indemnify such Person (and the Purchaser or the Company will also advance expenses as incurred to the fullest extent permitted under Law; provided that the Person to whom expenses are advanced provides an irrevocable undertaking to repay such advances if and when a court of competent jurisdiction ultimately determines in a non-appealable ruling that such Person is not entitled to indemnification).

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(2)	Any Indemnified Person wishing to claim indemnification under Section 4.7(1), upon learning of any such Action, will promptly notify the Purchaser thereof, but the failure to so notify will not relieve the Purchaser or the Company of any liability it may have to such Indemnified Person except to the extent such failure materially prejudices the indemnifying Party. In the event of any such Action (whether arising before or after the Effective Time), (a) the Purchaser or the Company will have the right to assume the defense thereof, and the Purchaser and the Company will not be liable to such Indemnified Persons for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Persons in connection with the defense thereof, except that if the Purchaser or the Company elects not to assume such defense or counsel for the Indemnified Persons advises in writing that there are conflicts of interest between the Purchaser or the Company and the Indemnified Persons, the Indemnified Persons may retain counsel satisfactory to them, and the Purchaser or the Company will pay all reasonable documented fees and expenses of such counsel for the Indemnified Persons promptly as statements therefor are received; provided that the Purchaser and the Company will be obligated pursuant to this Section 4.7(2) to pay for only one firm of counsel for all Indemnified Persons in any jurisdiction unless the use of one counsel for such Indemnified Persons would present such counsel with a conflict of interest; provided that the fewest number of counsels necessary to avoid conflicts of interest will be used, (b) the Indemnified Persons will reasonably cooperate in the defense of any such matter and (c) the Purchaser and the Company will not be liable for any settlement effected without their prior written consent; not to be unreasonably withheld, delayed or conditioned and provided further that the Purchaser and the Company will not have any obligation hereunder to any Indemnified Person if and when a court of competent jurisdiction will ultimately determine, and such determination will have become final, that the indemnification of such Indemnified Person in the manner contemplated hereby is prohibited by Law.

(3)	Prior to the Effective Time, the Company will, and if the Company is unable to, the Purchaser will cause the Company as of the Effective Time to, obtain and fully pay for “tail” insurance policies with a claims period of at least six (6) years from and after the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with benefits and levels of coverage at least as favourable as the Company’s existing policies with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement, the Transactions or actions contemplated hereby); provided that in no event will the Company expend for such policies a premium amount in excess of the amount set forth in Section 4.7(3) of the Company Disclosure Letter. If the Company and the Purchaser for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Company will, and the Purchaser will cause the Company to, continue to maintain in effect for a period of at least six (6) years from and after the Effective Time the D&O Insurance in place as of the date hereof with benefits and levels of coverage at least as favourable as provided in the Company’s existing policies as of the date hereof, or the Company will, and the Purchaser will cause the Company to, use commercially reasonable efforts to purchase comparable D&O Insurance for such six (6) year period with benefits and levels of coverage at least as favourable as provided in the Company’s existing policies as of the date hereof.

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(4)	If the Purchaser or the Company or any of their respective successors or assigns (a) will consolidate with or merge into any other corporation or entity and will not be the continuing or surviving corporation or entity of such consolidation or merger or (b) will transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions will be made so that the successors and assigns of the Purchaser or the Company will assume all of the obligations set forth in this Section 4.7.

(5)	The provisions of this Section 4.7 are intended to be for the benefit of, and will be enforceable by, each of the Indemnified Persons.

(6)	The rights of the Indemnified Person under this Section 4.7 are in addition to any rights such Indemnified Person may have under the Organizational Documents of the Company, or under any applicable Contracts or Laws, which rights will be honoured by each of, and not derogated from either of, the Purchaser and the Company. Without limiting the generality of the foregoing, the limits and obligations tied to the rights set out in this Section 4.7 will not limit or otherwise prejudice any rights the Indemnified Person may have under such Organizational Documents, Contracts or Laws.

Section 4.8	Transaction Litigation

The Parties will use their respective commercially reasonable efforts to prevent the entry of (and, if entered, to have vacated, lifted, reversed or overturned) any Order that results from any shareholder litigation or Order issued by any Governmental Entity against the Parties or any of their respective directors or officers relating to this Agreement or the Transactions; provided that in the event that any shareholder litigation or Order issued by any Governmental Entity related to this Agreement or the Transactions is brought, or, to the knowledge of such Party, threatened in writing, against the Parties or any members of the board of directors of such Party after the date hereof and prior to the Effective Time (“Transaction Litigation”) (a) the Party will promptly notify the other Parties of any such Transaction Litigation and will keep the other Parties reasonably informed with respect to the status thereof, (b) the Party will give the other Parties the opportunity to participate in the defense of any Transaction Litigation and (c) the Party will not settle or agree to settle any Transaction Litigation without the other Parties’ prior written consent, such consent not to be unreasonably withheld, delayed or conditioned.

Section 4.9	Notice and Cure Provisions

(1)	Each Party will promptly notify the other Parties of the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would, or would be reasonably likely to:

(a)	cause any of the representations or warranties of such Party contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date hereof to the Effective Time; or

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(b)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party under this Agreement.

(2)	The Purchaser may not elect to exercise its right to terminate this Agreement pursuant to Section 7.2(1)(d)(i) and the Company may not elect to exercise its right to terminate this Agreement pursuant to Section 7.2(1)(c)(i) unless the Party seeking to terminate this Agreement (the “Terminating Party”) has delivered a written notice (“Termination Notice”) to the other Party (the “Breaching Party”) specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Terminating Party asserts as the basis for termination. After delivering a Termination Notice, provided the Breaching Party is proceeding diligently to cure such matter and such matter is capable of being cured prior to the Outside Date, the Terminating Party may not exercise such termination right until the earlier of (a) the Outside Date, and (b) the date that is 10 Business Days following receipt of such Termination Notice by Breaching Party, if such matter has not been cured by such date. If the Terminating Party delivers a Termination Notice prior to the date of the Company Meeting, unless the Parties agree otherwise, the Company will postpone or adjourn the Company Meeting to the earlier of (a) five (5) Business Days prior to the Outside Date and (b) the date that is ten (10) Business Days following receipt of such Termination Notice by the Breaching Party.

Section 4.10	Privacy Matters

(1)	For the purposes of this Section, “Transferred Information” means the personal information as defined in Privacy Law (namely, information about an identifiable individual other than their business contact information when used or disclosed for the purpose of contacting such individual in that individual’s capacity as an employee or an official of an organization and for no other purpose) to be disclosed or conveyed to one Party or any of its representatives or agents (a “Recipient”) by or on behalf of another Party (a “Disclosing Party”) as a result of or in conjunction with the Transactions, and includes all such personal information disclosed to the Recipient prior to the execution of this Agreement.

(2)	Each Disclosing Party acknowledges and confirms that the disclosure of Transferred Information is necessary for the purposes of determining if the Parties will proceed with the Transactions, and that the disclosure of Transferred Information relates solely to the carrying on of the business of the Disclosing Party and the completion of the Transactions.

(3)	Each Disclosing Party covenants and agrees to, upon request, use commercially reasonable efforts to advise the Recipient of all documented purposes for which the Transferred Information was initially collected from or in respect of the individual to which such Transferred Information relates and all additional documented purposes where the Disclosing Party has notified the individual of such additional purpose, and if and to the extent required by Law, obtained the consent of such individual to such use or disclosure.

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(4)	In addition to its other obligations hereunder, Recipient covenants and agrees to: (i) prior to the completion of the Transactions, collect, use and disclose the Transferred Information solely for the purpose of reviewing and completing the Transactions, including for the purpose of determining to complete the Transactions; (ii) after the completion of the Transactions, collect, use and disclose the Transferred Information only for those purposes for which the Transferred Information was initially collected from or in respect of the individual to which such Transferred Information relates or for the completion of the Transactions, unless (A) the Disclosing Party or Recipient have first notified such individual of such additional purpose, and where required by Law, obtained the consent of such individual to such additional purpose, or (B) such use or disclosure is permitted or authorized by Law, without notice to, or consent from, such individual; (iii) where required by Law, promptly notify the individuals to whom the Transferred Information relates that the Transactions have taken place and that the Transferred Information has been disclosed to Recipient; (iv) return or destroy the Transferred Information, at the option of the Disclosing Party, should the Transactions not be completed; and (v) notwithstanding any other provision herein, where the disclosure or transfer of Transferred Information to Recipient requires the consent of, or the provision of notice to, the individual to which such Transferred Information relates, to not require or accept the disclosure or transfer of such Transferred Information until the Disclosing Party has first notified such individual of such disclosure or transfer and the purpose for same, and where required by Law, obtained the individual’s consent to same and to only collect, use and disclose such information to the extent necessary to complete the Transactions and as authorized or permitted by Law.

(5)	Recipient will at all times keep strictly confidential all Transferred Information provided to it, and will instruct those employees or advisors responsible for processing such Transferred Information to protect the confidentiality of such information in a manner consistent with the Recipient’s obligations hereunder and according to Law and agrees to employ appropriate technology and procedures to prevent accidental loss or corruption of such Transferred Information, unauthorized input or access to the Transferred Information, or unauthorized or unlawful collection, storage, disclosure, recording, copying, alteration, removal, deletion, use or other processing of the Transferred Information. Without limiting the requirements of this Section 4.10(5), Transferred Information will be subject to the obligations set out in the Confidentiality Agreement, and will be considered as Confidential Information (as such term is defined in the Confidentiality Agreement) thereunder.

(6)	Recipient will ensure that access to the Transferred Information will be restricted to those employees or advisors of the respective Recipient who have a bona fide need to access such information in order to complete the Transactions.

Section 4.11	Loan

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The Company shall, not later than one Business Day prior to the Effective Date, deliver to the Depositary, on behalf of the Purchaser, the sum of $2,500,000 towards the aggregate Cash Consideration payable by the Purchaser pursuant to Section 2.10 of the Agreement only to be released upon confirmation of Closing. The terms of the foregoing loan shall be as determined by the Company and the Purchaser.

Article 5
additional covenants regarding non-solicitation

Section 5.1	Non-Solicitation

(1)	The Company will (i) immediately cease and cause to be terminated any activities, discussions or negotiations that may be ongoing with respect to an Acquisition Proposal, (ii) promptly request each Person that has heretofore executed a confidentiality agreement in connection with its consideration of acquiring the Company, any of its Subsidiaries or a material portion of their respective assets, return or destroy all non-public information heretofore furnished to such Person by or on behalf of it or any of its Subsidiaries and (iii) enforce and not waive (and cause its Subsidiaries to enforce and not waive) the terms of any such confidentiality agreement and any enforceable standstill agreement to which it (or any of its Subsidiaries) is a party relating to an actual or potential Acquisition Proposal. Except as expressly permitted by this Article 5 until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article 7, the Company and its Subsidiaries will not, and the Company will not authorize or permit its and its Subsidiaries’ respective officers, members of the Company Board, employees, agents, advisors, investment bankers, legal counsel, accountants and other representatives (collectively, “Representatives”) to, directly or indirectly:

(a)	solicit, seek, initiate or knowingly encourage, facilitate or induce the making of (including by way of furnishing any non-public information) any inquiry, expression of interest, proposal or offer that constitutes or may reasonably be expected to lead to, an Acquisition Proposal;

(b)	engage or participate in any discussions or negotiations regarding any Acquisition Proposal, provided that the Company may ascertain facts from the Person making such Acquisition Proposal for the sole purpose of the Company Board informing itself about such Acquisition Proposal and the Person that made it;

(c)	(i) withhold, withdraw, modify or qualify, or publicly propose to withhold, withdraw, modify or qualify, the Company Board Recommendation, (ii) make, or permit any Representative of the Company or any of its Subsidiaries to make, any public statement in connection with the Company Meeting by or on behalf of the Company Board that would reasonably be expected to have the same effect, or (iii) accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, any Acquisition Proposal (the actions in this clause (c), an “Adverse Recommendation Change”); or

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(d)	approve, endorse, recommend or enter into or publicly propose to approve, endorse, recommend or enter into, any agreement, any letter of intent, understanding or arrangement (other than a confidentiality agreement entered into in compliance with Section 5.2(1)(b)) relating to an Acquisition Proposal (an “Alternative Transaction Agreement”).

It being understood that publicly taking no position or a neutral position with respect to a publicly announced, or otherwise publicly disclosed Acquisition Proposal for a period equal to the Matching Period plus one (1) Business Day will not be considered to be in violation of this Section 5.1(1) provided the Company Board has rejected such Acquisition Proposal and affirmed the Company Board Recommendation before the end of the Matching Period plus one (1) Business Day.

Section 5.2	Responding to an Acquisition Proposal

(1)	Notwithstanding Section 5.1(1), if at any time prior to obtaining the approval of the Arrangement Resolution, the Company receives from a Person a bona fide written Acquisition Proposal that was not, directly or indirectly, solicited, initiated, knowingly encouraged or otherwise facilitated in violation of Section 5.1(1), the Company may, in response to such Acquisition Proposal, (i) furnish information with respect to the Company in response to a request therefor by such Person and (ii) engage in or participate in discussions or negotiations with such Person regarding such Acquisition Proposal, if and only if:

(a)	prior to the taking of any such action, the Company Board determines in good faith, after consultation with the Company Financial Advisor and its outside legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal, and that the failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under Law; and

(b)	prior to providing any such information, the Company enters into a confidentiality agreement with such Person that will include a customary standstill provision and that is otherwise on terms and conditions no less onerous or more beneficial to such Person than those set forth in the Confidentiality Agreement, provided that: (i) such agreement need not prohibit the making or amendment of any Acquisition Proposal and may include provisions granting such Person an exclusive right to negotiate with the Company provided that such exclusive right will not adversely interfere with the Purchaser’s rights under this Agreement with respect to such Acquisition Proposal; and (ii) the Company sends a copy of such confidentiality and standstill agreement to the Purchaser promptly following its execution and before any non-public information is provided to any such Person and the Purchaser is promptly provided (to the extent not previously provided) with any such information provided to such Person.

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Section 5.3	Adverse Recommendation Change; Alternative Transaction Agreement

(1)	At any time prior to obtaining the approval of the Arrangement Resolution, the Company Board may, in response to a bona fide written Acquisition Proposal that was not directly or indirectly, solicited, initiated, knowingly encouraged or otherwise facilitated in violation of this Article 5, effect an Adverse Recommendation Change or enter into an Alternative Transaction Agreement, if and only if:

(a)	the Company has complied in all material respects with its obligations under Article 5;

(b)	the Company Board determines in good faith, after consultation with the Company Financial Advisor and its outside legal counsel, that such Acquisition Proposal is reasonably capable of constituting a Superior Proposal and that the failure to take the relevant action would reasonably be expected to be inconsistent with its fiduciary duties under Law;

(c)	the Company provides the Purchaser with written notice of its intention to take such action (a “Superior Proposal Notice”), which notice will include all the information with respect to such Acquisition Proposal that is specified in Section 5.4(1) as well as a copy of such Acquisition Proposal (it being agreed that neither the delivery of a Superior Proposal Notice nor any public announcement thereof that the Company is required to make under Law will constitute an Adverse Recommendation Change unless and until the Company will have failed at or prior to the end of the Matching Period (and, upon the occurrence of such failure, such Superior Proposal Notice and such public announcement will constitute an Adverse Recommendation Change) to publicly announce that it (A) is recommending the Transactions and (B) has determined that such other Acquisition Proposal (taking into account (x) any modifications or adjustments made to the Transactions agreed to by the Purchaser in writing and (y) any modifications or adjustments made to such other Acquisition Proposal) is not a Superior Proposal and has publicly rejected such Acquisition Proposal);

(d)	during the Matching Period, the Company Board and, if requested by the Purchaser, the Company’s Representatives, will have negotiated in good faith with the Purchaser (to the extent the Purchaser desires to negotiate) regarding any revisions to the terms of the Transactions proposed by the Purchaser in response to such Acquisition Proposal;

(e)	at the end of the Matching Period, the Company Board determines in good faith, after consultation with the Company Financial Advisor and its outside legal counsel (and taking into account any amendment or modification to the terms of this Agreement or the Transactions that the Purchaser has agreed in writing to make), that such Acquisition Proposal constitutes a Superior Proposal, and that the failure to take such action would be inconsistent with its fiduciary duties under Law; and

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(f)	prior to or concurrently with taking any such action, the Company terminates this Agreement pursuant to Section 7.2(1)(c)(ii).

(2)	During the Matching Period, the Purchaser will have the opportunity, but not the obligation, to offer to amend the terms of the Arrangement and this Agreement, and the Company will cooperate with the Purchaser with respect thereto, including meeting and negotiating in good faith with the Purchaser to enable the Purchaser to make such adjustments to the terms and conditions of this Agreement and the Arrangement as the Purchaser deems appropriate and as would permit the Purchaser to proceed with the Arrangement and any related transactions on such adjusted terms. The Company Board will review any such offer by the Purchaser to amend the terms of the Arrangement and this Agreement in order to determine, in good faith in the exercise of its fiduciary duties, after consultation with its outside legal counsel and the Company Financial Advisor, whether the Purchaser's offer to amend the Arrangement and this Agreement, upon its acceptance, would result in the applicable Acquisition Proposal ceasing to be a Superior Proposal when assessed against the Arrangement as it is proposed to be amended as at the termination of the Matching Period. If the Company Board so determines that the applicable Acquisition Proposal would cease to be a Superior Proposal when assessed against the Arrangement as it is proposed to be amended as at the termination of the Matching Period, the Purchaser will amend the terms of the Arrangement and the Company and the Purchaser will enter into an amendment to this Agreement reflecting the offer by the Purchaser to the Company to amend the terms of the Arrangement and this Agreement, and will take and cause to be taken all such actions as are necessary to give effect to the foregoing.

(3)	The Company Board will promptly reaffirm the Company Board Recommendation by press release after (i) any Acquisition Proposal is publicly announced or made and the Company Board determines it is not a Superior Proposal, (ii) the Company Board determines that a proposed amendment to the terms of the Transactions pursuant to Section 5.3(2) would result in an Acquisition Proposal not being a Superior Proposal when assessed against the Arrangement as it is proposed to be amended as at the termination of the Matching Period, and the Purchaser have so amended the terms of the Arrangement in accordance with Section 5.3(2), or (iii) the Purchaser, acting reasonably, requests reaffirmation of the Company Board Recommendation by the Company Board. The Purchaser will be given a reasonable opportunity to review and comment on the form and content of any such press release of the Company.

(4)	Any material amendment or modification to any such Acquisition Proposal will require a new Superior Proposal Notice and the Purchaser will be afforded a new Matching Period (except that references to the five (5) Business Day period in the definition of Matching Period will be deemed to be references to a four (4) Business Day period provided, however, that such new Matching Period will in no event shorten the original Matching Period).

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Section 5.4	Notification of Acquisition Proposals; Certain Disclosure; Subsidiaries and Representatives

(1)	In addition to the obligations of the Company under Section 5.2 and Section 5.3, if the Company or any of its Subsidiaries or any of their respective Representatives receives or otherwise becomes aware of any inquiry, proposal or offer that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal, or any request for non-public information relating to the Company or any Subsidiary (other than requests for information in the Ordinary Course consistent with past practice and unrelated to an Acquisition Proposal) or for discussions or negotiations regarding any Acquisition Proposal, the Company will promptly (and in any event within 24 hours) notify the Purchaser orally and in writing of such Acquisition Proposal, inquiry, proposal, offer or request, and the identity of all Persons making the Acquisition Proposal, inquiry, proposal, offer or request, and will provide to the Purchaser a copy of any such Acquisition Proposal, inquiry, proposal, offer or request. The Company will keep the Purchaser reasonably informed (orally and in writing) on a current basis (and in any event at the Purchaser’s request and otherwise no later than 24 hours after the occurrence of any modifications, developments, discussions and negotiations) of the status of any such Acquisition Proposal, inquiry, proposal, offer or request (including the terms and conditions thereof and any modification thereto), and any developments, discussions and negotiations with respect thereto, including furnishing copies of all written documents and reasonably detailed written summaries of any material inquiries or discussions. Without limiting the foregoing, the Company will promptly (and in any event within 24 hours) notify the Purchaser orally or in writing if it determines to begin providing information or to engage in discussions or negotiations relating to an Acquisition Proposal pursuant to this Article 5. The Company will, subject to applicable restrictions under Law, prior to or concurrent with the time it is provided to any Persons, provide to the Purchaser any non-public information concerning the Company or any of its Subsidiaries that the Company provided to any Person in connection with any Acquisition Proposal which was not previously provided to the Purchaser.

(2)	Nothing contained in this Agreement will prevent the Company Board from: (i) complying with Section 2.17 of Multilateral Instrument 62-104 – Takeover Bids and Issuer Bids and similar provisions under Securities Laws relating to the provision of a directors’ circular in respect of an Acquisition Proposal; (ii) making any disclosure to the Company Securityholders, if the Company Board determines in good faith, after consultation with its outside counsel, that the failure to make such disclosure would be inconsistent with its duties to Company Securityholders under, or would violate Securities Laws; or (iii) making accurate disclosure to its Company Securityholders of (x) factual information regarding the business, financial condition or results of operations of the Company or (y) the fact that an Acquisition Proposal has been made, the identity of the Person making such Acquisition Proposal or the material terms of such Acquisition Proposal (and such disclosure will not be deemed to be an Adverse Recommendation Change).

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(3)	Any material violation of the restrictions set forth in this Article 5 by the Company’s Subsidiaries or the Company’s and its Subsidiaries’ respective Representatives will be deemed to be a breach of this Article 5 by the Company.

Article 6
CONDITIONS

Section 6.1	Mutual Conditions Precedent

The Parties are not required to complete the Arrangement unless each of the following conditions is satisfied or waived by the Parties on or prior to the Effective Time:

(1)	Arrangement Resolution. The Arrangement Resolution will have been approved and adopted by the Company Shareholders entitled to vote thereon at the Company Meeting in accordance with the Interim Order.

(2)	Interim Order and Final Order. The Interim Order and the Final Order will have each been obtained on terms consistent with this Agreement and will have not been set aside or modified in a manner unacceptable to either the Company or the Purchaser, each acting reasonably, on appeal or otherwise.

(3)	Illegality. No court or other Governmental Entity of competent jurisdiction will have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Transactions (collectively, an “Order”).

(4)	Articles of Arrangement. The Articles of Arrangement to be filed with the Director under the CBCA in accordance with this Agreement will be in form and content satisfactory to the Company and the Purchaser, each acting reasonably.

(5)	Section 3(a)(10) Exemption. The Purchaser Shares to be issued to the Company Shareholders in exchange for their Company Shares pursuant to the Plan of Arrangement: (i) will be exempt from the registration requirements of the U.S. Securities Act in reliance upon the Section 3(a)(10) Exemption and in compliance with all applicable state securities laws; (ii) shall be freely transferable under applicable U.S. Securities Laws (other than as applicable to “affiliates” of the Purchaser and former “affiliates” of the Company, as such term is defined in Rule 144 under the U.S. Securities Act); and (iii) will be registered to the extent required by Section 12(g) of the U.S. Exchange Act; provided however, that the Company will not be entitled to rely on the provisions of this Section 6.1(5) in failing to complete the transactions contemplated by this Agreement in the event that the Company fails to advise the Court prior to the hearing in respect of the Final Order, as required by the terms of Section 3(a)(10) Exemption, that the Purchaser will rely on the Section 3(a)(10) Exemption for the issuance of such securities, based on the Court’s approval of the Arrangement and comply with the requirements set forth in Section 2.3.

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(6)	Canadian Securities Law Matters. The distribution of the Purchaser Shares pursuant to the Arrangement will be exempt from the prospectus and registration requirements of applicable Canadian Securities Laws by virtue of applicable exemptions under Canadian Securities Laws and shall not be subject to resale restrictions under applicable Canadian Securities Laws (other than as applicable to control persons or pursuant to section 2.6 of National Instrument 45-102 Resale of Securities).

(7)	Exchange Approvals. The Purchaser Shares to be issued pursuant to the Arrangement shall have been authorized for listing on the Nasdaq, subject only to conditions that are customary for the Nasdaq in such transactions.

Section 6.2	Additional Conditions Precedent to the Obligations of the Purchaser

The Purchaser is not required to complete the Arrangement unless each of the following conditions is satisfied or waived by the Purchaser on or prior to the Effective Time:

(1)	Required Third-Party Consents. The Required Third-Party Consents applicable to the consummation of the Transactions will have been obtained or been waived, as the case may be.

(2)	Representations and Warranties.

(a)	The representations and warranties of the Company set forth in Schedule C (other than those representations and warranties contemplated by Section 6.2(2)(b) and Section 6.2(2)(c), will be true and correct as of the date hereof and as of the Closing Date as though made on and as of such date and time (except to the extent that any of such representations and warranties expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date); provided that notwithstanding anything herein to the contrary, this condition will be deemed to have been satisfied unless the failure of such representations and warranties of the Company to be so true and correct, would have a Company Material Adverse Effect (without giving effect to any Company Material Adverse Effect, “materiality” or similar qualifications contained therein).

(b)	The representations and warranties of the Company set forth in Section (1), Section (4), Section (5), Section (24) and Section (26) of Schedule C will be true and correct in all material respects as of the date hereof and as of the Closing Date as though made on and as of such date and time (except to the extent that any of such representations and warranties expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date).

(c)	The representations and warranties of the Company set forth in Section (2) of Schedule C will be true and correct in all respects, except for de minimis inaccuracies, as of the date hereof and as of the Closing Date as though made on and as of such date and time (except to the extent that any of such representations and warranties expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date).

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(3)	Performance of Covenants. The Company will have fulfilled or complied in all material respects with each of the covenants of the Company contained in this Agreement to be fulfilled or complied with by it on or prior to the Effective Time.

(4)	Dissent Rights. Dissent Rights will not have been exercised with respect to more than 5% of the issued and outstanding Company Shares.

(5)	Company Material Adverse Effect. Since the date hereof, there will not have occurred a Company Material Adverse Effect.

Section 6.3	Additional Conditions Precedent to the Obligations of the Company

The Company is not required to complete the Arrangement unless each of the following conditions is satisfied or waived by the Company on or prior to the Effective Time:

(1)	Required Consents. The consent of Silicon Valley Bank applicable to the consummation of the Transactions, if the Purchaser’s indebtedness to Silicon Valley Bank exceeds $500,000 on the Business Day immediately prior to the Effective Date, will have been obtained or been waived, as the case may be.

(2)	Representations and Warranties.

(a)	The representations and warranties of the Purchaser set forth in Schedule D (other than those representations and warranties contemplated by Section 6.3(2)(b) and Section 6.3(2)(c)) will be true and correct in all material respects as of the date hereof and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date); provided that notwithstanding anything herein to the contrary, the condition set forth in this Section 6.3(2)(b)(a) will be deemed to have been satisfied unless the failure of such representations and warranties of the Purchaser to be so true and correct, individually or in the aggregate, would prevent the ability of the Purchaser to consummate the Transactions.

(b)	The representations and warranties of the Purchaser set forth in Section (1), Section (4), Section (24) and Section (25) of Schedule D will be true and correct in all material respects as of the date hereof and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date); provided that notwithstanding anything herein to the contrary, the condition set forth in this Section 6.3(2)(b) will be deemed to have been satisfied unless the failure of such representations and warranties of the Purchaser to be so true and correct, individually or in the aggregate, would prevent the ability of the Purchaser to consummate the Transactions.

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(c)	The representations and warranties of the Purchaser set forth in Section (2) of Schedule D will be true and correct in all respects, except for de minimis inaccuracies, as of the date hereof and as of the Closing Date as though made on and as of such date and time (except to the extent that any of such representations and warranties expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date).

(3)	Performance of Covenants. The Purchaser will have complied with Section 2.10 and will have fulfilled or complied with all other covenants in all material respects contained in this Agreement to be fulfilled or complied with by them on or prior to the Effective Time.

Section 6.4	Satisfaction of Conditions

The conditions precedent set out in Section 6.1, Section 6.2 and Section 6.3 will be conclusively deemed to have been satisfied, waived or released when the Certificate of Arrangement is issued by the Director.

Article 7
TERM AND TERMINATION

Section 7.1	Term

Subject to Section 7.3, this Agreement will be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

Section 7.2	Termination

(1)	This Agreement may be terminated prior to the Effective Time by:

(a)	the mutual written agreement of the Parties; or

(b)	either the Company or the Purchaser, on its own behalf and on behalf of the Purchaser, if:

(i)	the Arrangement Resolution is not approved by the Company Shareholders entitled to vote thereon at the Company Meeting in accordance with the Interim Order; provided however that a Party may not terminate this Agreement pursuant to this Section 7.2(1)(b)(i) if the failure of such approval to be obtained was primarily caused by, or is a result of, a breach by such Party of any of its obligations hereunder;

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(ii)	any court or other Governmental Entity of competent jurisdiction has enacted, issued, promulgated, enforced or entered any final and non-appealable Order, provided that a Party may not terminate this Agreement pursuant to this Section 7.2(1)(b)(ii) if such Order was primarily caused by, or is a result of, a breach by such Party of any of its obligations hereunder; or

(iii)	the Effective Time does not occur on or prior to the Outside Date, provided however that a Party may not terminate this Agreement pursuant to this Section 7.2(1)(b)(iii) if the failure of the Effective Time to so occur was primarily caused by, or is a result of, a breach by such Party of any of its obligations hereunder; or

(c)	the Company if:

(i)	the Purchaser will have breached any representation or warranty or failed to perform any covenant or other agreement in this Agreement, which breach or failure to perform (A) is incapable of being cured by the Purchaser prior to the Outside Date or otherwise is not cured by the earlier of (x) 30 Business Days following written notice by the Company to the Purchaser of such breach and (y) the Outside Date and (B) would cause any condition in Section 6.3(1) [Purchaser Representations and Warranties Condition] or Section 6.3(3) [Purchaser Performance of Covenants Condition] not to be satisfied; provided however that the Company is not then in breach of this Agreement or has not failed to perform any covenant or other agreement in this Agreement so as to cause any condition in Section 6.2(1) [Company Representations and Warranties Condition] or Section 6.2(3) [Company Performance of Covenants Condition] not to be satisfied; or

(ii)	prior to the approval of the Arrangement Resolution, in order to enter into an Alternative Transaction Agreement with respect to a Superior Proposal in accordance with Section 5.3, provided however, that the Company has complied with its obligations under Article 5 and the Company pays the Termination Fee in accordance with Section 8.2.

(d)	the Purchaser:

(i)	if the Company will have breached any representation or warranty or failed to perform any covenant or agreement in this Agreement, which breach or failure to perform (A) is incapable of being cured by the Company prior to the Outside Date or otherwise is not cured by the earlier of (x) 30 Business Days following written notice by the Purchaser to the Company of such breach and (y) the Outside Date, and (B) would cause any condition in Section 6.2(1) [Company Representations and Warranties Condition] or Section 6.2(3) [Company Covenants Condition] not to be satisfied; provided however, that the Purchaser is not then in breach of this Agreement or has not failed to perform any covenant or other agreement in this Agreement so as to cause any condition in Section 6.3(1) [Purchaser Representations and Warranties Condition] or Section 6.3(3) [Purchaser Covenants Condition] not to be satisfied;

54

(ii)	if (A) the Company Board has effected an Adverse Recommendation Change or (B) the Company has materially breached any of its obligations under Article 5; or

(iii)	if there has occurred a Company Material Adverse Effect since the date of this Agreement.

The Party desiring to terminate this Agreement pursuant to this Section 7.2 (other than pursuant to Section 7.2(1)(a)) will give notice of such termination to the other Party, specifying in reasonable detail the basis for such Party’s exercise of its termination right.

Section 7.3	Effect of Termination/Survival

If this Agreement is terminated pursuant to Section 7.1 or Section 7.2, this Agreement will terminate and be of no further force or effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party to this Agreement, except that: (a) in the event of termination under Section 7.1 as a result of the Effective Time occurring, Section 4.7(1) will survive for a period of six years thereafter; (b) in the event of termination under Section 7.2, Section 4.8 [Transaction Litigation], this Section 7.3 and Section 8.2 through to and including Section 8.16 will survive; and (c) neither the termination of this Agreement nor anything contained in this Section 7.3 will relieve any Party from any liability for Fraud, criminal acts or Willful Breach.

Article 8
GENERAL PROVISIONS

Section 8.1	Modifications or Amendments

This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Company Meeting but not later than the Effective Time, be modified or amended by mutual written agreement, executed and delivered by duly authorized officers of the respective Parties, without further notice to or authorization on the part of the Company Shareholders, and any such modification or amendment may, subject to the Interim Order, Final Order and Law, without limitation:

55

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	modify any representation or warranty contained in this Agreement or in any document delivered pursuant to this Agreement;

(c)	modify any of the covenants contained in this Agreement and modify performance of any of the obligations of the Parties; and/or

(d)	modify any mutual conditions contained in this Agreement.

Section 8.2	Termination Fees

(1)	Despite any other provision in this Agreement relating to the payment of fees and expenses, including the payment of brokerage fees, if a Termination Fee Event occurs, the Company will pay the Purchaser the Termination Fee in accordance with Section 8.2(3) as liquidated damages. For the avoidance of doubt, the Company shall not be required to pay the Termination Fee more than once.

(2)	For the purposes of this Agreement, “Termination Fee” means $850,000.00, and “Termination Fee Event” means the termination of this Agreement:

(a)	by the Purchaser, pursuant to Section 7.2(1)(d)(ii)(A) [Change in Recommendation] or Section 7.2(1)(c)(ii)(B) [Material Breach of Article 5];

(b)	by the Company, pursuant to Section 7.2(1)(c)(ii) [to enter into a Superior Proposal]; or

(c)	by (A) the Company or the Purchaser pursuant to Section 7.2(1)(b)(i) [Failure of Common Shareholders to Approve] or Section 7.2(1)(b)(iii) [Effective Time does not occur before the Outside Date]; or (B) the Purchaser pursuant to Section 7.2(1)(d)(i) [Breach of Representation or Warranty or Failure to Perform Covenant], if:

(i)	prior to such termination, an Acquisition Proposal has been publicly announced or otherwise communicated to the Company Board, the Company, any of its Subsidiaries or their respective Representatives; and

(ii)	within nine (9) months following the date of such termination: (A) a transaction in respect of any Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (i) above) is consummated or effected; or (B) the Company or any of its Subsidiaries enters into a definitive agreement in respect of any Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (i) above) and such Acquisition Proposal is later consummated or effected (whether or not within such nine (9) month period).

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For purposes of the foregoing, the term “Acquisition Proposal” will have the meaning assigned to such term in Section 1.1, except that references to “20% or more” will be deemed to be references to “50% or more”.

(3)	If a Termination Fee Event occurs due to a termination of this Agreement:

(a)	by the Company pursuant to Section 7.2(1)(c)(ii), the Termination Fee will be paid substantially concurrently with the occurrence of such Termination Fee Event;

(b)	by the Purchaser pursuant to Section 7.2(1)(d)(ii)(A), the Termination Fee will be paid within five (5) Business Days following such Termination Fee Event; or

(c)	in the circumstances set out in Section 8.2(2)(c) the Termination Fee will be paid substantially concurrently with the occurrence of the consummation/closing of the principal transaction contemplated by the Acquisition Proposal referred to therein.

(4)	Any Termination Fee will be paid by the Company to the Purchaser (or as the Purchaser may direct by notice in writing), by wire transfer in immediately available funds to an account designated by the Purchaser.

(5)	The Parties acknowledge that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that without these agreements the Parties would not enter into this Agreement, and that the amounts set out in this Section 8.2 represent liquidated damages which are a genuine pre-estimate of the damages, including opportunity costs, which the affected Party will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement, and are not penalties. Each Party irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. Each Party agrees that the payment of the Termination Fee in the manner provided in this Section 8.2 is the sole monetary remedy of such Party in respect of the event giving rise to such payment.

Section 8.3	Expenses

Except as provided in Section 8.2 [Termination Fees], all costs, expenses and fees (including out-of-pocket third party transaction expenses) incurred in connection with this Agreement, the Plan of Arrangement and the Transactions, including all costs, expenses and fees of the Company incurred prior to or after the Effective Time in connection with, or incidental to, the Plan of Arrangement, will be paid by the Party incurring such costs, expenses and fees whether or not the Arrangement is consummated. The Company agrees that its costs, expenses and fees relating to, arising from or in connection with the consideration, negotiation, execution and consummation of this Agreement, the agreements and contracts contemplated hereby and the transactions contemplated hereby shall be reasonable.

Section 8.4	Notices

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Any notice, or other communication given regarding the matters contemplated by this Agreement must be in writing, sent by personal delivery, courier or electronic mail and addressed:

(a)	to the Purchaser, and the Company (following the Effective Time) at:

Lantronix, Inc.
7535 Irvine Center Drive, Suite 100
Suite 100, Irvine, CA 92618

Attention:	Paul Pickle, President and Chief Executive Officer
Email:	ppickle@lantronix.com

with a copy (which will not constitute notice) to:

O’Melveny & Meyers LLP
2765 Sand Hill Road
Menlo Park, California 94025

Attention:	Warren T. Lazarow
Email:	wlazarow@omm.com

(b)	to the Company at:

Intrinsyc Technologies Corporation
380 – 885 Dunsmuir Street
Vancouver, British Columbia V6C 1N5

Attention:	Daniel Marks, Independent Director
Email:	dmarks@stonehousecapital.com

with a copy (which will not constitute notice) to:

Farris LLP
2500 - 700 West Georgia Street
Vancouver, British Columbia V7Y 1B3
Canada

Attention:	Denise Nawata
Email:	dnawata@farris.com

Any communication or notice hereunder may only be sent via email to the applicable address set forth in this Section 8.4, and will be deemed to have been properly delivered on the next business day after sending via email. Addresses for communication and notice may be updated from time to time in writing delivered to the other. The failure to send a copy of a notice or other communication to legal counsel does not invalidate delivery of that notice or other communication to a Party.

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Section 8.5	Time of the Essence.

Time is of the essence in this Agreement.

Section 8.6	Injunctive Relief

The Parties agree that irreparable harm may occur for which money damages may not be an adequate remedy at Law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties will be entitled to seek injunctive and other equitable relief to prevent breaches or threatened breaches of this Agreement, and to enforce compliance with the terms of this Agreement without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which the Parties may be entitled at Law or in equity. Under no circumstance will the Purchaser be permitted or entitled to receive both a grant of specific performance and any payment of the Termination Fee.

Section 8.7	Third Party Beneficiaries

(1)	Except as provided in Section 4.7(1) and Section 8.14, which, without limiting their terms, are intended as stipulations for the benefit of the third Persons mentioned in such provisions (such third Persons referred to in this Section 8.7 as the “Indemnified Persons”), and except for the right of the Company Securityholders to receive the Consideration as provided in the Plan of Arrangement following the Effective Time pursuant to the Arrangement, the Parties intend and hereby agree that this Agreement will not benefit or create any right or cause of action in favour of any Person other than the Parties and that no Person, other than the Parties, will be entitled to rely on the provisions of this Agreement set forth herein for any Action.

(2)	Despite the foregoing, the Parties acknowledge to each of the Indemnified Persons their direct rights against the applicable Party under Section 4.7(1) and Section 8.14, which are intended for the benefit of, and will be enforceable by, each applicable Indemnified Person, his or her heirs and his or her legal representatives, and for such purpose, the Company or the Purchaser, as applicable, confirms that it is acting as trustee on their behalf, and agrees to enforce such provisions on their behalf; provided however, that the Parties further agree that the rights of the Indemnified Persons, his or her heirs and his or her legal representatives as contemplated by this Section 8.7 will not arise unless and until the Effective Time occurs.

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Section 8.8	Waiver

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

Section 8.9	Entire Agreement

This Agreement, together with the Confidentiality Agreement, the Company Disclosure Letter and the Purchaser Disclosure Letter, constitutes the entire agreement between the Parties with respect to the subject matter hereof and thereof and supersedes all prior and contemporaneous agreements, understandings, negotiations, representations, warranties and discussions, whether oral or written, of the Parties. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the Transactions.

Section 8.10	Successors and Assigns

(1)	This Agreement becomes effective only when executed by the Parties. After that time, it will be binding upon and enure to the benefit of the Company, the Purchaser and their respective successors and permitted assigns.

(2)	Neither this Agreement nor any of the rights, interests or obligations under this Agreement are assignable, delegable or transferable (as the case may be), in whole or in part, by the other Party without the prior written consent of the other Parties and any attempted or purported assignment, delegation or transfer (as the case may be) in violation of this Section 8.10 will be null and void.

Section 8.11	Severability

The provisions of this Agreement will be deemed severable and the illegality, invalidity or unenforceability of any provision will not affect the legality, validity or enforceability of any other provision hereof. If any provision of this Agreement, or application thereof to any Person or any circumstance, is illegal, invalid or unenforceable, (a) a suitable and equitable provision will be substituted therefor in order to carry out, so far as may be legal, valid and enforceable, the intent and purpose of such illegal, invalid or unenforceable provision, and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances will not be affected by such illegality, invalidity or unenforceability, nor will such illegality, invalidity or unenforceability affect the legality, validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

Section 8.12	Governing Law; Jurisdiction

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This Agreement will be governed by, construed and interpreted and enforced in accordance with the laws of British Columbia and the federal laws of Canada applicable therein, without regard to the conflict of laws, rules or principles thereof (or any other jurisdiction to the extent such laws, rules or principles would direct a matter to another jurisdiction). Each of the Parties hereby irrevocably attorns and submits to the exclusive jurisdiction of the British Columbia Courts situated in Vancouver, British Columbia in respect of all matters arising under and in relation to this Agreement and the Transactions, and irrevocably waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

Section 8.13	Rules of Construction

The Parties have participated jointly in negotiating and drafting this Agreement and the Parties to this Agreement waive the application of any Law or rule of construction, providing that ambiguities in any agreement or other document will be construed against the party drafting such agreement or other document and agree this Agreement will be construed as if drafted jointly.

Section 8.14	No Liability

This Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against, the entities that are expressly identified as the Parties. No Representative of the Purchaser and its Affiliates will have any personal liability whatsoever to the Company or any third party beneficiary under this Agreement or any other document delivered in connection with the Transactions hereby on behalf of the Purchaser or its Representatives or agents. No Representative of the Company or any of its Subsidiaries will have any personal liability whatsoever to the Purchaser under this Agreement or any other document delivered in connection with the Transactions on behalf of the Company or any of its Subsidiaries or their Representatives, except with respect to the Company Voting Agreements.

Section 8.15	Further Assurances

Each Party shall use all commercially reasonable efforts to do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each Party shall provide such further documents or instruments as reasonably required by any other Party as necessary or desirable to effect the purpose of this Agreement and carry out its provisions, whether before or after the Effective Date.

Section 8.16	Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by any form of electronic communication) and all such counterparts taken together will be deemed to constitute one and the same instrument. The Parties will be entitled to rely upon delivery of an executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy will be legally effective to create a valid and binding agreement between the Parties.

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* * * * * * *

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IN WITNESS WHEREOF the Parties have executed this Arrangement Agreement on the date first written above.

LANTRONIX, INC.
By:
Authorized Signing Officer
INTRINSYC TECHNOLOGIES CORPORATION
By:
Authorized Signing Officer

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Schedule A
PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER SECTION 192
OF THE CANADA BUSINESS CORPORATIONS ACT

Article 9
INTERPRETATION

Section 9.1	Definitions

Unless indicated otherwise, where used in this Plan of Arrangement, capitalized terms used but not defined shall have the meanings specified in the Arrangement Agreement and the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):

“Affiliate” means, with respect to the Person to which it refers, a Person that directly or indirectly, through one or more intermediaries controls, is controlled by or is under common control with, such Person.

“Arrangement” means the arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations made in accordance with the terms of the Arrangement Agreement or Section 6.1 or made at the direction of the Court in the Final Order with the consent of the Company and the Purchaser, each acting reasonably.

“Arrangement Agreement” means the Arrangement Agreement, dated as of October 30, 2019, between the Company and the Purchaser (including the Schedules thereto) as it may be amended, modified or supplemented from time to time in accordance with its terms.

“Arrangement Resolution” means the special resolution approving this Plan of Arrangement to be considered at the Company Meeting by Company Shareholders.

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement, required by the CBCA to be sent to the Director after the Final Order is made, which shall include this Plan of Arrangement and otherwise be in a form and content satisfactory to the Company and the Purchaser, each acting reasonably.

A-1

“Assumed Options” means stock options to purchase Purchaser Shares issued to holders of unvested Company Options pursuant to Section 2.3(b)(ii).

“Assumed RSUs” means restricted share units of the Purchaser granted to holders of unvested Company RSUs pursuant to Section 2.3(c)(ii).

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Irvine, California or Vancouver, British Columbia.

“Cash Consideration” means $0.55 per Company Share payable in cash as provided herein.

“CBCA” means the Canada Business Corporations Act, R.S.C. 1985, c. C-44.

“Certificate of Arrangement” means the certificate of arrangement giving effect to the Arrangement, issued by the Director pursuant to Subsection 192(7) of the CBCA after the Articles of Arrangement have been filed.

“Company” means Intrinsyc Technologies Corporation, a corporation existing under the CBCA.

“Company Meeting” means the special meeting of Company Shareholders, including any adjournment or postponement of such meeting in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution.

“Company Options” means the outstanding options to purchase Company Shares issued pursuant to the Stock Option Plan.

“Company RSUs” means the outstanding restricted share units granted under the RSU Plan.

“Company Securityholders” means, collectively, the Company Shareholders, the holders of Company Options and the holders of Company RSUs.

“Company Shareholders” means the registered and/or beneficial holders of the Company Shares, as the context requires.

A-2

“Company Shares” means the common shares without par value in the capital of the Company.

“Consideration” means, with respect to each Company Share, the aggregate of: (i) the Cash Consideration and (ii) the Share Consideration, issuable or to be paid as provided herein.

“Consideration Value” means, in respect of each Company Share, $1.31.

“Court” means the the Supreme Court of British Columbia, sitting in Vancouver, British Columbia, or other court as applicable.

“Customer Confirmation” means a form that will evidence the Purchaser Shares issued as Share Consideration in a “book-entry” form without having a physical share certificate issued as evidence of ownership.

“Depositary” means such Person as the Purchaser may appoint to act as depositary for the Company Shares in relation to the Arrangement, with the approval of the Company, acting reasonably.

“Depositary Agreement” means the agreement to be entered into between the Depositary and the Purchaser, as the same may be amended, supplement or restated in accordance with its terms.

“Director” means the Director appointed pursuant to Section 260 of the CBCA.

“Dissenting Holder” means a registered Company Shareholder who has validly exercised his/her/its Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of the Company Shares in respect of which Dissent Rights are validly exercised in accordance with Section 3.1 (including the time limits set out therein) by such registered Company Shareholder.

“Dissent Rights” has the meaning specified in Section 3.1.

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date.

A-3

“Equity Award Exchange Ratio” means, in respect of each Company Share subject to a Company Option or Company RSU that is to be assumed by the Purchaser pursuant to Section 2.3(b)(ii) or Section 2.3(c)(ii), respectively, 0.3679 of a Purchaser Share.

“Exercise Price” means the Company Option per-share exercise price converted from Canadian dollars to US dollars based on the Bank of Canada exchange rate posted at 4:30 p.m. (Eastern time) on the day prior to the Effective Date.

“Final Order” means the final order of the Court in a form acceptable to the Company and the Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided however, that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal.

“Governmental Entity” means (i) any international, multinational, national, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public body, authority or department, central bank, court, tribunal, arbitral body, commission, board, bureau, commissioner, ministry, governor in council, agency or instrumentality, domestic or foreign; (ii) any subdivision or authority of any of the above; (iii) any quasi-governmental, administrative or private body, including any tribunal, commission, committee, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (iv) any stock exchange.

“Interim Order” means the interim order of the Court pursuant to Section 192(4) of the CBCA after being informed of the intention to rely upon the Section 3(a)(10) Exemption from registration under the U.S. Securities Act with respect to the Purchaser Shares issued pursuant to the Arrangement, in a form acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended by the Court with the consent of the Company and the Purchaser, each acting reasonably.

“Law” means, with respect to any Person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, award, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity.

“Letter of Transmittal” means the letter of transmittal sent to Company Shareholders for use in connection with the Arrangement.

A-4

“Lien” means any mortgage, deed of trust, charge, pledge, hypothec, security interest, easement, right of way, zoning restriction, lien (statutory or otherwise), or other third party encumbrance, in each case, whether contingent or absolute.

“Nasdaq” means the NASDAQ Global Select Market and any successor thereto.

“Parties” means, collectively, the Company and the Purchaser and “Party” means either of them.

“Person” includes any individual, partnership, limited partnership, association, body corporate, organization, joint venture, trust, estate, trustee, executor, administrator, legal representative, government (including a Governmental Entity), syndicate or other entity.

“Plan of Arrangement” means this plan of arrangement proposed under Section 192 of the CBCA, and any amendments or variations made in accordance with the Arrangement Agreement or Section 6.1 or made at the direction of the Court in the Final Order with the consent of the Company and the Purchaser, each acting reasonably.

“Purchaser” means Lantronix, Inc., a corporation incorporated under the State of Delaware, USA.

“Purchaser Share Value” means $0.76 per Purchaser Share.

“Purchaser Shares” means the common stock having a par value of $0.0001 in the capital of the Purchaser.

“RSU Plan” means the restricted share unit plan approved by the Company Shareholders on May 15, 2017.

“Section 3(a)(10) Exemption” has the meaning specified in Section 5.1.

“Share Consideration” means, in respect of each Company Share, 0.2135 of a Purchaser Share.

“Shareholder Rights Plan” means the shareholder rights plan agreement dated May 12, 2015 between the Company and Equity Financial Trust Company.

“SRP Right” means a right issued pursuant to the Shareholder Rights Plan.

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“Stock Option Plan” means the amended and restated incentive stock option plan of the Company approved by the board of directors of the Company on April 11, 2019 and by the Company Shareholders on May 14, 2019.

“Tax” (including, with correlative meaning, the term “Taxes”) means (i) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Entity, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, health, employee health, payroll, workers’ compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, and including all license and registration fees and all employment insurance, health insurance and government pension plan premiums or contributions; (ii) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in clause (i) above or this clause (ii); (iii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period; and (iv) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of any express or implied obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any party.

“Tax Act” means the Income Tax Act (Canada).

“U.S. Securities Act” means the United States Securities Act of 1933.

Section 9.2           Certain Rules of Interpretation

In this Plan of Arrangement, unless otherwise specified:

1.	Headings, etc. The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Plan of Arrangement. Unless stated otherwise, the word “Article,” “Section” and “Schedule” followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Plan of Arrangement.

2.	Currency. All references to dollars or to $ are references to United States dollars, unless specified otherwise.

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3.	Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

4.	Certain Phrases, etc. The words: (i) “including,” “includes” and “include” means “including (or includes or include) without limitation”, and (ii) “the aggregate of”, “the total of,” “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of”. References herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity.

5.	Law. Any reference to a Law refers to such Law and all rules, resolutions and regulations made under it, as it or they may have been or may from time to time be amended or re- enacted, unless stated otherwise.

6.	Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Plan of Arrangement by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

7.	Time References. References to time herein or in any Letter of Transmittal are to local time, Vancouver, British Columbia.

Article 10
THE ARRANGEMENT

Section 10.1       Arrangement Agreement

This Plan of Arrangement is made pursuant to and subject to the provisions of the Arrangement Agreement. If there is any inconsistency or conflict between the provisions of this Plan of Arrangement and the provisions of the Arrangement Agreement, the provisions of this Plan of Arrangement will govern.

Section 10.2       Binding Effect

This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective, and be binding on the Purchaser, the Company, all holders and beneficial owners of Company Shares, Company Options and Company RSUs, including Dissenting Holders, the registrar and transfer agent of the Company, the Depositary and all other Persons, at and after, the Effective Time without any further act or formality required on the part of any Person, except as expressly provided herein.

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Section 10.3       Arrangement

Each of the following events shall occur and shall be deemed to occur without any further authorization, act or formality, on the Effective Date, in the following order at the times indicated:

(1)	at the Effective Time, notwithstanding the terms of the Shareholder Rights Plan, the Shareholder Rights Plan shall be terminated and all SRP Rights issued pursuant to the Shareholder Rights Plan shall be cancelled without any payment in respect thereof;

(2)	five minutes after the Effective Time, notwithstanding the terms of the Stock Option Plan, the following transactions shall occur simultaneously:

(a)	each outstanding Company Option with an Exercise Price lower than the Consideration Value and which has vested as of the Effective Date shall be deemed to be assigned and transferred by such holder to the Company in exchange for a cash payment from the Company in United States dollars (or the equivalent in local currency) equal to the amount by which the Consideration Value exceeds the Exercise Price of such Company Option, subject to applicable withholdings, and each such Company Option shall immediately be cancelled;

(b)	each outstanding Company Option with an Exercise Price lower than the Consideration Value and which has not vested as of the Effective Date shall be assumed by the Purchaser and shall be converted into an Assumed Option to purchase a number of Purchaser Shares (rounded down to the nearest whole share) equal to the product of the number of Company Shares subject to such Company Option immediately prior to the Effective Time multiplied by the Equity Award Exchange Ratio. The per share exercise price for the Purchaser Shares issuable upon exercise of such Assumed Option shall be equal (rounded up to the nearest whole cent) to the Exercise Price per Company Share applicable to such Company Option immediately prior to the Effective Time divided by the Equity Award Exchange Ratio. Except as provided above, the Assumed Option shall be subject to the same terms and conditions (including expiration date, vesting and exercise provisions) as were applicable to the corresponding Company Option immediately prior to the Effective Time, except that all references to the “Company” in the Stock Option Plan and option agreements will be references to the Purchaser. From and after the Effective Time, each Company Option shall no longer represent the right to acquire Company Shares; and

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(c)	each outstanding Company Option that is not otherwise included in Section 2.3(b) (i) or (ii) above shall be cancelled by the Company without the payment of any consideration, and (i) each holder of Company Options shall cease to be a holder of such Company Options, (ii) such holder’s name shall be removed from the applicable register, (iii) except to the extent applicable to the Assumed Options, the Stock Option Plan and all agreements relating to the Company Options shall be terminated and shall be of no further force and effect and none of the Company or any of its Affiliates shall have any liabilities or obligations with respect to the same, and (iv) such holder shall thereafter have only the right to receive the consideration, if any, to which such holder is entitled pursuant to Section 2.3(b) at the time and in the manner specified therein;

(3)	ten minutes after the Effective Time:

(a)	each outstanding Company RSU which has vested as of the Effective Date, notwithstanding the terms of the RSU Plan, shall be deemed to be assigned and transferred by such holder to the Company in exchange for a cash payment from the Company in United States dollars (or the equivalent in local currency) equal to the Consideration Value, less any applicable withholdings and each such Company RSU shall immediately be cancelled; and

(b)	each outstanding Company RSU which has not vested as of the Effective Date, notwithstanding the terms of the RSU Plan, shall be assumed by the Purchaser and shall be converted into an Assumed RSU with respect to a number of Purchaser Shares (rounded down to the nearest whole share) equal to the product of the number of Company Shares subject to such Company RSU immediately prior to the Effective Time multiplied by the Equity Award Exchange Ratio; provided, that such Assumed RSU shall be subject to the same terms and conditions (including vesting and payment provisions) as were applicable to the corresponding Company RSU immediately prior to the Effective Time (except that all references to the “Company” in the RSU Plan and restricted stock unit agreements will be references to the Purchaser), and provided further that any payment with respect to such Assumed RSU at any time after the Effective Time shall be subject to applicable tax withholding and shall be made without interest. From and after the Effective Time, each such Company RSU shall no longer represent the right to acquire any Company Shares, and each such Company RSU shall immediately be cancelled and (i) each holder of Company RSUs shall cease to be a holder of such Company RSUs, (ii) such holder’s name shall be removed from the applicable register, (iii) except to the extent applicable to the Assumed RSUs, the RSU Plan and all agreements relating to the Company RSUs shall be terminated and shall be of no further force and effect and none of the Company or any of its Affiliates shall have any liabilities or obligations with respect to the same, and (iv) such holder shall thereafter have only the right to receive the consideration, if any, to which such holder is entitled pursuant to Section 2.3(c) at the time and in the manner specified therein;

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(4)	fifteen minutes after the Effective Time, each of the Company Shares held by a Dissenting Holder in respect of which Dissent Rights have been validly exercised shall be deemed to have been transferred without any further act or formality to the Purchaser in consideration for a debt claim against the Purchaser for the amount determined under Article 3, and:

(a)	such Dissenting Holder shall cease to be the holder of such Company Shares and to have any rights as a Company Shareholder other than the right to be paid fair value for such Company Shares, as set out in Section 3.1;

(b)	such Dissenting Holder’s name shall be removed as the holder of such Company Shares from the register of Company Shares maintained by or on behalf of the Company; and

(c)	the Purchaser shall be deemed to be the transferee of such Company Shares free and clear of all Liens (other than the right to be paid fair value for such Company Shares as set out in Section 3.1), and shall be entered in the register of Company Shares maintained by or on behalf of the Company;

(5)	concurrent with the transaction described in Section 2.3(d), each Company Share outstanding immediately prior to the Effective Time, other than Company Shares held by a Dissenting Holder in respect of which Dissent Rights have been validly exercised shall, without any further action by or on behalf of any Company Shareholder, be deemed to be assigned and transferred by the holder thereof to the Purchaser or the wholly-owned subsidiary nominated by it in exchange for the Consideration, and:

(a)	each holder of such Company Shares shall cease to be the holder thereof and to have any rights as a Company Shareholder other than the right to be paid the Cash Consideration and to be allocated and issued the Share Consideration per Company Share in accordance with this Plan of Arrangement;

(b)	the name of each such holder shall be removed from the register of the Company Shares maintained by or on behalf of the Company; and

(c)	the Purchaser shall be deemed to be the transferee of such Company Shares (free and clear of all Liens) and shall be entered in the register of the Company Shares maintained by or on behalf of the Company.

Section 10.4       Adjustment to Consideration

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(1)	If, (a) prior to the Effective Time, to the extent expressly permitted by the Arrangement Agreement, the issued and outstanding Company Shares or securities convertible or exchangeable into or exercisable for Company Shares, will have been changed into a different number of shares or a different class by reason of any reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger (but only a merger involving the Company and not the Purchaser), issuer tender or exchange offer, or other similar transaction, or (b) at the Effective Time, the Company’s representations and warranties in Sections 2(a) and 2(b) in Schedule D of the Arrangement Agreement are not true in any non-de minimis respect, then the Consideration and any other dependent items will be equitably adjusted and as so adjusted will, from and after the date of such event, be the Consideration or other dependent item.

(2)	Notwithstanding anything in this Plan of Arrangement or the Arrangement Agreement to the contrary, if the aggregate Purchaser Shares (including Share Consideration), Purchaser Options, Purchaser RSUs and other Purchaser Convertible Securities (as defined below) to be issued by the Purchaser in connection with this Plan of Arrangement and the Arrangement Agreement would result in the Purchaser issuing Purchaser Shares, Purchaser Options, Purchaser RSUs and other securities convertible into or exercisable or exchangeable for Purchaser Shares (the “Purchaser Convertible Securities”) in excess of 19.9% of the Purchaser Shares outstanding immediately prior to the Closing (calculating both the numerator and the denominator in accordance with Section 5635(a) of the Nasdaq Listing Rules and the rules, regulations and interpretations thereunder), then the amount of the Cash Consideration shall be proportionately adjusted up and the amount of the Share Consideration shall be proportionately adjusted down such that the aggregate number of Purchaser Shares (including the Share Consideration as proportionately adjusted down pursuant to this sentence), Purchaser Options, Purchaser RSUs and other Purchaser Convertible Securities to be issued by the Purchaser in connection with this Plan of Arrangement and the Arrangement Agreement, represents 19.9% of the Purchaser Shares outstanding immediately prior to the Closing (calculating both the numerator and the denominator in accordance with Section 5635(a) of the Nasdaq Listing Rules and the rules, regulations and interpretations thereunder); provided, that each holder of a Company Share shall receive the same economic value for each Company Share that it would have received pursuant to this Plan of Arrangement and the Arrangement Agreement as if this sentence did not apply (valuing the Share Consideration using the Purchaser Share Value).

Article 11
RIGHTS OF DISSENT

Section 11.1       Rights of Dissent

Each registered holder of Company Shares may exercise dissent rights with respect to any Company Shares held by such holder (“Dissent Rights”) in connection with the Arrangement pursuant to and in the manner set forth in Section 190 of the CBCA, as modified by the Interim Order and this Section 3.1; provided that, notwithstanding subsection 190(5) of the CBCA, the written objection to the Arrangement Resolution referred to in subsection 190(5) of the CBCA must be received by the Company not later than 5:00 p.m. (Vancouver, British Columbia time) two Business Days immediately preceding the date of the Company Meeting (as it may be adjourned or postponed from time to time). Each Dissenting Holder that duly exercises such holder’s Dissent Rights shall be deemed to have transferred the Company Shares held by such holder and in respect of which Dissent Rights have been validly exercised to the Purchaser free and clear of all Liens (other than the right to be paid fair value for such Company Shares as set out in this Section 3.1), as provided in Section 2.3(d) and if they:

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(1)	ultimately are entitled to be paid fair value for such Company Shares: (i) shall be deemed not to have participated in the transactions in Article 2 (other than Section 2.3(d)); (ii) will be entitled to be paid the fair value of such Company Shares by the Purchaser, which fair value, notwithstanding anything to the contrary contained in Part XV of the CBCA, shall be determined as of the close of business on the Business Day before the Arrangement Resolution was adopted; and (iii) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holder not exercised their Dissent Rights in respect of such Company Shares; or

(2)	ultimately are not entitled, for any reason, to be paid fair value for such Company Shares, shall be deemed to have participated in the Arrangement on the same basis as a Company Shareholder that is not a Dissenting Holder and shall be entitled to receive only the Consideration contemplated by Section 2.3(e) hereof that such Dissenting Holder would have received pursuant to the Arrangement if such Dissenting Holder had not exercised its Dissent Rights.

Section 11.2       Recognition of Dissenting Holders

(1)	In no circumstances shall the Purchaser, the Company or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the registered holder of those Company Shares in respect of which such rights are sought to be exercised.

(2)	For greater certainty, in no case shall the Purchaser, the Company or any other Person be required to recognize a Dissenting Holder as a holder of Company Shares in respect of which Dissent Rights have been validly exercised after the completion of the transfer under Section 2.3(d), and the names of such Dissenting Holder shall be removed from the register of holders of the Company Shares in respect of which Dissent Rights have been validly exercised at the same time as the event described in Section 2.3(d) occurs. In addition to any other restrictions under Section 190 of the CBCA, none of the following shall be entitled to exercise Dissent Rights: (i) holders of Company Options or Company RSUs; and (ii) Company Shareholders who vote or have instructed a proxyholder to vote such Company Shares in favour of the Arrangement Resolution (but only in respect of such Company Shares voted in favour of the Arrangement Resolution).

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Article 12
CERTIFICATES AND PAYMENTS

Section 12.1       Delivery of Consideration

(1)	Prior to the filing of the Articles of Arrangement, the Purchaser shall initiate, or cause to be initiated the delivery: (i) for the benefit of the Company Shareholders, cash with the Depositary in the aggregate amount equal to the Cash Consideration required by this Plan of Arrangement, with the amount per Company Share in respect of which Dissent Rights have been exercised being deemed to be the Cash Consideration for this purpose, for the benefit of the Company Shareholders; and (ii) for the benefit of the holders of the Company Options and Company RSUs to be settled in cash as provided in Sections 2.3(b)(i) and 2.3(c)(i), respectively, cash with the Company in the aggregate amount equal to the payments in respect thereof required by this Plan of Arrangement, net of (A) any funds determined by the Company to be available from within the Company for this purpose, and (B) any applicable withholdings.

(2)	Prior to the filing of the Articles of Arrangement, the Purchaser shall issue and deliver to the Depositary an irrevocable treasury order authorizing the Depositary, as the registrar and transfer agent for the Purchaser Shares, to issue Customer Confirmation statements representing the aggregate number of Purchaser Shares to which the Company Shareholders are entitled in accordance with the terms of the Arrangement as Share Consideration.

(3)	Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Company Shares that were transferred pursuant to Section 2.3(e), together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the Company Shareholder(s) represented by such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such Company Shareholder(s), a cheque, wire or other form of immediately available funds representing the Cash Consideration and a Customer Confirmation statement representing the Share Consideration which such Company Shareholder(s) has the right to receive under this Plan of Arrangement for such Company Shares, less any amounts withheld pursuant to Section 4.3, and any certificate so surrendered shall forthwith be cancelled.

(4)	On or as soon as practicable after the Effective Date, the Company shall pay, or cause to be paid, the amounts, less any amounts withheld pursuant to Section 4.3, to be paid to holders of Company Options and Company RSUs pursuant to Sections 2.3(b)(i) and 2.3(c)(i), respectively, either (i) pursuant to the normal payroll practices and procedures of the Company, or (ii) in the event that payment pursuant to the normal payroll practices and procedures of the Company is not practicable for any such holder, by cheque or wire transfer (delivered to such holder of such Company Options or Company RSUs, as applicable, as reflected on the register maintained by or on behalf of the Company in respect of the Company Options and Company RSUs).

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(5)	Until surrendered as contemplated by this Section 4.1, each certificate that immediately prior to the Effective Time represented Company Shares (other than Company Shares in respect of which Dissent Rights have been validly exercised and not withdrawn), shall be deemed after the Effective Time to represent only the right to receive upon such surrender a cash payment in lieu of such certificate as contemplated in this Section 4.1, less any amounts withheld pursuant to Section 4.3. Any such certificate formerly representing Company Shares not duly surrendered on or before the sixth anniversary of the Effective Date shall cease to represent a claim by or interest of any former holder of Company Shares of any kind or nature against or in the Company or the Purchaser. On such date, the Consideration to which such former holder was entitled shall be deemed to have been surrendered to the Purchaser or the Company, as applicable, and the Cash Consideration shall be paid over by the Depositary to the Purchaser or as directed by the Purchaser.

(6)	Any payment made by way of cheque by the Depositary (or the Company, if applicable) pursuant to this Plan of Arrangement that has not been deposited or has been returned to the Depositary (or the Company) or that otherwise remains unclaimed, in each case, on or before the sixth anniversary of the Effective Time, and any right or claim to payment hereunder that remains outstanding on the sixth anniversary of the Effective Time shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the applicable consideration, if any, for the Company Shares, the Company Options or the Company RSUs pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to the Purchaser or the Company, as applicable, for no consideration.

(7)	No holder of Company Shares, Company Options or Company RSUs shall be entitled to receive any consideration with respect to such Company Shares, Company Options or Company RSUs, other than any cash payment and Purchaser Share issuance to which such holder is entitled to receive in accordance with Section 2.3 and this Section 4.1 (or the Assumed Options and Assumed RSUs, in the case of Company Options and Company RSUs referred to in Section 2.3(b)(ii) and 2.3(c)(ii), respectively) and, for greater certainty, no such holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith.

Section 12.2       Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Company Shares that were transferred pursuant to Section 2.3 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, a cheque, wire or other form of immediately available funds for the Consideration that such Company Shareholder has the right to receive in accordance with Section 2.3 and such Company Shareholder’s Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom the Consideration is to be delivered shall as a condition precedent to the delivery of the Consideration, give a bond satisfactory to the Purchaser and the Depositary (each acting reasonably) in such sum as the Purchaser may direct (acting reasonably), or otherwise indemnify the Purchaser and the Company in a manner satisfactory to the Purchaser and the Company (each acting reasonably) against any claim that may be made against the Purchaser and the Company with respect to the certificate alleged to have been lost, stolen or destroyed.

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Section 12.3       Deemed Fully Paid and Non-Assessable Shares

All Purchaser Shares issued pursuant hereto shall be deemed to be validly issued and outstanding as fully paid and non-assessable shares for all purposes of the CBCA.

Section 12.4       No Fractional Purchaser Shares

No fractional share of Purchaser Shares shall be issued to former Company Shareholders in connection with this Plan of Arrangement. The number of Purchaser Shares to be issued to former Company Shareholders shall be rounded up to the nearest whole share of Purchaser Shares in the event that a former Company Shareholder would otherwise be entitled to a fractional share representing 0.5 or more of a share of Purchaser Shares and shall be rounded down to the nearest whole Purchaser Share in the event that a former Company Shareholder is entitled to a fractional share representing less than 0.5 of a Purchaser Share. No compensation will be paid to a former Company Shareholder in respect of such fractional share of Purchaser Shares.

Section 12.5       Dividends

Subject to Section 4.1(f), all dividends payable in respect of Purchaser Shares to which a former Company Shareholder is entitled in accordance with this Plan of Arrangement, but for which a Customer Confirmation statement representing such Purchaser Shares has not been delivered to such Company Shareholder in accordance with this Article 4, shall be paid or delivered to the Depositary to be held in trust for such Company Shareholder for deliver to the Company Shareholder, net of all withholding and other Taxes, upon delivery of the Customer Confirmation statement representing the applicable Company Shares in accordance with Article 4.

Section 12.6       Withholding Rights

Notwithstanding anything in this Plan of Arrangement to the contrary, the Purchaser, the Company and the Depositary (if permitted by the Depositary Agreement), as applicable, shall be entitled to deduct and withhold from any amount otherwise payable or otherwise deliverable to any Person under this Plan of Arrangement (including any amounts payable pursuant to Section 2.3, Section 3.1 or Section 4.1), such amounts as the Purchaser, the Company or the Depositary (if permitted by the Depositary Agreement), as applicable, determines, acting reasonably, are required to be deducted or withheld from such amount otherwise payable or otherwise deliverable under any provision of the Tax Act. Any such amounts will be deducted, withheld and remitted from the amount otherwise payable or otherwise deliverable pursuant to this Plan of Arrangement and shall be treated for all purposes under this Plan of Arrangement as having been paid or delivered to the Person in respect of which such deduction or withholding was made; provided that such deducted or withheld amounts are actually remitted to the appropriate Governmental Entity.

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Section 12.7       No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

Section 12.8       Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Company Shares, Company Options and Company RSUs, issued or outstanding at or prior to the Effective Time, (b) the rights and obligations of the Company Securityholders, the Company, the Purchaser, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall in respect of the Arrangement Agreement, be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Company Shares, Company Options or Company RSUs shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

Article 13
U.S. SECURITES lAW eXEMPTION

Section 13.1       U.S. Securities Law Exemption

Notwithstanding any provision herein or in the Arra

ngement Agreement to the contrary, the Purchaser and the Company agree that this Plan of Arrangement will be carried out with the intention that all Purchaser Shares issued on completion of this Plan of Arrangement will be issued by the Purchaser in reliance on the exemption from the registration requirements of the U.S. Securities Act as provided by Section 3(a)(10) thereof (the “Section 3(a)(10) Exemption”). In order to ensure the availability of the Section 3(a)(10) Exemption, the Purchaser and the Company agree that the Arrangement will be carried out on the following basis:

(1)	the Arrangement will be subject to the approval of the Court;

(2)	prior to the hearing required to approve the Arrangement, the Court will be advised as to the intention of the parties to rely on the Section 3(a)(10) Exemption with respect to all Purchaser Shares to be issued on completion of this Plan of Arrangement based on the Court’s determination of the fairness of this Plan of Arrangement and approval of the Arrangement;

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(3)	the Court will be required to satisfy itself as to the fairness of the Arrangement to the Company Shareholders and the Final Order approving the Arrangement that is obtained from the Court will expressly state that the Arrangement is approved by the Court as being fair to the Company Shareholders;

(4)	the Company will ensure the Company Shareholders entitled to receive Purchaser Shares on completion of the Arrangement will be given adequate notice advising them of their right to attend the hearing of the Court for the Final Order to give approval of the Arrangement and providing them with sufficient information necessary for them to exercise that right, and the Company will file with the Court, prior to sending such information to the Company Shareholders, a copy of the Company Circular, any applicable transmittal letters and all other materials which will be provided to the Company Shareholders;

(5)	the Company Shareholders entitled to receive Purchaser Shares will be advised that the Purchaser Shares issued pursuant to the Arrangement have not been registered under the U.S. Securities Act and will be issued by the Purchaser in reliance on the Section 3(a)(10) Exemption and will not be subject to trading restrictions subject to, with respect to certain Company Shareholders who are or, at the Effective Time, become affiliates (as defined by Rule 144 of the U.S. Securities Act) of the Purchaser, certain restrictions on resale under Rule 144 of the U.S. Securities Act;

(6)	the Final Order approving the Arrangement that is obtained from the Court will expressly state that the Arrangement is approved by the Court as being fair to the Company Shareholders;

(7)	the Interim Order approving the Company Meeting will specify that each Company Shareholder will have the right to appear before the Court at the hearing of the Court for the Final Order to give approval of the Arrangement so long as they comply with the terms of the Interim Order; and

(8)	the Final Order shall include a statement substantially to the following effect:

“This Order will serve as a basis to claim the exemption from the registration requirements of the U.S. Securities Act set forth in Section 3(a)(10) of the U.S. Securities Act for the issuance and exchange of the securities of the Purchaser pursuant to the Arrangement.”

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Article 14
AMENDMENTS

Section 14.1       Amendments to Plan of Arrangement

(1)	The Company and the Purchaser may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must (i) be set out in writing, (ii) be approved by the Company and the Purchaser, each acting reasonably, (iii) filed with the Court and, if made following the Company Meeting, approved by the Court, and (iv) communicated to the Company Securityholders if and as required by the Court.

(2)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company or the Purchaser at any time prior to the Company Meeting (provided that the Company or the Purchaser, as applicable, shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(3)	Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting shall be effective only if (i) it is consented to in writing by each of the Company and the Purchaser (in each case, acting reasonably), and (ii) if required by the Court, it is consented to by some or all of the Company Shareholders voting in the manner directed by the Court.

(4)	Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by the Purchaser, provided that it solely concerns a matter which, in the reasonable opinion of the Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any former Company Securityholder.

Section 14.2       Termination

This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

Article 15
FURTHER ASSURANCES

Section 15.1       Further Assurances

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Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order to further document or evidence any of the transactions or events set out in this Plan of Arrangement.

* * * * *

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Schedule B

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Schedule C
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

(1)	Organization, Good Standing and Qualification. The Company and each of its Subsidiaries is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of its respective jurisdiction of organization, has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, is qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or, to the extent such concept is applicable, in good standing, or to have such power or authority, would not have a Company Material Adverse Effect. The Company has made available to the Purchaser prior to the date hereof complete and correct copies of the Company’s Organizational Documents, each as amended to the date hereof, and each as so delivered is in full force and effect.

(2)	Capital Structure.

(a)	The authorized capital of the Company consists of an unlimited number of Company Shares and an unlimited number of preference shares, of which 20,040,213 Company Shares were issued and outstanding and nil preference shares were issued and outstanding as of the close of business on October 30, 2019. All of the outstanding Company Shares have been duly authorized and are validly issued, fully paid and non-assessable. Other than 1,311,171 Company Shares reserved for issuance pursuant to outstanding awards under the Stock Option Plan, of which 958,971 Company Shares relate to awards under the Stock Option Plan having an exercise price of less than the Consideration Value, and 291,895 Company Shares reserved for issuance pursuant to outstanding awards under the RSU Plan, the Company has no Company Shares reserved for issuance. Each of the outstanding shares or other securities of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and non-assessable and owned by the Company, a direct or indirect wholly-owned Subsidiary of the Company or the party specified in Section (2)(c) of the Company Disclosure Letter, free and clear of any Liens except Permitted Liens. Except for the SRP Rights issued pursuant to the Shareholder Rights Plan as set forth above, there are no pre-emptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue or sell any shares or other securities of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of the Company or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding.

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(b)	Section (2)(b) of the Company Disclosure Letter sets forth a correct and complete listing of all outstanding Company Equity Awards (including promised equity awards) as of the date hereof, setting forth the number of Company Shares subject to each Company Equity Award (assuming achievement of the target level of performance at the end of the applicable performance period for each Company Equity Award) and the holder, grant date, holder’s location of employment, vesting schedule and exercise price with respect to each Company Equity Award, as applicable.

(c)	Section (2)(c) of the Company Disclosure Letter sets forth (i) each of the Company’s Subsidiaries and the ownership interest of the Company in each such Subsidiary, as well as the ownership interest of any other Person or Persons in each such Subsidiary and (ii) the Company’s or its Subsidiaries’ shares, equity interest or other direct or indirect ownership interest in any other Person.

(d)	Each Company Equity Award (i) was granted in compliance with all Laws and all of the terms and conditions of the Stock Option Plan or RSU Plan, (ii) to the extent the Company Equity Award is a Company Option, has an exercise price per Company Share equal to or greater than the fair market value of a Company Share on the date of such grant, and (iii) to the Company’s Knowledge, qualifies for the Tax and accounting treatment afforded to such Company Equity Award in the Company’s Tax Returns.

(e)	Neither the Company nor any of its Subsidiaries has agreed or is obligated to, directly or indirectly, make any future investment in or capital contribution or advance to any Person (other than in or to the Company or any of the Company’s Subsidiaries).

(3)	Books and Records. The corporate books and records of the Company and its Subsidiaries have been maintained in accordance with all applicable Law and are complete and accurate in all material respects. Financial books and records and accounts of the Company and its Subsidiaries, in all material respects (i) have been maintained in accordance with good business practices on a basis consistent with prior years and past practice, (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and acquisitions and dispositions of assets of the Company and its Subsidiaries, and (iii) accurately and fairly reflect the basis for the financial statements of the Company.

(4)	Corporate Authority; Approval and Fairness.

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(a)	The Company has all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the Transactions, subject to obtaining approval of the Company Shareholder to the Arrangement Resolution, and no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement and to consummate the Transactions. This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(b)	The Company Board, after consultation with its legal advisors and the Company Financial Advisor; (i) determined that the Consideration to be received by the Company Shareholders pursuant to the Arrangement and this Agreement is fair to such holders and that the Arrangement is in the best interests of the Company; (ii) resolved to recommend that the Company Shareholders vote in favour of the Arrangement Resolution; and (iii) authorized the entering into of this Agreement and the performance by the Company of its obligations under this Agreement, and no action has been taken to amend, or supersede, such determinations, resolutions or authorizations.

(c)	The Company Fairness Opinion has been delivered verbally to the Company Board and a summary and a copy of the Company Fairness Opinion will be included in the Company Circular.

(d)	The Company and the Company Board have taken all steps necessary as at the date hereof as contemplated by the Shareholder Rights Plan to waive the application of the Shareholder Rights Plan to the Transactions.

(5)	Governmental Filings; No Violations; Certain Contracts.

(a)	Other than the approvals, filings and/or notices: (i) pursuant to Article 2 of the Agreement, including the Interim Order and any approvals required thereunder, the Final Order and filings with the Director under the CBCA; and (ii) the filings with the Securities Authorities or the TSX, no notices, reports or other filings are required to be made by the Company with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the Company from, any Governmental Entity or other Person, in connection with the execution, delivery and performance of this Agreement by the Company and the consummation of the Transactions, or in connection with the continuing operation of the business of the Company and its Subsidiaries following the Effective Time, except those that the failure to make or obtain would not, individually or in the aggregate, have a Company Material Adverse Effect or prevent the consummation of the Transactions.

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(b)	The execution, delivery and performance of this Agreement by the Company do not, and the consummation of the Transactions will not, constitute or result in (i) a breach or violation of, or a default under, the Organizational Documents of the Company or of any of its Subsidiaries, (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or default under, the creation or acceleration of any obligations under or the creation of a Lien, other than a Permitted Lien, on any of the assets of the Company or any of its Subsidiaries pursuant to, any Contract binding upon the Company or any of its Subsidiaries or Company Plan or, assuming (solely with respect to performance of this Agreement and consummation of the Transactions) compliance with the matters referred to in Section (5), under any Law to which the Company or any of its Subsidiaries is subject, or (iii) any change in the rights or obligations of any party under any Contract binding upon the Company or any of its Subsidiaries, except, in the case of the foregoing, for any such breach, violation, termination, default, creation, acceleration or change that would not have a Company Material Adverse Effect.

(c)	Except as is expressly contemplated under this Agreement, the execution, delivery and performance of this Agreement by the Company does not, and the consummation of the Transactions will not, constitute or result in the imposition of any encumbrance upon any of the property or assets of the Company or any of its Subsidiaries, or give any Person the right to acquire any of the assets of the Company or of its Subsidiaries, or restrict, hinder, impair or limit the ability of the Company or any of its Subsidiaries to conduct the business of the Company or any of its Subsidiaries as and where it is now being conducted.

(6)	Company Public Disclosure Record; Financial Statements.

(a)	The Company Public Disclosure Record has been filed or furnished, as applicable, on a timely basis, with the Securities Authorities pursuant to the Securities Laws since January 1, 2018 (the “Applicable Date”). The Company Public Disclosure Record, at the time of its filing or being furnished complied in all material respects with the applicable requirements of the Securities Laws, and any rules and regulations promulgated thereunder applicable to the Company Public Disclosure Record. As of their respective filing dates (or, if amended prior to the date hereof, as of the date of such amendment), the Company Public Disclosure Record: (i) complied in all material respects with, to the extent in effect at the time of filing or amendment, the applicable Securities Laws, and (ii) did not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. The Company has made available to the Purchaser true and complete copies of all written comment letters from the staff of the Securities Authorities since the Applicable Date relating to the Company Public Disclosure Record and all written responses of the Company thereto other than with respect to requests for confidential treatment or which are otherwise publicly available on SEDAR. There are no outstanding or unresolved comments in comment letters received from staff of any Securities Authority with respect to the Company Public Disclosure Record, and, to the Company’s Knowledge, the Company Public Disclosure Record (other than confidential treatment requests) is not the subject of ongoing Securities Authority review.

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(b)	The Company is a “reporting issuer” under Canadian Securities Laws in each of the provinces of Canada. The Company Shares are listed and posted for trading on the TSX. The Company has not taken any action to cease to be a reporting issuer in any province of Canada nor has the Company received notification from any Securities Authority seeking to revoke the reporting issuer status of the Company. No delisting, suspension of trading or cease trade or other order or restriction with respect to any securities of the Company, as applicable, has been issued by a Securities Authority or the TSX, is in effect, or to the Company’s Knowledge, is pending or threatened, or is expected to be implemented or undertaken (other than in connection with the Transactions), and the Company is not subject to any formal or, to the Company’s Knowledge, informal review, enquiry, investigation or other proceeding by a Securities Authority or the TSX relating to any such order or restriction. The Company has not filed any confidential material change report (which at the date hereof remains confidential) or any other confidential filings filed to or furnished with, as applicable, any Securities Authority.

(c)	The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the TSX.

(d)	The Company has established and maintains disclosure controls and procedures (as such term is defined in NI 52-109) to provide reasonable assurance that: (i) material information relating to the Company is made known to the Company’s management, including its chief financial officer and chief executive officer, particularly during the periods in which the Company’s interim filings and annual filings (as such terms are defined in NI 52-109) are being prepared; and (ii) information required to be disclosed by the Company in such annual or interim filings or other reports filed or submitted by it under Securities Laws, is recorded, processed, summarized and reported within the time periods specified in Securities Laws. The Company has established and maintains a system of internal control over financial reporting (as such term is defined in NI 52-109) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. To the Company’s Knowledge, there is no material weakness (as such term is defined in NI 52-109) relating to the design, implementation or maintenance of the Company’s internal control over financial reporting, or Fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of the Company.

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(e)	The Company has disclosed, based on the results of the most recent evaluation of its chief executive officer and its chief financial officer prior to the date hereof, to the Company’s auditors and the audit committee of the Company Board, (A) any significant deficiencies in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and has identified for the Company’s auditors and audit committee of the Company Board any material weaknesses in internal control over financial reporting and (B) any Fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. The Company has made available to the Purchaser prior to the date hereof (i) a summary of any such disclosure made by management to the Company’s auditors and audit committee since the Applicable Date and (ii) any material communication since the Applicable Date made by management or the Company’s auditors to the audit committee required or contemplated by listing standards of the TSX, the audit committee’s charter or professional standards of the Canadian Public Accountability Board. Since the Applicable Date, no material complaints from any source regarding accounting, internal accounting controls or auditing matters, and no concerns from Company Employees regarding questionable accounting or auditing matters, have been received by the Company. The Company has made available to the Purchaser prior to the date hereof a summary of all material complaints or concerns relating to other matters made since the Applicable Date that remain outstanding as of the date hereof through the Company’s whistleblower hot line or equivalent system for receipt of employee concerns regarding possible violations of Law.

(f)	Each of the consolidated statements of financial position included in or incorporated by reference into the Company Public Disclosure Record (including the related notes and schedules) (i) complied with Securities Laws at the time it was filed as to form in all material respect, (ii) was prepared in accordance with IFRS applied on a consistent basis during the periods involved (except as may be indicated in the notes set forth therein), (iii) fairly presents the consolidated financial position of the Company and its consolidated Subsidiaries as of its date, and (iv) each of the consolidated statement of operations, statements of financial position and comprehensive statement of income included in or incorporated by reference into the Company Public Disclosure Record (including any related notes and schedules) fairly presents the results of operations, retained earnings (loss) and changes in financial position, as the case may be, of the Company and its consolidated Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that will not be material in amount or effect), in each case in accordance with IFRS consistently applied during the periods involved, except as may be noted therein.

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(g)	Since the Applicable Date, except as described in the Company Public Disclosure Record or except as may be required by any regulatory authority, there has been no change in the Company’s accounting policies or the methods of making accounting estimates or changes in estimates that are material to the Company’s financial statements. The reserves reflected in the Company’s financial statements are in accordance with IFRS and have been calculated in a consistent manner.

(h)	The Company’s auditors are Ernst & Young Global Limited, independent public accountants as required by applicable Law and there is not now, nor has there ever been, any material reportable disagreement with the present or any former auditor of the Company and any disagreement is disclosed in the auditor reports set forth in the Company Public Disclosure Record filed prior to the date hereof.

(7)	Litigation and Liabilities.

(a)	Except as set forth in Section (7)(a) of the Company Disclosure Letter, there are no civil, criminal or administrative Actions or other proceedings, or to the Company’s Knowledge, pending or threatened, against the Company or any of its Subsidiaries that would have Company Material Adverse Effect.

(b)	Except as reflected or reserved against in the Company’s most recent consolidated statement of financial position (and the notes thereto) included in the Company Public Disclosure Record filed prior to the date hereof and for obligations or liabilities incurred in the Ordinary Course since the date of such consolidated statement of financial position, there are no obligations or liabilities of the Company or any of its Subsidiaries, whether or not accrued, contingent, asserted or otherwise and whether or not required to be disclosed, or any other facts or circumstances that would reasonably be expected to result in any claims against, or obligations or liabilities of, the Company or any of its Subsidiaries, except for those that, individually or in the aggregate, are not material in amount or would not prevent the consummation of the Transactions.

(c)	Neither the Company nor any of its Subsidiaries is a party to or subject to the provisions of any judgment, order, writ, injunction, decree or award of any Governmental Entity that restricts in any material respect the manner in which the Company and its Subsidiaries conduct their respective businesses. There are no investigations by any Governmental Entity pending, or, to the Company’s Knowledge, threatened against the Company or any of its Subsidiaries that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries nor any of their respective assets, rights or properties is or are subject to any injunction, judgment, order or decree except for those that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

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(d)	To the Company’s Knowledge, all costs, expenses, and liabilities payable on or prior to the date hereof under the terms of any Contracts to which the Company or any its Subsidiaries is directly or indirectly bound have been properly and timely paid, except for such expenses that are being currently paid prior to delinquency in the Ordinary Course.

(8)	Employee Benefits.

(a)	Section (8)(a) of the Company Disclosure Letter sets forth an accurate and complete list of each material Company Plan.

(b)	With respect to each Company Plan set forth in Section (8)(a) for the Company Disclosure Letter, the Company has made available to the Purchaser, to the extent applicable, accurate and complete copies of the material Company Plan.

(c)	(i) Each Company Plan (including any related trusts) has been established, operated and administered in compliance with its terms and Law, including, without limitation, ERISA, the Code governmental taxation and funding requirements, in all material respects, (ii) all contributions or other amounts payable by the Company or a Subsidiary of the Company with respect to each Company Plan in respect of current or prior plan years have been paid or accrued in all material respects in accordance with IFRS, and (iii) there are no outstanding or, to the Company’s Knowledge, pending or threatened claims (other than routine claims for benefits), lawsuits, charges, complaints, grievances, investigations, audits, proceedings or arbitrations that have been asserted or instituted with respect to any Company Plan or proceedings in or by a Governmental Entity by, on behalf of or against any Company Plan or any trust related thereto which would have a Company Material Adverse Effect.

(d)	Except as set forth in Section (8)(d) of the Company Disclosure Letter, neither the execution and delivery of this Agreement, shareholder or other approval of this Agreement nor the consummation of the Transactions could, either alone or in combination with another event: (i) entitle any current or former Company Employee or Company Contractor (who is a natural person) of the Company or any of its Subsidiaries to any bonus, change of control payment or severance payment or any material increase in pay or benefits; or (ii) accelerate the time of payment or vesting, or materially increase the amount of compensation due to any such Company Employee or Company Contractor.

(e)	Neither the Company nor any of its Subsidiaries sponsors, maintains or contributes to any plan, program or arrangement that provides for post-retirement or other post-employment welfare benefits, including life insurance (other than health care continuation coverage as required by Law).

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(9)	No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any liabilities of the type required to be reflected as liabilities on a statement of financial position prepared in accordance with IFRS, other than; (i) liabilities incurred in connection with the Arrangement, and (ii) liabilities that would not be reasonably expected to have, individual or in the aggregate, a Company Material Adverse Effect.

(10)	Labour Matters.

(a)	Since the Applicable Date, (i) neither the Company nor any of its Subsidiaries is, or has been, a party to any collective bargaining agreement or other agreement with a labour union or like organization, (ii) there are no unions, works councils, or any other similar representative of any Company Employees, (iii) no unions, work councils, or any other similar representative of Company Employees need to be notified or consulted prior to the execution, delivery and performance of this Agreement by the Company or the consummation of the Transactions, and (iv) to the Company’s Knowledge, there are no activities or proceedings by any individual or group of individuals, including representatives of any work councils, labour organizations or labour unions or like organizations, to organize any Company Employees or Company Contractors.

(b)	Since the Applicable Date, with respect to the Company and its Subsidiaries, (i) there is no, and has not been any, strike, lockout, slowdown, work stoppage, job action, picketing, unfair labour practice or, to the Company’s Knowledge, other labour dispute pending or threatened, (ii) there is no, and has not been any, unfair labour practice charge pending before the National Labor Relations Board, the British Columbia Labour Relations Board or any comparable labour relations authority, (iii) to the Company’s Knowledge, there is no, and has not been any pending or threatened labour-related Action by or before any Governmental Entity with respect to any current or former Company Employee or Company Contractor; and (iv) neither the Company nor any of its Subsidiaries have promised voluntary recognition to a trade union, labour union or organization, bargaining agent or other person.

(c)	Each of the Company and its Subsidiaries is in compliance in all material respects with all their own policies and handbooks and all Laws respecting labour, employment and employment practices, written employment agreements, terms and conditions of employment, wages and hours, human rights, immigration, pay equity, employee privacy, accommodation and occupational safety and health. Neither the Company nor any of its Subsidiaries has incurred any liability or obligation under the United States Worker Adjustment and Retraining Notification Act and the regulations promulgated thereunder or any similar federal, national, state, provincial or local Law. To the Company’s Knowledge, all Company Employees and Company Contractors are authorized and have appropriate documentation to work in the jurisdiction in which they are providing services.

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(d)	Since the Applicable Date, all material obligations of the Company and its Subsidiaries, due for any Company Employee compensation or remuneration (including salary, bonuses, commissions, overtime pay, vacation pay, and termination or severance pay) have been paid or, if unpaid, are accrued and reflected in the books and records of the Company and its Subsidiaries. Each of the Company and its Subsidiaries is in compliance in all material respects with all written agreements with Company Employees.

(e)	All contributions and premiums that are required by Law to be paid by the Company and its Subsidiaries relating to statutory plans and programs, including the Canada Pension Plan, employment insurance, plans administered pursuant to applicable provincial health tax, and workers’ compensation/WorkSafe BC, have been paid by the Company and its Subsidiaries in material compliance with Law.

(f)	There are no material (i) outstanding assessments, penalties, fines, liens, charges, surcharges or to the Company’s Knowledge, other amounts due or owing under Law in relation to Company Employees or (ii) outstanding orders under applicable occupational health and safety legislation in relation to Company Employees or Company Assets.

(g)	Except as would not have a Company Material Adverse Effect, there are no audits or proceedings or, to the Company’s Knowledge, pending or threatened against the Company or any of its Subsidiaries in any forum by or on behalf of any present or former Company Employee or Company Contractor, any applicant for employment, or Governmental Entity, or classes of the foregoing alleging breach of any express or implied employment contract, violation of any Law governing employment or the termination thereof, or any other discriminatory, wrongful or tortious conduct on the part of the Company or any of its Subsidiaries in connection with the employment or services relationship.

(h)	Neither the Company nor any of its Subsidiaries has any Company Employee or Company Contractor whose employment contract cannot be terminated by the Company following completion of the Arrangement.

(11)	Compliance with Laws; Licenses.

(a)	Since the Applicable Date, the businesses of each of the Company and its Subsidiaries have not been, and are not being, conducted in violation of any Laws, except for violations that have not had and would not have a Company Material Adverse Effect or prevent the consummation of Transactions. To the Company’s Knowledge, no investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or threatened, except for such investigations or reviews the outcome of which would not have a Company Material Adverse Effect, or prevent the consummation of the Transactions.

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(b)	Each of the Company and its Subsidiaries has obtained and is in compliance with all permits, licenses, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions and orders issued or granted by a Governmental Entity (the “Licenses”) necessary to conduct its business as presently conducted and used, except those the absence of which would not have a Company Material Adverse Effect or prevent the consummation of the Transactions. The operation of the business of the Company and its Subsidiaries as presently conducted is not, and has not been since the Applicable Date, in violation of, nor is the Company or its Subsidiaries in default or violation under, any License, and, to the Company’s Knowledge, no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation of any material terms, condition or provision of any License, except where such default or violation of such License which would not have a Company Material Adverse Effect, or prevent the consummation of the Transactions. To the Company’s Knowledge, there are no actions pending or threatened, that seek the revocation, cancellation or adverse modification of any License, except where such revocation, cancellation or adverse modification would not reasonably be expected to have a Company Material Adverse Effect or prevent the consummation of the Transactions. Since the Applicable Date, neither the Company nor any of its Subsidiaries has received any notice or communication of any material noncompliance or alleged material non- compliance with any Licenses that has not been cured, except as would not have a Company Material Adverse Effect.

(c)	To the Company’s Knowledge, neither the Company nor any of its Subsidiaries or any other Person associated with or acting on behalf of the Company or any of its Subsidiaries, including any director, officer, agent or employee of the Company or any of its Subsidiaries, has (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity or to influence official action, (ii) made any direct or indirect unlawful payment to any foreign or domestic Government Official or employee from corporate funds, (iii) violated or is in violation of any provision of (A) Applicable Anti-Corruption Laws, or (B) any other Law that prohibits corruption or bribery, or (iv) has been or is being investigated by a Governmental Entity, or has been or is the subject of any allegations, with respect to conduct within the scope of the foregoing clauses (i) through (iii).

(d)	To the Company’s Knowledge, neither the Company nor any of its Subsidiaries is in conflict with, default under or violation of, or is being charged by any Governmental Entity or investigated for, a violation of any Antitrust Law applicable to the Company or any of its Subsidiaries. To the Company’s Knowledge, no investigation or review by any Governmental Entity under any Antitrust Law or any settlement agreement in respect of a violation or alleged violation thereof with respect to the Company or any of its Subsidiaries is pending or threatened, nor has any Governmental Entity indicated an intention to conduct any such investigation or review.

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(12)	Material Contracts.

(a)	Except for this Agreement, Section (12)(a) of the Company Disclosure Letter sets forth a true and complete list of the following Contracts to which the Company or its Subsidiaries is a party to or bound by:

(i)	any Contract that requires as at September 30, 2019, either (x) annual payments to or from the Company and its Subsidiaries of more than $250,000 or (y) aggregate payments to or from the Company and its Subsidiaries of more than $1,000,000;

(ii)	any partnership, joint venture or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture material to the Company or any of its Subsidiaries or in which the Company or any of its Subsidiaries owns more than a five percent voting, economic or other membership or partnership interest, or any interest valued at more than $1,000,000 without regard to percentage voting or economic interest;

(iii)	any Contract that prohibits or restricts the payment of dividends or distributions in respect of the Company Shares or the Company’s capital stock;

(iv)	any Contract that (A) is an indenture, credit agreement, loan agreement, security agreement, guarantee of, note, mortgage or other agreement providing for indebtedness (including obligations under any capitalized leases) in excess of $1,000,000 (other than agreements between the Company and any wholly owned Subsidiary or between wholly owned Subsidiaries) or pursuant to which the Company or any of its Subsidiaries guarantees any such indebtedness of any other Person (other than the Company or another wholly owned Subsidiary), (B) materially restricts the Company’s ability to incur indebtedness or guarantee the indebtedness of others, (C) grants a Lien (other than a Permitted Lien) or restricts the granting of Liens on any property or asset (including Intellectual Property or other intangible assets) of the Company or its Subsidiaries that is material to the Company and its Subsidiaries, taken as a whole, or (D) is an interest rate derivative, currency derivative or other hedging contract other than foreign currency cash flow hedges entered into in the Ordinary Course and classified as cash flow hedges for accounting purposes;

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(v)	any Contract (other than solely among direct or indirect wholly-owned Subsidiaries of the Company) relating to indebtedness for borrowed money or the deferred purchase price of property (in either case, whether incurred, assumed, guaranteed or secured by any asset) in excess of $250,000;

(vi)	that is a settlement, conciliation or similar agreement (x) with any Governmental Entity which (A) materially restricts or imposes material obligations upon the Company or its Subsidiaries, or (B) materially disrupts the business of the Company and its Subsidiaries as currently conducted, or (y) which would require the Company or any of its Subsidiaries to pay consideration of more than $100,000 after the date of this Agreement;

(vii)	any Contract providing for (A) potentially significant indemnification, except for any such Contract that (x) would not have a Company Material Adverse Effect and (y) was entered into in the Ordinary Course, or (B) potentially significant “earn out” or other contingent payment obligations by the Company or any of its Subsidiaries of any Person;

(viii)	any non-competition Contract or other Contract that (v) purports to limit in any material respect either the type of business in which the Company or any of its Subsidiaries (or, after the Effective Time, the Purchaser or any of its Subsidiaries) may engage or the manner or locations in which any of them may so engage in any business, (w) could require the disposition of any material assets or line of business of the Company or any of its Subsidiaries or, after the Effective Time, the Purchaser or any of its Subsidiaries, (x) grants “most favoured nation” status that, following the Effective Time, would purport to apply to the Purchaser or any of its Subsidiaries, including the Company and its Subsidiaries, (y) prohibits or limits the right of the Company or any of its Subsidiaries to make, sell or distribute any products or services or use, transfer, assign, license, develop, distribute or enforce any of their respective Intellectual Property rights or (z) includes “take or pay” requirements or similar provisions obligating a Person to obtain a minimum quantity of goods or services from another Person, except as would not have a Company Material Adverse Effect;

(ix)	any Contract between the Company or any of its Subsidiaries, on the one hand, and any director or officer of the Company or any Person beneficially owning five percent or more of the outstanding Company Shares of the Company, on the other hand, other than (i) any Company Plan or any other employee or director agreements or arrangement, (ii) transactions conducted on an arm’s length basis, or (iii) any agreements with consideration of less than $50,000;

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(x)	that prohibits or restricts the payment of dividends or distributions in respect of the Company Shares;

(xi)	any Contract that grants any right of first refusal or right of first offer or similar right or that limits or purports to limit the ability of the Company or any of its Subsidiaries to sell, transfer, pledge or otherwise dispose of any material assets or businesses;

(xii)	any Contract that contains a put, call or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any material equity interests of any Person or assets;

(xiii)	any Contract, other than purchase orders, with a Significant Supplier;

(xiv)	any Contract, other than purchase orders and statements of work on the Company’s standard form made available to the Purchaser, with a Significant Customer;

(xv)	any Contract for the employment of, or receipt of any services from, any Company Employee or Company Contractor providing for annual compensation in excess of $150,000;

(xvi)	any employment or consulting Contract which provides for change in control entitlements, or retention payments in connection with a change of control; and

(xvii)	any collective bargaining agreement or similar Contract with any labour union, works council, labour organization, economic committee, or other employee representative body applicable to any Company Employee or Company Contractor;

(each such Contract described in the foregoing clauses (i) through (xiii), is referred to herein as a “Material Contract”, and collectively as the “Material Contracts”).

(b)	Complete and correct copies of each Material Contract have been made available to the Purchaser prior to the date hereof. Each of the Material Contracts is valid and binding on the Company or its Subsidiaries, as the case may be, and, to the Company’s Knowledge, each other party thereto, and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect as would not have a Company Material Adverse Effect. To the Company’s Knowledge, there is no default under any such Contracts by the Company, any of its Subsidiaries or any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company, its Subsidiaries, or any other party thereto, in each case except as would not have a Company Material Adverse Effect.

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(c)	Except as would not reasonably be expected to have a Company Material Adverse Effect, none of the Company or its Subsidiaries or, to the Company’s Knowledge, any of the other parties thereto, is in breach or violation of or in default under, or committed or failed to perform any act which would result in a default under (in each case, with or without notice or lapse of time or both) any Company Material Contract in any material respect, and none of the Company or its Subsidiaries has received or given any notice of default under any Material Contract which remains uncured. To the Company’s Knowledge, there exists no state of facts which after notice or lapse of time or both would constitute a default under or breach or violation of any Material Contract to perform its obligations thereunder where, in any such case, such default, breach, violation or non-performance has had or would reasonably be expected to have a Company Material Adverse Effect. To the Company’s Knowledge, no Person has challenged in writing the validity or enforceability of any Material Contract.

(d)	There are no shareholders or stockholders agreements, registration rights agreements, voting trusts, proxies or similar agreements, arrangements or commitments as to which the Company or any of its Subsidiaries is a party or, to the Company’s Knowledge, with respect to any shares or other equity interests of the Company or any of its Subsidiaries or any other Contract relating to the disposition, voting or dividends with respect to any shares or other equity securities of the Company of any of its Subsidiaries.

(e)	Neither the Company nor any of its Subsidiaries has received written notice of any termination of, or, to the Company’s Knowledge, intent to terminate or otherwise fail to fully perform any Material Contract.

(f)	Except as set forth in Section (12)(f) of the Company Disclosure Letter, no consent, waiver or approval from other parties to any Material Contract is: (i) required to be obtained by the Company nor any of its Subsidiaries in connection with this Agreement or the consummation by the Company of the Arrangement; or (ii) required in order to maintain the Material Contracts in full force and effect following the consummation of the Arrangement. The consummation of the Arrangement does not and will not allow any Person to exercise any rights, require any notice under or other action by any Person, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled under any Material Contract.

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(g)	Neither the Company nor any of its Subsidiaries are a party to or bound by any non-competition agreement or any other agreement, obligation, judgment, injunction, order or decree that purports to (i) limit the manner or the localities in which all or any material portion of the business of the Company or any of its Subsidiaries are conduction, (ii) limit any business practice of the Company or any of its Subsidiaries in any material respect, or (iii) restrict any acquisition or disposition of any property by the Company or any of its Subsidiaries in any material respect.

(13)	Real Property.

(a)	Except as set forth in Section (13)(a) of the Company Disclosure Letter, with respect to the real property owned by the Company and its Subsidiaries (the “Owned Real Property”): (i) the Company or one of its Subsidiaries, as applicable, has good and marketable fee simple title to the Owned Real Property, free and clear of any Lien (other than Permitted Liens); (ii) there are no outstanding options or rights of first refusal to purchase the Owned Real Property, or any portion of the Owned Real Property or interest therein; and (iii) none of the Company or any Subsidiary has leased, licensed, contracted to sell, or otherwise granted to any Person the right to use, occupy or acquire any portion of any parcel of Owned Real Property, or received any notice of any claim to the contrary. The Company has made available to the Purchaser all deeds or other instruments (as recorded) by which the Company or its Subsidiaries acquired their respective interest in the Owned Real Property, and all title reports, surveys, title policies, Liens and appraisals available to the Company or its Subsidiaries with respect to the Owned Real Property. There are no outstanding options, rights of first offer or rights of first refusal to purchase any Owned Real Property or any portion thereof or interest therein.

(b)	With respect to the leases and/or subleases under which the Company or any Subsidiary occupies or has the right to use or occupy any real property (such leases or subleases, the “Real Property Leases”, and such real property subject to the Real Property Leases, the “Leased Real Property”): (i) each Real Property Lease is valid, legally binding, enforceable and in full force and effect; (ii) the Company or applicable Subsidiary has good and valid leasehold or sub-leasehold interest in each parcel of Leased Real Property as to which it is a tenant or sub-tenant under a Real Property Lease, and such leasehold or sub-leasehold interest is free and clear of all Liens (other than Permitted Liens); (iii) none of the Company or any of its Subsidiaries has exercised or given any notice to exercise, nor has any lessor or landlord exercised or given any notice to exercise, any option, right of first offer or right of first refusal contained in any such Real Property Lease; (iv) the rental rate set forth in each Real Property Lease is the actual rent being paid, and there are no separate agreements or understandings with respect to the same; and (v) none of the Company or any of its Subsidiaries, and, to the Company’s Knowledge, any other party thereto, is in material breach of or default under any material provision of any Real Property Lease, and no event has occurred which, with notice, lapse of time or both, would constitute a material breach or default by any of the Company or its Subsidiaries, and, to the Company’s Knowledge, any other party thereto, or permit termination, modification or acceleration by any third party thereunder, or prevent the consummation of the Transactions except, in each case, for such invalidity, failure to be binding, unenforceability, ineffectiveness, breaches, defaults, terminations, modifications, accelerations or repudiations that would not have a Company Material Adverse Effect. The Company has made available to the Purchaser true and correct copies of all Real Property Leases, including all applicable material amendments.

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(c)	Section (13)(c) of the Company Disclosure Letter contains a true and complete list of all Owned Real Property and Leased Real Property and sets forth a correct street address and such other information as is reasonably necessary to identify each parcel of Owned Real Property and Leased Real Property. In the Ordinary Course, none of the Company or its Subsidiaries use or occupy any real property material to the business of the Company or its Subsidiaries, as applicable, other than the Owned Real Property and the Leased Real Property.

(d)	Except as would not have a Company Material Adverse Effect, each of the Company and its Subsidiaries, as applicable, is in peaceful and undisturbed possession of its Owned Real Property and Leased Real Property, and there are no contractual or legal restrictions that preclude or restrict the ability of the Company or any applicable Subsidiary to use such Owned Real Property or Leased Real Property for the purposes for which it is currently being used. Except as set out in Section (13)(d) of the Company Disclosure Letter, there are no Contracts outstanding for the sale, exchange, Lien, lease or transfer of any of the Owned Real Property or Leased Real Property, or any portion thereof.

(e)	To the Company’s Knowledge, except as would not have a Company Material Adverse Effect to the Company, use of the Owned Real Property and the Leased Real Property for the various purposes for which it is presently being used is permitted as of right under applicable urbanization, zoning and other land use Laws and is not subject to “permitted non-conforming” use or structure classifications.

(f)	There is no pending, and none of the Company or any Subsidiary have received, notice of any proposed condemnation proceeding with respect to any of the Owned Real Property or Leased Real Property.

(14)	Environmental Matters. Except as disclosed in the Company Public Disclosure Record or as disclosed in Section (14) of the Company Disclosure Letter, to the Company’s Knowledge: (i) the Company and its Subsidiaries have at all times complied in all material respects with all applicable Environmental Laws; (ii) no property (including soils, groundwater, surface water, buildings or other structures) currently or formerly owned or operated by the Company or any of its Subsidiaries has been contaminated with any Hazardous Substance in a manner that would reasonably be expected to result in material liability other than at sites for which existing reserves and/or indemnification will fully address all future costs; (iii) neither the Company nor any of its Subsidiaries is subject to liability for any Hazardous Substance disposal or contamination on any third party property other than at sites for which existing reserves and/or indemnification recoveries will cover all future costs; (iv) neither the Company nor any of its Subsidiaries has received any notice, demand, letter, claim or request for information alleging that the Company or any of its Subsidiaries may be in violation of or subject to liability under any Environmental Law; (v) neither the Company nor any of its Subsidiaries is subject to any order, decree, injunction or other arrangement with any Governmental Entity or any indemnity obligation or other agreement with any third party relating to liability or obligations relating to any Environmental Law; (vi) there are no other circumstances or conditions concerning the Company or any of its Subsidiaries that would reasonably be expected to result in any material claim, liability, investigation or capital expenditure not otherwise fully covered by existing reserves and/or indemnification recoveries; and (vii) the Company has made available to the Purchaser correct and complete copies of all environmental reports, studies, assessments, memoranda and similar environmental documents in its possession relating to the Company or its Subsidiaries or their respective current and former properties or operations.

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(15)	Taxes.

(a)	The Company and each of its Subsidiaries: (i) have prepared and duly and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them and all such filed Tax Returns are complete and accurate in all material respects; (ii) have paid all Taxes that are required to be paid (whether or not shown as due on such filed Tax Returns) or that the Company or any of its Subsidiaries is obligated to withhold from amounts owing to any employee, independent contractor, creditor or third party; and (iii) have withheld from each payment made to any Person, and charged, collected and remitted in respect of every sale, supply and delivery, all Taxes required under applicable Law. Neither the Company nor any of its Subsidiaries has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, except as would not have a Company Material Adverse Effect.

(b)	Except as set out in Section (15)(b) of the Company Disclosure Letter, there are not pending, or threatened in writing, any audits, examinations, investigations, proposed adjustments, assessments, reassessments, appeals, or other Tax-related proceedings with respect to the Company or any Subsidiary.

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(c)	No closing agreements, private letter rulings, technical advance memoranda, advance Tax rulings, interpretations, advance pricing agreements, or similar agreements or rulings have been entered into or issued by any Tax authority with respect to the Company or any Subsidiary and no power of attorney (other than powers of attorney authorizing employees of the Company to act on behalf of the Company) with respect to any material Taxes has been executed or filed with any taxing authority by or on behalf of the Company or any of its Subsidiaries.

(d)	Neither the Company nor any of its Subsidiaries is a non-resident of Canada within the meaning of the Tax Act.

(e)	There are no Liens on any of the assets of the Company or any Subsidiary that arose in connection with any failure (or alleged failure) to pay any Tax.

(f)	With respect to any taxable period that is complete and for which Tax Returns have not yet been filed, or for which Taxes are not yet due and owing, the Company and each of its Subsidiaries have made adequate and sufficient accruals for material Taxes on the most recent financial statements filed as part of the Company Public Disclosure Record in accordance with IFRS.

(g)	Neither the Company nor any of its Subsidiaries has ever directly or indirectly transferred any property to or supplied any services to or acquired any property or services from a Person with whom it was not dealing at arm's length (for the purposes of the Tax Act) for consideration other than consideration equal to the fair market value of the property or services at the time of the transfer, supply or acquisition of the property or services.

(h)	Each transaction prior to the date hereof that required material payments between or among the Company and any of its Subsidiaries was compliant in all material respects with the transfer pricing rules, regulations, documentation requirements and administrative guidance set forth by the taxing authorities of the jurisdictions in which the Company and any of its Subsidiaries that are parties to such transaction were resident at the relevant time for Tax purposes.

(i)	The tax attributes of the assets of the Company and each of its Subsidiaries were, in respect of the relevant point in time, accurately reflected in the Tax Returns of the Company and of each of its Subsidiaries, as applicable, and have not changed since the date of such Tax Returns, except to the extent that such attributes have been used in the Ordinary Course or as a result of completion of any transaction contemplated by this Agreement.

(j)	To the Company’s Knowledge, there are no circumstances existing which could reasonably result in the application of Section 78 or Sections 80 to 80.04 of the Tax Act, or any equivalent provision under provincial Law, to the Company or any of its Subsidiaries. Other than in the Ordinary Course, the Company and its Subsidiaries have not claimed any reserve under any provision of the Tax Act or any equivalent provincial provision, if any amount could be included in the income of the Company or its Subsidiaries for any period ending after the Effective Time.

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(k)	Neither the Company nor any of its Subsidiaries has participated in any “reportable transactions” within the meaning of Code Section 6707A(c)(1), Treasury Regulations Section 1.6011-4(b) or Section 237.3 of the Tax Act.

(l)	Neither the Company nor any of its Subsidiaries: (i) has any liability for the Taxes of any Person (other than the Company or its Subsidiaries) under subsection 160(1) of the Tax Act, Treasury Regulations Section 1.1502-6 or any similar provision of state, provincial, local or foreign Law, (ii) is a party to or bound by any Tax sharing agreement, Tax allocation agreement or Tax indemnity agreement (other than any commercial agreements or contracts entered into in the Ordinary Course and not primarily related to Tax) or (iii) has been either a “distributing corporation” or a “controlled corporation” in a transaction intended to be governed by Section 355 of the Code in the past two years.

(m)	The Company has made available to the Purchaser true and correct copies of the United States and Canadian federal income Tax Returns filed by the Company and its Subsidiaries for which the statute of limitations is still open.

(n)	No written claim has been made by a Governmental Entity in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns such that it is or may be subject to taxation by, or required to file any Tax Return in, that jurisdiction.

(o)	For the purposes of the Tax Act and any other relevant Tax purposes: (i) the Company is resident in Canada and is not resident in any other country; and (ii) each of its Subsidiaries is resident in the jurisdiction in which it was formed, and is not resident in any other country.

(16)	Intellectual Property.

(a)	Section (16)(a) of the Company Disclosure Letter sets forth a complete and accurate list of all Intellectual Property in which the Company or any of its Subsidiaries has an ownership interest and that is the subject of any registration or application with any Governmental Entity, but excluding any items that are abandoned, cancelled, withdrawn, expired, or refused (collectively, the “Company Registered Intellectual Property”). Such list includes, where applicable, the record owner(s), jurisdiction and registration and/or application number, and date issued (or filed) for each of the foregoing. The Company or a Company Subsidiary is the sole and exclusive owner, free and clear of all Liens (except Permitted Liens), of all of the Company Registered Intellectual Property. The Company Registered Intellectual Property is valid and (excluding pending applications) enforceable. Neither the Company nor any of its Subsidiaries have received any claims challenging the ownership, enforceability or validity of any Company Registered Intellectual Property.

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(b)	The Company and its Subsidiaries own all right, title and interest in and to, or have validly licensed (and are not in material breach of such licenses), all Intellectual Property rights that are material to the conduct of the business, as presently conducted, of the Company and its Subsidiaries. All such Intellectual Property rights that are owned by or licensed to the Company and its Subsidiaries are sufficient, in all material respects, for conducting the business, as presently conducted, of the Company and its Subsidiaries. To the Company’s Knowledge, all Intellectual Property rights owned or licensed by the Company and its Subsidiaries are valid and enforceable. The carrying on of the business of the Company and its Subsidiaries pursuant to the Transactions and the use by the Company and its Subsidiaries of any of the Intellectual Property rights or Technology (as defined below) owned by or licensed to them does not breach, violate, infringe or interfere with any rights of any other Person. All computer hardware and associated firmware and operating systems, application software, database engines and processed data, technology infrastructure and other computer systems used in connection with the conduct of the business, as presently conducted, of the Company and its Subsidiaries (collectively, the “Technology”) are sufficient, in all material respects, for conducting the business, as presently conducted, of the Company and its Subsidiaries. The Company and its Subsidiaries own or have validly licensed or leased (and are not in material breach of such licenses or leases) such Technology.

(c)	Except as set out in Section (16)(c) of the Company Disclosure Letter, to the Company’s Knowledge, no Person (including, without limitation, any current or former employee or consultant of the Company or its Subsidiaries) is infringing, violating, claiming ownership rights in or misappropriating any of the Intellectual Property owned by the Company or any of its Subsidiaries, in each case. Each current and former employee, consultant, contractor and/or individual that has delivered, developed, contributed to, modified or improved any material Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries has executed an agreement assigning to the Company or such Subsidiary all of such employee’s, consultant’s, contractor’s and/or individual’s Intellectual Property rights in such deliverable, development, contribution, modification or improvement.

(d)	There is no Intellectual Property that is owned by the Company in which any third party has any exclusive right(s) therein.

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(e)	Except as set out in Section (16)(e) of the Company Disclosure Letter, there are no royalties or similar other payments based on revenues (such as earn-outs) that are payable by the Company or any of its Subsidiaries to any third person (excluding, for the avoidance of doubt, salaries, benefits, employee invention and achievement award programs and any legally required payments to employees for inventions, patents or similar achievements that are payable to employees and independent contractors) for the use, license-in, manufacture, sale, offering for sale, copying, distribution, or disposition of any Intellectual Property of such third person used by the Company or any Subsidiary.

(f)	The Company takes commercially reasonable actions to protect the confidentiality and security of personally identifiable information and of its information technology systems and material proprietary and confidential information and data, and, to the Company’s Knowledge, there have been during the past two (2) years no material violations or unauthorized access to same. No claims or investigations have been asserted or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries alleging a violation of any Law or Contract relating to any personally identifiable information. Neither the Company nor any of its Subsidiaries have notified in writing, or been required by applicable Law or Contract to notify in writing, any Person of any privacy or technology security breach incidents.

(g)	No source code for any software or firmware owned by the Company or any of its Subsidiaries: (i) has been and is currently deposited in any escrow account for the benefit of any third party, or is the subject of any obligation to make such a deposit, or (ii) has been disclosed to any Persons except to employees and independent contractors of the Company or any of its Subsidiaries under reasonably protective non-disclosure agreements.

(h)	No Open Source Software (i) has been modified by the Company or any of its Subsidiaries, (ii) has been embedded in or otherwise combined by the Company or any of its Subsidiaries with any other software or firmware, or (iii) has been distributed by the Company or any of its Subsidiaries to any third party either independently or as part of any product, in each case, in a manner that would condition the license governing such Open Source Software on the Company’s or any of its Subsidiaries’ (A) disclosing or distributing any software or firmware owned by the Company or any of its Subsidiaries in source code form, (B) licensing any software or firmware owned by the Company or any of its Subsidiaries for the purpose of making derivative works or (C) redistributing any software or firmware owned by the Company or any of its Subsidiaries at no or minimal charge.

(17)	Insurance. All material fire and casualty, general liability, business interruption, product liability, sprinkler and water damage insurance policies maintained by the Company or any of its Subsidiaries (“Insurance Policies”) are with reputable insurance carriers, provide full and adequate coverage for all normal risks incident to the business of the Company and its Subsidiaries and their respective properties and assets, except for any such failures to maintain insurance policies that would not have a Company Material Adverse Effect. Each Insurance Policy is in full force and effect and all premiums due with respect to all Insurance Policies have been paid, with such exceptions that would not have a Company Material Adverse Effect.

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(18)	Customers. Section (18) of the Company Disclosure Letter sets forth a list of the Significant Customers. Since January 1, 2019, to the Company’s Knowledge, except as set forth in Section (18) of the Company Disclosure Letter, no Significant Customer has indicated to the Company an intention to: (i) terminate its relationship with, or otherwise stop or materially reduce the purchases of products from, the Company or its Subsidiaries or (ii) change the terms and conditions on which it purchases products from the Company or its Subsidiaries, which would have a Company Material Adverse Effect.

(19)	Suppliers. Section (19) of the Company Disclosure Letter sets forth a list of Significant Suppliers. Since January 1, 2019, to the Company’s Knowledge, except as set forth in Section (19) of the Company Disclosure Letter, no Significant Supplier has indicated an intention to: (i) terminate its relationship with, or otherwise stop or materially reduce the supply of products to, the Company or its Subsidiaries or (ii) change the terms and conditions on which it supplies products to the Company or its Subsidiaries, in any material respect, except for such termination or change that would not have a Company Material Adverse Effect.

(20)	Product Liabilities. Since the Applicable Date, none of the Company or any of its Subsidiaries has received any written claim, and to the Company’s Knowledge, any other claim, and, to the Company’s Knowledge, there are no incidents that would reasonably be expected to give rise to a claim for or based upon breach of product warranty (other than warranty service and repair claims in the Ordinary Course not material in amount or significance), strict liability in tort, negligent manufacture of product, negligent provision of services or any product complaint or any other similar allegation of liability, including or resulting in product recalls, except as would not have a Company Material Adverse Effect.

(21)	Export Control Laws.

(a)	Since the Applicable Date, except as would not have a Company Material Adverse Effect, the Company and each of its Subsidiaries have: (i) complied with all applicable U.S. Laws and regulations, as well as any applicable non-US Laws and regulations regarding export and re-export controls and trade and economic sanctions (“Export Controls and Sanctions”), including (A) the Export Administration Regulations maintained by the U.S. Department of Commerce, the International Traffic in Arms Regulations maintained by the U.S. Department of State, trade and economic sanctions maintained by the U.S. Department of the Treasury's Office of Foreign Assets Control (“OFAC”), and any applicable anti-boycott compliance regulations, and (B) the Export and Import Permits Act, Special Economic Measures Act, United Nations Act (including regulations under these various statutes) and other export control measures and trade and economic sanctions maintained or administered by the Canadian Department of Foreign Affairs and International Trade and/or the Canada Border Services Agency, as well as the Nuclear Safety Act and Control Act administered by the Canadian Nuclear Safety Commission, and (ii) to the Company’s Knowledge, neither the Company nor any of its Subsidiaries has directly exported any products, software, or technology (including products derived from or based on such technology) to any destination, entity, or person prohibited by the Export Controls and Sanctions without obtaining prior authorization from the competent Governmental Entities as required by those Export Controls and Sanctions. The Company and its Subsidiaries are in material compliance with all applicable import Laws (“Import Restrictions”), including (A) Title 19 of the U.S. Code and Title 19 of the Code of Federal Regulations, and (B) the Special Import Measures Act and all regulations thereunder.

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(b)	Section (21)(b) of the Company Disclosure Letter accurately describes all of (A) the countries to which the goods, services, items, software, technology, or technical data of the Company or any of its Subsidiaries have been exported; and (B) the authority for the exports, including license number, license exception or no license required, for each good, service, item, software, technology, and technical data of the Company and its Subsidiaries. Any such exports were in compliance with the applicable Laws and regulations of the country from which they were exported and all other applicable laws. No license is required under Export Controls and Sanctions to transfer any relevant goods, services, items, software, technology, or technical data from Company and its Subsidiaries to the Purchaser or its Subsidiaries.

(c)	None of the Company, any of its Subsidiaries or, to the Company’s Knowledge, any manager, director, officer, agent, distributor, employee or other person acting on behalf of or in the name of the Company or any of its Subsidiaries: (A) is, or is owned or controlled by, a Person or Persons located in Crimea, Cuba, Iran, or Syria, or a Person or Persons designated as a Specially Designated National or Blocked Person or other restricted party under the sanctions administered by OFAC; or (B) is included on any list of restricted entities, Persons or organizations published by the government of the United States of America including the Specially Designated Nationals and Blocked Persons List, the Sectoral Sanctions Identification List, or any other list maintained by OFAC, the Denied Persons List, the Entity List and any other list maintained by the U.S. Department of Commerce, the List of Statutorily Debarred Parties, the List of Administratively Debarred Parties, the Terrorist Exclusion List.

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(d)	No Action, claim, request for information, or subpoena is pending, threatened or concerning to any export or import activity of the Company or any of its Subsidiaries. No voluntary self disclosures have been filed by or for the Company or any of its Subsidiaries with respect to known or possible violations of any Export Controls and Sanctions or Import Restrictions.

(e)	To the Company’s Knowledge, neither the Company nor any of its Subsidiaries is aware of any fact or circumstance relating to the Company or any of its Subsidiaries that could result in any liability to the Company or any of its Subsidiaries for violation of any Export Controls and Sanctions or Import Restrictions.

(f)	The Company and its Subsidiaries, or where permitted by applicable Law, to the Company’s Knowledge, its customs brokers and/or freight forwarders, have maintained in all material respects all records required to be maintained in the Company’s and its Subsidiaries’ possession as required under the Export Controls and Sanctions and Import Restrictions.

(22)	Related Party Transactions.

(a)	Except as set forth in the Company Public Disclosure Record or compensation or other employment arrangements in the Ordinary Course, there are no transactions, agreements, arrangements or understandings between the Company or any of its Subsidiaries, on the one hand, and any officer or director of the Company or any shareholder that beneficially owns 1% or more of the Company Shares, on the other hand.

(b)	Neither the Company nor any of its Subsidiaries is indebted to any director, officer, employee or agent of, or independent contractor to, the Company or any of its Subsidiaries (except for amounts due in the Ordinary Course, including salaries, bonuses, director's fees, amounts owing under any contracting agreement with any such independent contractor or the reimbursement of expenses).

(23)	Conflict Minerals Compliance. None of the products manufactured by the Company or its Subsidiaries contain any:

(a)	gold;

(b)	tantalum, tin, or tungsten (derivatives of columbite-tantalite (coltan), cassiterite, and wolframite); or

(c)	any other minerals or their derivatives,

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in each case determined by the U.S. Secretary of State to be financing the conflict in the Democratic Republic of the Congo or an adjoining country (collectively “Conflict Minerals”).

(24)	Brokers and Finders. Except for the Company Financial Advisor and otherwise disclosed in Section (24) of the Company Disclosure Letter, none of the Company, any of its Subsidiaries nor any of their respective officers, directors or employees has employed any financial advisor, broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finders’ fees in connection with the Transactions. The Company has made true and complete disclosure to the Purchaser of all fees, commissions or other payments that may be incurred pursuant to such engagements or that may otherwise be payable to the Company Financial Advisor.

(25)	Company Voting Agreements. Each of the individuals listed in Schedule E has executed and delivered a Company Voting Agreement, copies of which have been made available to the Purchaser.

(26)	Vote Required. The only Company Securityholders votes necessary to approve this Agreement and the Arrangement and the Transactions contemplated hereby is, subject to the Interim Order, the Arrangement Resolution.

(27)	No Shareholdings in Purchaser. The Company does not, legally or beneficially, own, directly or indirectly, any securities of the Purchaser and does not have any right, agreement or obligation to purchase any securities of the Purchaser or any securities or obligations of any kind convertible into or exchangeable for any securities of the Purchaser.

(28)	All Information. The Company has not withheld from the Purchaser any material information or documents concerning the Company or any of its Subsidiaries or their respective assets or liabilities during the course of the Purchaser’s review of the Company and its assets. No representation or warranty contained herein and no statement contained in any schedule or other disclosure document provided or to be provided to the Purchaser by the Company pursuant hereto contains or will contain an untrue statement of a material fact which is necessary to make the statements herein not misleading.

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Schedule D
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

(1)	Organization, Good Standing and Qualification. The Purchaser and each of its Subsidiaries is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of its jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or, to the extent such concept is applicable, in good standing, or to have such power or authority, could not, individually or in the aggregate, reasonably be expected to prevent the ability of the Purchaser to consummate the Transactions. The Purchaser has made available to the Company prior to the date hereof complete and correct copies of its and the Purchaser’s Organizational Documents, and each as so delivered is in full force and effect on the date hereof.

(2)	Capital Structure.

(a)	The authorized capital of the Purchaser consists of an 100,000,000 of Purchaser Shares and 5,000,000 of Purchaser Preferred Shares, of which 23,063,077 Purchaser Shares were issued and outstanding and nil Purchaser Preferred Shares were issued and outstanding as of the close of business on October 30, 2019. All of the outstanding Purchaser Shares have been duly authorized and are validly issued, fully paid and non-assessable. Other than 517,000 Purchaser Shares reserved for issuance pursuant to outstanding awards under the Purchaser Employee Stock Purchase Plan and 6,791,782 Purchaser Shares reserved for issuance pursuant to outstanding awards under the Purchaser Stock Incentive Plan, the Purchaser has no Purchaser Shares reserved for issuance. Each of the outstanding shares or other securities of each of the Purchaser’s Subsidiaries is duly authorized, validly issued, fully paid and non-assessable and owned by the Purchaser, a direct or indirect wholly-owned Subsidiary of the Purchaser or the party specified in Section (2)(b) of the Purchaser Disclosure Letter, free and clear of any Liens. There are no pre-emptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Purchaser or any of its Subsidiaries to issue or sell any shares or other securities of the Purchaser or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of the Purchaser or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding.

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(b)	Section (2)(b) of the Purchaser Disclosure Letter sets forth (i) each of the Purchaser’s Subsidiaries and the ownership interest of the Purchaser in each such Subsidiary, as well as the ownership interest of any other Person or Persons in each such Subsidiary and (ii) the Purchaser’s or its Subsidiaries’ shares, equity interest or other direct or indirect ownership interest in any other Person.

(c)	Neither the Purchaser nor any of its Subsidiaries has agreed or is obligated to, directly or indirectly, make any future investment in or capital contribution or advance to any Person (other than in or to the Purchaser or any of its Subsidiaries).

(3)	Books and Records. The corporate books and records of the Purchaser and its Subsidiaries have been maintained in accordance with all applicable Law and are complete and accurate in all material respects. Financial books and records and accounts of the Purchaser and its Subsidiaries, in all material respects (i) have been maintained in accordance with good business practices on a basis consistent with prior years and past practice, (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and acquisitions and dispositions of assets of the Purchaser and its Subsidiaries, and (iii) accurately and fairly reflect the basis for the financial statements of the Purchaser.

(4)	Corporate Authority; Approval.

(a)	The Purchaser has all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the Transactions, and no other corporate action on the part of the Purchaser is necessary to authorize the execution and delivery by the Purchaser of this Agreement and to consummate the Transactions. This Agreement has been duly executed and delivered by the Purchaser and constitutes a valid and binding agreement of the Purchaser enforceable against the Purchaser in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(5)	Sufficient Funds. The Purchaser currently has available to it and will have available to it at Closing, when added to the funds to be delivered by the Company to the Depositary pursuant to Section 4.11, the funds necessary for the payment to the Depositary of the aggregate Cash Consideration payable pursuant to Section 2.10 of this Agreement.

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(6)	Governmental Filing; No Violations; Certain Contracts.

(a)	Other than the approvals, filings and/or notices with the Securities Authorities and the SEC, no notices, reports or other filings are required to be made by the Purchaser or its Subsidiaries with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the Purchaser or its Subsidiaries from, any Governmental Entity or other Person, in connection with the execution, delivery and performance of this Agreement and the consummation of the Transactions, or in connection with the continuing operation of the business of the Purchaser and its Subsidiaries following the Effective Time, except those that the failure to make or obtain would not, individually or in the aggregate, have a Purchaser Material Adverse Effect or prevent the consummation of the Transactions.

(b)	The execution, delivery and performance of this Agreement by the Purchaser and Purchaser do not, and the consummation of the Transactions will not, constitute or result in (i) a breach or violation of, or a default under, the Purchaser’s Organizational Documents or the Organizational Documents of any of its Subsidiaries, (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or default under, the creation or acceleration of any obligations under or the creation of a Lien, other than a Permitted Purchaser Lien, on any of the Purchaser Assets or any assets of its Subsidiaries pursuant to, any Contract binding upon the Purchaser or any of its Subsidiaries or Purchaser Plan or, assuming (solely with respect to performance of this Agreement and consummation of the Transactions) compliance with the matters referred to in Section (5), under any Law to which the Purchaser or any of its Subsidiaries is subject, or (iii) any change in the rights or obligations of any party under any Contract binding upon the Purchaser or any of its Subsidiaries, except, in the case of the foregoing, for any such breach, violation, termination, default, creation, acceleration or change that would not have a Purchaser Material Adverse Effect.

(c)	The execution, delivery and performance of this Agreement by the Purchaser do not, and the consummation of the Transactions will not, constitute or result in the imposition of any encumbrance upon any of the property or assets of the Purchaser or any of its Subsidiaries, or give any Person the right to acquire any of the assets of the Purchaser or of its Subsidiaries, or restrict, hinder, impair or limit the ability of the Purchaser or any of its Subsidiaries to conduct the business of the Purchaser or any of its Subsidiaries as and where it is now being conducted.

(7)	Purchaser Public Disclosure Record; Financial Statements.

(a)	The Purchaser Public Disclosure Record has been filed or furnished, as applicable, on a timely basis, with the Securities Authorities pursuant to the Securities Laws since the Applicable Date. The Purchaser Public Disclosure Record, at the time of its filing or being furnished complied in all material respects with the applicable requirements of the Securities Laws, and any rules and regulations promulgated thereunder applicable to the Purchaser Public Disclosure Record including the U.S. Securities Act and U.S. Exchange Act. As of their respective filing dates (or, if amended prior to the date hereof, as of the date of such amendment), the Purchaser Public Disclosure Record (i) complied in all material respects with, to the extent in effect at the time of filing or amendment, the applicable Securities Laws, and (ii) did not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. The Purchaser has made available to the Company true and complete copies of all written comment letters from the staff of the Securities Authorities since the Applicable Date relating to the Purchaser Public Disclosure Record and all written responses of the Purchaser thereto other than with respect to requests for confidential treatment or which are otherwise publicly available on EDGAR. There are no outstanding or unresolved comments in comment letters received from staff of any Securities Authority with respect to the Purchaser Public Disclosure Record, and the Purchaser Public Disclosure Record (other than confidential treatment requests) is not the subject of ongoing Securities Authority review.

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(b)	The Purchaser is a “registrant” under United States Securities Laws. The Purchaser Shares are listed and posted for trading on the Nasdaq. The Purchaser has not taken any action to cease to be a registrant in the United States nor has the Purchaser received notification from any Securities Authority seeking to revoke the registrant status of the Purchaser. No delisting, suspension of trading or cease trade or other order or restriction with respect to any securities of the Purchaser, as applicable, has been issued by a Securities Authority or the Nasdaq or to the Purchaser’s Knowledge is pending, in effect, has been threatened, or is expected to be implemented or undertaken, and the Purchaser is not subject to any formal or informal review, enquiry, investigation or other proceeding by a Securities Authority or the Nasdaq relating to any such order or restriction. The Purchaser has not filed any confidential material change report (which at the date hereof remains confidential) or any other confidential filings filed to or furnished with, as applicable, any Securities Authority.

(c)	The Purchaser is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the Nasdaq.

(d)	The Purchaser has established and maintains “disclosure controls and procedures” (as such term is defined in the U.S. Exchange Act) to provide reasonable assurance that: (i) material information relating to the Purchaser is made known to the Purchaser’s management, including its chief financial officer and chief executive officer, particularly during the periods in which the Purchaser’s annual reports on Form 10-K and each interim report on Form 10-Q are being prepared; and (ii) information required to be disclosed by the Purchaser in such annual or interim filings or other reports filed or submitted by it under Securities Laws, is recorded, processed, summarized and reported within the time periods specified in Securities Laws. The Purchaser has established and maintains a system of internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. To the Purchaser’s Knowledge, there is no material weakness or significant deficiency relating to the design, operation, implementation or maintenance of the Purchaser’s internal control over financial reporting, or Fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of the Purchaser.

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(e)	The Purchaser has disclosed, based on the results of the most recent evaluation of its chief executive officer and its chief financial officer prior to the date hereof, to the Purchaser’s auditors and the audit committee of the Purchaser Board, (A) any significant deficiencies in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect the Purchaser’s ability to record, process, summarize and report financial information and has identified for the Purchaser’s auditors and audit committee of the Purchaser Board any material weaknesses in internal control over financial reporting and (B) any Fraud, whether or not material, that involves management or other employees who have a significant role in the Purchaser’s internal control over financial reporting. The Purchaser has made available to the Company prior to the date hereof (i) a summary of any such disclosure made by management to the Purchaser’s auditors and audit committee since the Applicable Date and (ii) any material communication since the Applicable Date made by management or the Purchaser’s auditors to the audit committee required or contemplated by listing standards of the Nasdaq, the audit committee’s charter or professional standards of the Public Company Accounting Oversight Board. Since the Applicable Date, no material complaints from any source regarding accounting, internal accounting controls or auditing matters, and no concerns from Purchaser Employees regarding questionable accounting or auditing matters, have been received by the Purchaser. The Purchaser has made available to the Company prior to the date hereof a summary of all material complaints or concerns relating to other matters made since the Applicable Date that remain outstanding as of the date hereof through the Purchaser’s whistleblower hot line or equivalent system for receipt of employee concerns regarding possible violations of Law.

(f)	Each of the consolidated balance sheets included in or incorporated by reference into the Purchaser Public Disclosure Record (including the related notes and schedules) (i) complied with Securities Law at the time it was filed as to form in all material respects, (ii) was prepared in accordance with U.S. GAAP, IFRS or International Accounting Standards applied on a consistent basis during the periods involved (except as may be indicated in the notes set forth therein), (iii) fairly presents the consolidated financial position of the Purchaser and its consolidated Subsidiaries as of its date, and (iv) each of the consolidated statement of operations, balance sheets and comprehensive statement of income included in or incorporated by reference into the Purchaser Public Disclosure Record (including any related notes and schedules) fairly presents the results of operations, retained earnings (loss) and changes in financial position, as the case may be, of the Purchaser and its consolidated Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that will not be material in amount or effect), in each case in accordance with U.S. GAAP, IFRS or International Accounting Standards consistently applied during the periods involved, except as may be noted therein.

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(g)	Since the Applicable Date, except as described in the Purchaser Public Disclosure Record or except as may be required by any regulatory authority, there has been no change in the Purchaser’s accounting policies or the methods of making accounting estimates or changes in estimates that are material to the Purchaser’s financial statements. The reserves reflected in the Purchaser’s financial statements are in accordance with U.S. GAAP and have been calculated in a consistent manner.

(h)	The Purchaser’s auditors are Squar Milner LLP, independent public accountants as required by applicable Law and there is not now, and there has never been, any reportable disagreement with the present or any former auditor of the Purchaser.

(8)	Litigation and Liabilities.

(a)	Except as set forth in Section (8) of the Purchaser Disclosure Letter, there are no civil, criminal or administrative Actions or other proceedings, or to the Purchaser’s Knowledge, pending or threatened, against the Purchaser or any of its Subsidiaries that would not have a Purchaser Material Adverse Effect.

(b)	Except as reflected or reserved against in the Purchaser’s most recent consolidated balance sheet (and the notes thereto) included in the Purchaser Public Disclosure Record filed prior to the date hereof and for obligations or liabilities incurred in the Ordinary Course since the date of such consolidated balance sheets, there are no obligations or liabilities of the Purchaser or any of its Subsidiaries, whether or not accrued, contingent, asserted or otherwise and whether or not required to be disclosed, or any other facts or circumstances that would reasonably be expected to result in any claims against, or obligations or liabilities of, the Purchaser or any of its Subsidiaries, except for those that, individually or in the aggregate, are not material in amount or would not prevent the consummation of the Transactions.

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(c)	Neither the Purchaser nor any of its Subsidiaries is a party to or subject to the provisions of any judgment, order, writ, injunction, decree or award of any Governmental Entity that restricts in any material respect the manner in which the Purchaser and its Subsidiaries conduct their respective businesses. There are no investigations by any Governmental Entity pending, or, to the Purchaser’s Knowledge, threatened against the Purchaser or any of its Subsidiaries that would, individually or in the aggregate, reasonably be expected to have a Purchaser Material Adverse Effect. Neither the Purchaser nor any of its Subsidiaries nor any of their respective assets, rights or properties is or are subject to any injunction, judgment, order or decree except for those that would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

(d)	To the Purchaser’s Knowledge, all costs, expenses, and liabilities payable on or prior to the date hereof under the terms of any contracts and agreements to which the Purchaser or any its Subsidiaries is directly or indirectly bound have been properly and timely paid, except for such expenses that are being currently paid prior to delinquency in the Ordinary Course .

(9)	Employee Benefits. Each Purchaser Plan (including any related trusts): (i) has been established, operated and administered in compliance with its terms and Law, including, without limitation, ERISA, the Code, governmental taxation and funding requirements, in all material respects, (ii) all contributions or other amounts payable by the Purchaser or a Subsidiary of the Purchaser with respect to each Purchaser Plan in respect of current or prior plan years have been paid or accrued in all material respects in accordance with U.S. GAAP, and (iii) there are no outstanding or, to the Purchaser’s Knowledge, pending or threatened claims (other than routine claims for benefits), lawsuits, charges, complaints, grievances, investigations, audits, proceedings or arbitrations that have been asserted or instituted with respect to any Purchaser Plan or proceedings in or by a Governmental Entity by, on behalf of or against any Purchaser Plan or any trust related thereto which would have a Purchaser Material Adverse Effect.

(10)	No Undisclosed Liabilities. Neither the Purchaser nor any of its Subsidiaries has any liabilities of the type required to be reflected as liabilities on a balance sheet prepared in accordance with U.S. GAAP, other than; (i) liabilities incurred in connection with the Arrangement, and (iii) liabilities that would not be reasonably expected to have, individual or in the aggregate, a Purchaser Material Adverse Effect.

(11)	Labour Matters. Each of the Purchaser and its Subsidiaries is in compliance in all material respects with all their own policies and handbooks and all Laws respecting labour, employment and employment practices, written employment agreements, terms and conditions of employment, wages and hours, human rights, immigration, pay equity, employee privacy, accommodation and occupational safety and health. Neither the Purchaser nor any of its Subsidiaries has incurred any liability or obligation under the United States Worker Adjustment and Retraining Notification Act and the regulations promulgated thereunder or any similar federal, national, state, provincial or local Law. To the Purchaser’s Knowledge, all Purchaser Employees and Purchaser Contractors are authorized and have appropriate documentation to work in the jurisdiction in which they are providing services.

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(12)	Compliance with Laws; Licenses.

(a)	Since the Applicable Date, the businesses of each of the Purchaser and its Subsidiaries have not been, and are not being, conducted in violation of any Laws, except for violations that have not had and would not have a Purchaser Material Adverse Effect or prevent the consummation of Transactions. To the Purchaser’s Knowledge, no investigation or review by any Governmental Entity with respect to the Purchaser or any of its Subsidiaries is pending or threatened, except for such investigations or reviews the outcome of which would not have a Purchaser Material Adverse Effect, or prevent the consummation of the Transactions.

(b)	The Purchaser and the Subsidiaries are in material compliance with data protection, privacy, and protection of personal information Laws, including the European Union’s General Data Protection Regulation, as applicable, in each jurisdiction where they operate.

(c)	Each of the Purchaser and its Subsidiaries has obtained and is in compliance with all permits, licenses, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions and orders issued or granted by a Governmental Entity (the “Purchaser Licenses”) necessary to conduct its business as presently conducted and used, except those the absence of which would not have a Purchaser Material Adverse Effect or prevent the consummation of the Transactions. The operation of the business of the Purchaser and its Subsidiaries as presently conducted is not, and has not been since the Applicable Date, in violation of, nor is the Purchaser or its Subsidiaries in default or violation under, any Purchaser License, and, to the Purchaser’s Knowledge, no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation of any material terms, condition or provision of any Purchaser License, except where such default or violation of such Purchaser License which would not have a Purchaser Material Adverse Effect, or prevent the consummation of the Transactions. To the Purchaser’s Knowledge, there are no actions pending or threatened, that seek the revocation, cancellation or adverse modification of any Purchaser License, except where such revocation, cancellation or adverse modification would not reasonably be expected to have a Purchaser Material Adverse Effect or prevent the consummation of the Transactions. Since the Applicable Date, neither the Purchaser nor any of its Subsidiaries has received any notice or communication of any material noncompliance or alleged material non- compliance with any Purchaser Licenses that has not been cured, except as would not have a Purchaser Material Adverse Effect.

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(d)	To the Purchaser’s Knowledge, neither the Purchaser nor any of its Subsidiaries or any other Person associated with or acting on behalf of the Purchaser or any of its Subsidiaries, including any director, officer, agent or employee of the Purchaser or any of its Subsidiaries, has (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity or to influence official action, (ii) made any direct or indirect unlawful payment to any foreign or domestic Government Official or employee from corporate funds, (iii) violated or is in violation of any provision of (A) Applicable Anti-Corruption Laws, or (B) any other Law that prohibits corruption or bribery, or (iv) has been or is being investigated by a Governmental Entity, or has been or is the subject of any allegations, with respect to conduct within the scope of the foregoing clauses (i) through (iii).

(e)	To the Purchaser’s Knowledge, neither the Purchaser nor any of its Subsidiaries is in conflict with, default under or violation of, or is being charged by any Governmental Entity or investigated for, a violation of any Antitrust Law applicable to the Purchaser or any of its Subsidiaries. To the Purchaser’s Knowledge, no investigation or review by any Governmental Entity under any Antitrust Law or any settlement agreement in respect of a violation or alleged violation thereof with respect to the Purchaser or any of its Subsidiaries is pending or threatened, nor has any Governmental Entity indicated an intention to conduct any such investigation or review.

(13)	Material Contracts.

(a)	Except for this Agreement, Section (13)(a) of the Purchaser Disclosure Letter sets forth a true and complete list of any “material contract”, as such term is defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC, of the Purchaser (any such Contract being a “Purchaser Material Contract”). True, correct and complete copies of each Purchaser Material Contract have been provided to the Company and, except as would not reasonably be expected to have a Purchaser Material Adverse Effect, the Purchaser has notified the Company of the material terms (if any) to any Purchaser Material Contracts assumed since January 1, 2019 as a result of any acquisition, directly or indirectly, by the Purchaser and which remain in effect. The Company acknowledges that the foregoing representation does not apply to the Purchaser Material Contracts assumed in connection with the acquisition of Maestro Wireless Solutions Limited, Fargo Telecom Asia Limited, Maestro China Limited, Falcom GmbH, Fargo Telecom Technologies Private Limited and Maestro Europe S.L.

(b)	Except as would not reasonably be expected to have a Purchaser Material Adverse Effect, none of the Purchaser or its Subsidiaries or, to the Purchaser’s Knowledge, any of the other parties thereto, is in breach or violation of or in default under, or committed or failed to perform any act which would result in a default under (in each case, with or without notice or lapse of time or both) any Purchaser Material Contract in any material respect, and none of the Purchaser or its Subsidiaries has received or given any notice of default under any Purchaser Material Contract which remains uncured. To the Purchaser’s Knowledge, there exists no state of facts which after notice or lapse of time or both would constitute a default under or breach or violation of any Purchaser Material Contract to perform its obligations thereunder where, in any such case, such default, breach, violation or non-performance has had or would reasonably be expected to have a Purchaser Material Adverse Effect. To the Purchaser’s Knowledge, no Person has challenged in writing the validity or enforceability of any Purchaser Material Contract.

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(c)	There are no shareholders or stockholders agreements, registration rights agreements, voting trusts, proxies or similar agreements, arrangements or commitments as to which Purchaser or any of its Subsidiaries is a party or, to the Purchaser’s Knowledge, with respect to any shares or other equity interests of Purchaser or any of its Subsidiaries or any other Contract relating to the disposition, voting or dividends with respect to any shares or other equity securities of Purchaser of any of its Subsidiaries.

(d)	Neither the Purchaser nor any of its Subsidiaries has received written notice of any termination of, or, to the Purchaser’s Knowledge, intent to terminate or otherwise fail to fully perform any Purchaser Material Contract.

(e)	No consent, waiver or approval from other parties to any Purchaser Material Contract is required to be obtained by the Purchaser nor any of its Subsidiaries in connection with this Agreement or the consummation by the Purchaser of the Arrangement.

(f)	Neither the Purchaser nor any of its Subsidiaries are a party to or bound by any non-competition agreement or any other agreement, obligation, judgment, injunction, order or decree that purports to (i) limit the manner or the localities in which all or any material portion of the business of the Purchaser or any of its Subsidiaries are conduction, (ii) limit any business practice of the Purchaser or any of its Subsidiaries in any material respect, or (iii) restrict any acquisition or disposition of any property by the Purchaser or any of its Subsidiaries in any material respect.

(14)	Environmental Matters. Except as disclosed in the Purchaser Public Disclosure Record or as disclosed in Section (14) of the Purchaser Disclosure Letter, to the Purchaser’s Knowledge: (i) the Purchaser and its Subsidiaries have at all times complied in all material respects with all applicable Environmental Laws; (ii) no property (including soils, groundwater, surface water, buildings or other structures) currently or formerly owned or operated by the Purchaser or any of its Subsidiaries has been contaminated with any Hazardous Substance in a manner that would reasonably be expected to result in material liability other than at sites for which existing reserves and/or indemnification will fully address all future costs; (iii) neither the Purchaser nor any of its Subsidiaries is subject to liability for any Hazardous Substance disposal or contamination on any third party property other than at sites for which existing reserves and/or indemnification recoveries will cover all future costs; (iv) neither the Purchaser nor any of its Subsidiaries has received any notice, demand, letter, claim or request for information alleging that the Purchaser or any of its Subsidiaries may be in violation of or subject to liability under any Environmental Law; (v) neither the Purchaser nor any of its Subsidiaries is subject to any order, decree, injunction or other arrangement with any Governmental Entity or any indemnity obligation or other agreement with any third party relating to liability or obligations relating to any Environmental Law; (vi) there are no other circumstances or conditions concerning the Purchaser or any of its Subsidiaries that would reasonably be expected to result in any material claim, liability, investigation or capital expenditure not otherwise fully covered by existing reserves and/or indemnification recoveries; and (vii) the Purchaser has made available to the Company correct and complete copies of all environmental reports, studies, assessments, memoranda and similar environmental documents in its possession relating to the Purchaser or its Subsidiaries or their respective current and former properties or operations.

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(15)	Conflict Minerals Compliance. To the Purchaser’s Knowledge, none of the products manufactured by the Purchaser or its Subsidiaries contain any Conflict Minerals.

(16)	Taxes.

(a)	The Purchaser and each of its Subsidiaries: (i) have prepared and duly and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them and all such filed Tax Returns are complete and accurate in all material respects; (ii) have paid all Taxes that are required to be paid (whether or not shown as due on such filed Tax Returns) or that the Purchaser or any of its Subsidiaries is obligated to withhold from amounts owing to any employee, independent contractor, creditor or third party; and (iii) have withheld from each payment made to any Person, and charged, collected and remitted in respect of every sale, supply and delivery, all Taxes required under applicable Law, except as would not have a Purchaser Material Adverse Effect. To the Purchaser’s Knowledge, neither the Purchaser nor any of its Subsidiaries has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, except as would not have a Purchaser Material Adverse Effect.

(b)	Except as set out in Section (16)(b) of the Purchaser Disclosure Letter or as have otherwise been made available to the Company, to the Purchaser’s Knowledge, there are not pending, or threatened in writing, any audits, examinations, investigations, proposed adjustments, assessments, reassessments, appeals, or other Tax-related proceedings with respect to the Purchaser or any Subsidiary.

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(c)	Neither the Purchaser nor any of its Subsidiaries: (i) has any liability for the Taxes of any Person (other than the Purchaser or its Subsidiaries) under Treasury Regulations Section 1.1502-6 or any similar provision of state, provincial, local or foreign Law, (ii) is a party to or bound by any Tax sharing agreement, Tax allocation agreement or Tax indemnity agreement (other than Tax gross-ups to employees, and any other commercial agreements or contracts not primarily related to Tax) or (iii) has been either a “distributing corporation” or a “controlled corporation” in a transaction intended to be governed by Section 355 of the Code in the past two years.

(17)	Intellectual Property.

(a)	Except as would not have a Purchaser Material Adverse Effect: (i) the Purchaser and its Subsidiaries own all right, title and interest in and to, or have validly licensed (and are not in material breach of such licenses), all Intellectual Property rights that are material to the conduct of the business, as presently conducted, of the Purchaser and its Subsidiaries; (ii) all such Intellectual Property rights that are owned by or licensed to the Purchaser and its Subsidiaries are sufficient, in all material respects, for conducting the business, as presently conducted, of the Purchaser and its Subsidiaries; (iii) to the Purchaser’s Knowledge, all Intellectual Property rights owned or licensed by the Purchaser and its Subsidiaries are valid and enforceable (except for pending applications), and to the Purchaser’s Knowledge, the conduct of the business, as presently conducted, of the Purchaser and its Subsidiaries pursuant to the Transactions and the use by the Purchaser and its Subsidiaries of any of the Intellectual Property rights or Technology (as defined below) owned by or licensed to them does not breach, violate, infringe or interfere with any rights of any other Person; (iv) all computer hardware and associated firmware and operating systems, application software, database engines and processed data, technology infrastructure and other computer systems used in connection with the conduct of the business, as presently conducted, of the Purchaser and its Subsidiaries (collectively, the “Technology”) are sufficient, in all material respects, for conducting the business, as presently conducted, of the Purchaser and its Subsidiaries; and (v) the Purchaser and its Subsidiaries own or have validly licensed or leased (and are not in material breach of such licenses or leases) such Technology.

(b)	To the Purchaser’s Knowledge, no Person (including, without limitation, any current or former employee or consultant of Purchaser or its Subsidiaries) is infringing, violating, claiming ownership rights in or misappropriating any of the Intellectual Property owned by the Purchaser or any of its Subsidiaries, in each case, except as would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

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(c)	There is no Intellectual Property that is owned by the Purchaser in which any third party has any exclusive right(s) therein, except in each case as would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

(d)	The Purchaser takes commercially reasonable actions to protect the confidentiality and security of personally identifiable information and of its information technology systems and material proprietary data, and, to the Purchaser’s Knowledge, there have been during the past two (2) years no violations or unauthorized access to same, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

(18)	Customers. Section (18) of the Purchaser Disclosure Letter sets forth a list of the Purchaser Significant Customers. Since January 1, 2019, to the Purchaser’s Knowledge, no Purchaser Significant Customer has indicated to the Purchaser an intention to: (i) terminate its relationship with, or otherwise stop or materially reduce the purchases of products from, the Purchaser or its Subsidiaries or (ii) change the terms and conditions on which it purchases products from the Purchaser or its Subsidiaries, which would have a Purchaser Material Adverse Effect.

(19)	Suppliers. Section (19) of the Purchaser Disclosure Letter sets forth a list of Purchaser Significant Suppliers. Since January 1, 2019, no Purchaser Significant Supplier has indicated an intention to: (i) terminate its relationship with, or otherwise stop or materially reduce the supply of products to, the Purchaser or its Subsidiaries or (ii) change the terms and conditions on which it supplies products to the Purchaser or its Subsidiaries, in any material respect, except for such termination or change that would have a Purchaser Material Adverse Effect.

(20)	Product Liabilities. Since the Applicable Date, none of the Purchaser or any of its Subsidiaries has received any written claim, and to the Purchaser’s Knowledge, any other claim, and, to the Purchaser’s Knowledge, there are no incidents that would reasonably be expected to give rise to a claim for or based upon breach of product warranty (other than warranty service and repair claims in the Ordinary Course not material in amount or significance), strict liability in tort, negligent manufacture of product, negligent provision of services or any product complaint or any other similar allegation of liability, including or resulting in product recalls, except as would not have a Purchaser Material Adverse Effect.

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(21)	Export Control Laws.

(a)	Since the Applicable Date, except as would not have a Purchaser Material Adverse Effect, the Purchaser and each of its Subsidiaries have: (i) complied with all applicable U.S. Laws and regulations, as well as any applicable Export Controls and Sanctions, including (A) the Export Administration Regulations maintained by the U.S. Department of Commerce, the International Traffic in Arms Regulations maintained by the U.S. Department of State, trade and economic sanctions maintained by the U.S. Department of the Treasury's Office of Foreign Assets Control (“OFAC”), and any applicable anti-boycott compliance regulations, and (B) the Export and Import Permits Act, Special Economic Measures Act, United Nations Act (including regulations under these various statutes) and other export control measures and trade and economic sanctions maintained or administered by the Canadian Department of Foreign Affairs and International Trade and/or the Canada Border Services Agency, as well as the Nuclear Safety Act and Control Act administered by the Canadian Nuclear Safety Commission, and (ii) to the Purchaser’s Knowledge, neither the Purchaser nor any of its Subsidiaries has directly exported any products, software, or technology (including products derived from or based on such technology) to any destination, entity, or person prohibited by the Export Controls and Sanctions without obtaining prior authorization from the competent Governmental Entities as required by those Export Controls and Sanctions. The Purchaser and its Subsidiaries are in material compliance with all applicable Import Restrictions, including (A) Title 19 of the U.S. Code and Title 19 of the Code of Federal Regulations, and (B) the Special Import Measures Act and all regulations thereunder.

(b)	None of the Purchaser, any of its Subsidiaries or, to the Purchaser’s Knowledge, any manager, director, officer, agent, distributor, employee or other person acting on behalf of or in the name of the Purchaser or any of its Subsidiaries: (A) is, or is owned or controlled by, a Person or Persons located in Crimea, Cuba, Iran, or Syria, or a Person or Persons designated as a Specially Designated National or Blocked Person or other restricted party under the sanctions administered by OFAC; or (B) is included on any list of restricted entities, Persons or organizations published by the government of the United States of America including the Specially Designated Nationals and Blocked Persons List, the Sectoral Sanctions Identification List, or any other list maintained by OFAC, the Denied Persons List, the Entity List and any other list maintained by the U.S. Department of Commerce, the List of Statutorily Debarred Parties, the List of Administratively Debarred Parties, the Terrorist Exclusion List.

(c)	No Action, claim, request for information, or subpoena is pending, threatened or concerning to any export or import activity of the Purchaser or any of its Subsidiaries. No voluntary self disclosures have been filed by or for the Purchaser or any of its Subsidiaries with respect to known or possible violations of any Export Controls and Sanctions or Import Restrictions.

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(d)	To the Purchaser’s Knowledge, neither the Purchaser nor any of its Subsidiaries is aware of any fact or circumstance relating to the Purchaser or any of its Subsidiaries that could result in any liability to the Purchaser or any of its Subsidiaries for violation of any Export Controls and Sanctions or Import Restrictions.

(e)	The Purchaser and its Subsidiaries, or where permitted by applicable Law, to the Purchaser’s Knowledge, its customs brokers, distributors and/or freight forwarders, have maintained in all material respects all records required to be maintained in the Purchaser’s and its Subsidiaries’ possession as required under the Export Controls and Sanctions and Import Restrictions.

(22)	Related Party Transactions.

(a)	Except as set forth in the Purchaser Public Disclosure Record or compensation or other employment arrangements in the Ordinary Course, there are no transactions, agreements, arrangements or understandings between the Purchaser or any of its Subsidiaries, on the one hand, and any officer or director of the Purchaser or any shareholder that beneficially owns 1% or more of the Purchaser Shares, on the other hand.

(b)	Neither the Purchaser nor any of its Subsidiaries is indebted to any director, officer, employee or agent of, or independent contractor to, the Purchaser or any of its Subsidiaries (except for amounts due in the Ordinary Course, including salaries, bonuses, director's fees, amounts owing under any contracting agreement with any such independent contractor or the reimbursement of expenses).

(23)	Independent Investigation. The Purchaser has performed an independent investigation, examination, analysis and verification of the Company and its Subsidiaries, including the Purchaser’s own estimate of the value of the business of the Company and its Subsidiaries. The Purchaser has had the opportunity to visit with the Company and its representatives to discuss the foregoing matters. The Purchaser has conducted such due diligence activities and investigations in connection with the Transactions as the Purchaser deems reasonable or necessary and, in connection with such activities and investigations, the Purchaser has relied on its own financial, legal and other experts and advisors in arriving at its decision to execute, deliver and consummate this Agreement and complete the Arrangement. In connection with the foregoing, the Purchaser and its representatives have received certain estimates, budgets, forecasts, plans and financial projections (collectively, “Forward Looking Statements”) in respect of the Company and its and their business. There are uncertainties inherent in the Forward Looking Statements, and the Purchaser is familiar with such uncertainties. The Purchaser is taking full responsibility for making its own evaluation of the adequacy and accuracy of all Forward Looking Statements (including the reasonableness of the assumptions underlying the Forward Looking Statements). Notwithstanding the foregoing, nothing in this Section will have the effect of limiting or prejudicing, in any way whatsoever the Purchaser’s reliance upon the representations and warranties in Schedule C (inclusive of the exceptions to such representations and warranties contained in the Company Disclosure Letter).

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(24)	Brokers and Finders. Except as disclosed in Section (24) of the Purchaser Disclosure Letter, none of the Purchaser, any of its Subsidiaries nor any of their respective officers, directors or employees has employed any financial advisor, broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finders’ fees in connection with the Transactions.

(25)	Vote Required. No vote or consent of the shareholders of shares of the Purchaser is necessary to approve this Agreement and the Arrangement and the Transactions contemplated hereby.

(26)	No Shareholdings in Company. The Purchaser does not, legally or beneficially, own, directly or indirectly, any securities of the Company and does not have any right, agreement or obligation to purchase any securities of the Company or any securities or obligations of any kind convertible into or exchangeable for any securities of the Company.

(27)	All Information. The Purchaser has not withheld from the Company any material information or documents concerning the Purchaser or any of its Subsidiaries or their respective assets or liabilities during the course of the Company’s review of the Purchaser and its assets. No representation or warranty contained herein and no statement contained in any schedule or other disclosure document provided or to be provided to the Company by the Purchaser pursuant hereto contains or will contain an untrue statement of a material fact which is necessary to make the statements herein not misleading.

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Schedule E

E-1